AGREEMENT AND PLAN OF MERGER
by and among
EDGEWELL PERSONAL CARE COMPANY,
CALLAHAN CORP.,
HARRY’S, INC.

and

THE PERSON PARTY HERETO

solely in its capacity as the Stockholder Representative
Dated as of May 8, 2019

i

3.21	Directors and Officers	62
3.22	Affiliate Transactions	62
3.23	State Takeover Statutes	62
3.24	Independent Investigation; No Reliance	62

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		63
4.1	Organization and Standing	63
4.2	Capitalization	64
4.3	Authority, Validity and Effect	64
4.4	No Conflict; Required Consents	65
4.5	Independent Investigation; No Reliance	65
4.6	Financing	66
4.7	Legal Proceedings	67
4.8	No Brokers	67
4.9	SEC Filings; Financial Statements	67
4.10	Compliance with Law	69
4.11	Absence of Certain Changes	69
4.12	Ownership of Merger Sub; No Prior Activities	69

ARTICLE V. CONVENANTS AND AGREEMENTS		69
5.1	Interim Operations of the Company	69
5.2	Interim Operations of Parent	73
5.3	Reasonable Access; Confidentiality	74
5.4	Publicity	75
5.5	Records	75
5.6	Indemnification	75
5.7	Reasonable Best Efforts; Cooperation	77
5.8	Competition Filings	78
5.9	Exclusivity	81
5.10	Employee Matters	81
5.11	Company Stockholder Approval; Stockholder Notice	84
5.12	Merger Sub Stockholder Approval	84
5.13	Termination of Affiliate Transactions	84
5.14	Financing and Financing Cooperation	84
5.15	Specified Interest Redemption	89
5.16	R&W Insurance Policy	90
5.17	NYSE Listing	90
5.18	Registration Rights Agreement	90

ARTICLE VI. CONDITIONS TO CLOSING		90
6.1	Conditions to Obligations of the Company	90
6.2	Conditions to Obligations of Parent	91

6.3	Frustration of Closing Conditions	92

ARTICLE VII. TERMINATION OF AGREEMENT		92
7.1	Termination	93
7.2	Effect of Termination	94

ARTICLE VIII. REMEDIES AND RELEASE		94
8.1	Survival of Representations and Warranties	94
8.2	Release	94
8.3	Acknowledgement	95
8.4	Specific Performance	95

ARTICLE IX. TAX MATTERS		96
9.1	Transfer Taxes	96
9.2	Termination of Tax-Sharing Agreements	96
9.3	Post-Closing Tax Actions	96
9.4	2018 U.S. Federal Income Tax Returns	97
9.5	Section 382	97
9.6	Treatment of Certain Payments	97

ARTICLE X. MISCELLANEOUS AND GENERAL		97
10.1	Stockholder Representative	97
10.2	Expenses	100
10.3	Successors and Assigns	100
10.4	Third Party Beneficiaries	100
10.5	Further Assurances	100
10.6	Notices	100
10.7	Captions	101
10.8	Amendment; Waiver	101
10.9	Governing Law	102
10.10	Consent to Jurisdiction and Service of Process	102
10.11	Waiver of Jury Trial	102
10.12	Severability	102
10.13	Construction	102
10.14	Counterparts; Electronic Transmission	103
10.15	Complete Agreement	103
10.16	Financing Parties	103
10.17	Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney‑Client Privilege	104

EXHIBITS
Exhibit A    [Reserved]
Exhibit B    Company Options and RSU Awards; Warrants
Exhibit C    R&W Insurance Binder
Exhibit D    Registration Rights Agreement Terms
Exhibit E    Outline of Terms of Management Incentive Plan

US-DOCS\107408330.9

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of May 8, 2019, by and among Edgewell Personal Care Company, a Missouri corporation (“Parent”), Callahan Corp., a Delaware corporation (“Merger Sub”), Harry’s, Inc., a Delaware corporation (“Callahan” or the “Company”) and the Person party hereto (the “Stockholder Representative”), solely in its capacity as the representative of the Company Equity Holders. Terms used in this Agreement that are capitalized and not otherwise defined in context have the meanings set forth or cross-referenced in Article I.
RECITALS
WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the acquisition of the Company by Parent, by means of a merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (as such, the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, and the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are advisable and in the best interests of Parent and its stockholders and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance;
WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of Merger Sub’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and (iv) recommended that the sole stockholder of Merger Sub adopt this Agreement;
WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Common Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for its adoption and (iv) recommended that this Agreement be adopted by the Common Stockholders; and
WHEREAS, in connection with the execution of this Agreement and as an inducement for Parent to enter into this Agreement, each Specified Individual has executed a Covenant Agreement and Specified Company Equity Holders have executed lock-up agreements, in each case effective as of the Closing.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Company, Merger Sub and Parent hereby agree as follows:

Article I.
DEFINITIONS
For purposes of this Agreement:
“2018 Tax Return” has the meaning set forth in Section 9.4.
“Accredited Investor” means an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.
“Action” means any suit, legal proceeding, enforcement proceeding, arbitration proceeding, hearing, litigation, investigation or other proceeding, whether civil, criminal or administrative, at law or in equity, by or before any Governmental Authority.
“Adjustment Escrow Account” means the account designated by the Escrow Agent into which the Adjustment Escrow Amount is to be deposited pursuant to Section 2.2(b)(ii).
“Adjustment Escrow Agreement” means an escrow agreement by and among Parent, the Stockholder Representative and the Escrow Agent in customary form and substance reasonably satisfactory to each of the parties thereto governing the administration of the Adjustment Escrow Amount in accordance with the terms of this Agreement.
“Adjustment Escrow Amount” means $20,000,000, to be held in accordance with the Adjustment Escrow Agreement.
“Adjustment Resolution Period” has the meaning set forth in Section 2.10(c).
“Adjustment Review Period” has the meaning set forth in Section 2.10(c).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such first Person.
“Affiliate Agreement” has the meaning set forth in Section 3.22.
“Aggregate Base Cash Amount” means the Base Cash Consideration, minus (a) the Estimated Closing Indebtedness, minus (b) the Estimated Transaction Expenses, minus (c) the amount, if any, by which the Estimated Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (d) the amount, if any, by which the Estimated Working Capital Amount exceeds the Estimated Target Working Capital Amount, plus (e) the Estimated Closing Cash, minus (f) the Adjustment Escrow Amount, minus (g) the Representative Holdback Amount, plus (h) the Aggregate Option Exercise Price, minus (i) the Estimated NOL Shortfall Amount, if any, plus (j) the Estimated NOL Excess Amount, if any.
“Aggregate Consideration” means the Aggregate Share Amount plus the Aggregate Final Cash Amount.
“Aggregate Consideration Value” means $1,370,000,000.

“Aggregate Final Cash Amount” has the meaning set forth in Section 2.10(e).
“Aggregate Option Exercise Price” means the sum of the exercise prices payable upon exercise in full of all Options issued and outstanding as of immediately prior to the Effective Time.
“Aggregate Share Amount” means a number of newly issued shares of Parent Common Stock equal to (a) the excess of (i) the Aggregate Consideration Value over (ii) the Base Cash Consideration divided by (b) the Market Value Per Share.
“Agreement” has the meaning set forth in the preamble.
“Alternative Proposal” has the meaning set forth in Section 5.9.
“Applicable Competition Laws” has the meaning set forth in Section 5.8(a).
“Appraised Value” has the meaning set forth in Section 5.15.
“Base Cash Consideration” means $1,085,000,000.
“Bonus Account” has the meaning set forth in Section 2.14(a).
“Bonus Payments” means any and all bonuses, change-of-control payments or similar amounts payable to employees of any Callahan Company, in each case, to the extent triggered solely upon and in connection with the consummation of the transactions contemplated hereby (and not as a result of a “double trigger” provision where the Merger is one such trigger and termination of employment following the Closing is the second trigger), and excluding any payments or amounts payable with respect to any Options, RSU Awards or Performance Unit Awards.
“Bonus Pool” has the meaning set forth in Section 2.14(a).
“Bonus Pool Amount” has the meaning set forth in the definition of “Transaction Expenses”.
“Business Day” means any day other than a Saturday, a Sunday or any other day on which the Federal Reserve Bank of New York or commercial banks in Shelton, Connecticut are closed.
“Callahan” has the meaning set forth in the preamble.
“Callahan Company” means the Company or any of its Subsidiaries, and such Persons collectively, the “Callahan Companies.”
“Callahan Stock Plans” means (i) the Harry’s, Inc. Amended and Restated 2012 Stock Plan, as amended and restated on April 21, 2015 and (ii) the Harry’s Global, Inc. Amended and Restated 2013 Milestone Stock Plan, as amended and restated on January 28, 2015.
“Canceled Shares” has the meaning set forth in Section 2.7(d).
“Cash and Cash Equivalents” means, as of the date in question, all cash and cash equivalents of any kind of the Callahan Companies (including marketable securities, money market instruments,

corporate and municipal bonds, commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments, money market funds and credit card receivables), in each case, on a consolidated basis calculated consistently with the Company Financial Statements. For the avoidance of doubt, “Cash and Cash Equivalents” shall be (i) reduced by any checks or electronic transfers issued by any Callahan Company but not yet cleared and (ii) increased by (x) any checks or electronic transfers issued to any Callahan Company but not yet cleared, and (y) without duplication, any deposits of cash received and available for deposit, in each case of the foregoing clauses (i) and (ii), as of such time of determination.
“Cause” means, with respect to any employee of the Surviving Corporation or any of its Affiliates, (a) unauthorized use or disclosure of the confidential information or trade secrets of the Surviving Corporation or any of its Affiliates by such employee, which use or disclosure causes material harm to the Surviving Corporation or any of its Affiliates, (b) a material breach by such employee of any agreement between such employee and the Surviving Corporation or any of its Affiliates, (c) a material failure by such employee to comply with the written policies or rules of the Surviving Corporation or any such Affiliate, (d) the conviction of, or plea of “guilty” or “no contest” to, a felony by such employee under any applicable laws, (e) such employee’s fraud, gross negligence or willful misconduct in connection with such employee’s duties to, or that causes harm to, the Surviving Corporation or any of its Affiliates, (f) such employee’s continuing failure to perform assigned duties after receiving written notification of such failure from the Surviving Corporation or the applicable Affiliate thereof, the board of directors of the Surviving Corporation or such Affiliate, or such employee’s supervisor, (g) such employee’s failure to cooperate in good faith with a governmental or internal investigation of the Surviving Corporation or any Affiliate thereof or any of their respective directors, officers or employees, if the Surviving Corporation or any Affiliate thereof has requested such employee’s cooperation or (h) solely with respect to any U.S. employee of the Surviving Corporation or any of its Affiliates, the Surviving Corporation’s or such Affiliate’s good faith determination that such employee has materially failed to perform his or her duties and responsibilities of employment at a satisfactory level, as compared to similarly situated employees of the Surviving Corporation or any of its Affiliates.
“Certificate” means a stock certificate that, immediately prior to the Effective Time, represents shares of Common Stock.
“Certificate of Merger” has the meaning set forth in Section 2.3.
“Closing” has the meaning set forth in Section 2.2.
“Closing Cash” means the Cash and Cash Equivalents as of immediately prior to the Closing.
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Financial Information” means (i) the information relating to the Company and its Subsidiaries described in Paragraph 5 of Exhibit C to the Commitment Letter as in effect as of the date hereof and (ii) all financial and related information relating to the Company and its Subsidiaries that is reasonably necessary to permit Parent and Merger Sub to prepare the information described in Paragraph 6 of Exhibit C to the Commitment Letter as in effect as of the date hereof.

“Closing Indebtedness” means the Company Debt as of immediately prior to the Closing.
“Closing NOL Balance” means, (a) the balance of the net operating losses and charitable contribution carryover deductions of the consolidated federal income Tax return group of which the Company is the common parent for the taxable year ending December 31, 2018, plus (b) the amount, if any, by which the balance of the net operating losses and charitable contribution carryover deductions of the consolidated federal income Tax return group of which the Company is the common parent projected to be shown on the federal income Tax Return of such group that ends on the Closing Date (calculated by reflecting Tax positions only for which there is at least More-Likely-Than-Not Level Support and assuming that Parent will cause the Company to join the ”consolidated group” (as defined in Treasury Regulation Section 1.1502-1(h)) of Parent or its applicable U.S. Affiliate effective on the date after the Closing Date) exceeds the balance in clause (a), plus (c) 50% of the Bonus Pool Amount. For purposes of the foregoing, (i) net operating losses shall be taken into account only to the extent such net operating losses are not subject to limitation on current utilization under Section 382 of the Code (determined without reference to the Merger), (ii) gain arising in respect of any sale or distribution of the Specified Interests or equity interests in Newco shall be excluded and in lieu thereof the balance of such net operating losses shall be decreased by the Specified Interest NOL Reduction, (iii) all Closing NOL Expenses shall be included as deductible expenses on the Tax Return of such group that ends on the Closing Date to the extent there is at least Should-Level Support in the case of any Transaction Expenses or at least More-Likely-Than-Not-Level Support in the case of any other Closing NOL Expenses, in each case, for the deductibility of such expenses, (iv) the safe harbor election set forth in IRS Revenue Procedure 2011-29 shall be applied to determine the amount of any deductions attributable to the payment of any success‑based fees and (v) the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) shall not be applied with respect to any Closing NOL Expenses.
“Closing NOL Expenses” means, without duplication, (a) Transaction Expenses, (b) all fees, expenses, prepayment premiums and interest (including amounts treated as interest for U.S. federal income Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by the Callahan Companies with respect to the repayment of obligations under the Company Credit Agreements and release of any Liens and guarantees in connection therewith in connection with the Closing and (c) all compensation expenses in respect of Options, Performance Units and RSU Awards (including any vesting, exercise, exchange, settlement, payment with respect or cancellation thereof) incurred by the Callahan Companies as a result of the transactions contemplated by this Agreement, and excluding any expenses in respect of the Bonus Pool Amount.
“Closing Parent Common Stock Price” means the price per share of Parent Common Stock, as quoted on the New York Stock Exchange at the end of the trading day immediately preceding the Closing Date.
“Closing Statement” has the meaning set forth in Section 2.10(b).
“Closing Working Capital” means Net Working Capital as of immediately prior to the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 4.6.
“Common Stock” means, collectively, the Series A Common Stock, the Series B Common Stock and the Series C Common Stock.
“Common Stockholders” means the holders of shares of Common Stock.
“Company” has the meaning set forth in the preamble.
“Company 401(k) Plans” has the meaning set forth in Section 5.10(d).
“Company ABL Credit Agreement” means that certain Credit Agreement, dated as of October 23, 2018, among Harry’s USA, Inc., as Lead Borrower, the guarantors named therein, and Wells Fargo Bank, National Association, as agent, as may be amended, supplemented or modified from time to time, and any guarantee or security agreements related thereto.
“Company Board” has the meaning set forth in the Recitals.
“Company Credit Agreements” means the Company ABL Credit Agreement and the Company Foreign Credit Agreement.
“Company Debt” means any Indebtedness of the Company or any of its Subsidiaries, including but not limited to Indebtedness under the Company Credit Agreements.
“Company Disclosure Letter” has the meaning set forth in the preamble to Article III.
“Company Equity Holders” means, collectively, the Common Stockholders, the Warrant Holders, the Optionholders, the Performance Unit Award Holders and the RSU Award Holders.
“Company Financial Statements” has the meaning set forth in Section 3.5(a).
“Company Foreign Credit Agreement” means that certain Facilities Agreement, dated as of December 23, 2013, among, among others, Feintechnik GmbH Eisfeld, as borrower, Bayerische Landesbank, as lead arranger and agent, as may be amended, supplemented or modified from time to time, and any guarantee or security agreements related thereto.
“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any Callahan Company.
“Company Policies” has the meaning set forth in Section 3.15.
“Company Registered Intellectual Property” has the meaning set forth in Section 3.14(a).
“Company Software” means any Software that was developed by or for a Callahan Company and in which the Intellectual Property is owned by a Callahan Company.
“Company Stockholder Approval” has the meaning set forth in Section 5.11(a).

“Company Warrant Agreements” means, collectively, the Series A Company Warrant Agreement and the Series B Company Warrant Agreements.
“Company Warrants” means, collectively, the Series A Company Warrants, Series B-1 Company Warrants and Series B-2 Company Warrants.
“Company’s Knowledge” means the actual knowledge of the individuals set forth on Section 1.1 of the Company Disclosure Letter.
“Competition Law” means the HSR Act (and any similar Law enforced by any Governmental Authority regarding pre-acquisition notifications for the purpose of competition reviews) and any other federal, state, local or non-United States statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or lessening of competition through mergers or acquisitions or effectuating foreign investment.
“Competition Law Filings” has the meaning set forth in Section 5.8(a).
“Compliant” has the meaning set forth in the definition of “Marketing Period.”
“Confidentiality Agreement” has the meaning set forth in Section 5.3(b).
“Consent” means any consent, approval, authorization, waiver, permit, filing, notice, report, registration or waiting period expiration or termination required to be obtained from, filed with or delivered to any Person in connection with the consummation of the transactions contemplated hereby.
“Continuing Employee” has the meaning set forth in Section 5.10(a).
“Contracts” means all binding contracts, leases, licenses, notes, mortgages, indentures, commitments and other agreements, instruments or arrangements (in each case including any amendments and other modifications thereto, but excluding all purchase orders entered into in the ordinary course of business), whether written or oral, to which a Callahan Company is a party or by which any asset or property of a Callahan Company is bound.
“Controlled Group” means any trade or business (whether or not incorporated): (a) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company, or (b) which together with the Company is treated as a single employer under Section 414(t) of the Code.
“Covenant Agreements” means that certain Selling Shareholders’ Confidentiality, Non-Competition and Non-Solicitation Agreements by and among each Specified Individual, Parent and Callahan, dated as of the date hereof.
“Deficiency Amount” has the meaning set forth in Section 2.10(f).
“Designated Director” has the meaning set forth in Section 2.6(b).

“Designated Person” has the meaning set forth in Section 10.17(a).
“Determination Date” has the meaning set forth in Section 2.10(d).
“DFS Provisions” has the meaning set forth in Section 10.8.
“DGCL” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” has the meaning set forth in Section 2.8.
“Domain Names” means Internet domain names registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority.
“Effective Time” has the meaning set forth in Section 2.3.
“Employee Plans” means (a) all “employee benefit plans,” as defined in Section 3(3) of ERISA; (b) all other employment, compensation, change in control, retention, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, agreements, contracts, programs, policies, funds or arrangements of any kind; and (c) all other employee benefit plans, agreements, contracts, programs, policies, funds or arrangements in respect of any current or former employees of the Callahan Companies, in each case, (i) that are sponsored or maintained by any Callahan Company, (ii) with respect to which any Callahan Company is required to make payments, transfers or contributions, or (iii) with respect to which any Callahan Company would reasonably be expected to have any liability.
“Environmental, Health and Safety Requirements” means any Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or any other material that is (a) listed, defined, regulated or controlled as a “hazardous substance,” “hazardous waste,” “toxic substance,” “pollutant,” “contaminant” or any other term of similar import under any Environmental, Health and Safety Requirement, including petroleum, friable asbestos and polychlorinated biphenyls or (b) any substance or condition that is toxic, explosive, corrosive, flammable, infectious, carcinogenic, mutagenic or otherwise hazardous to the environment or public health, including radiation, noise, odors, mold or microbial agents (collectively, “Hazardous Material”).
“Equity Award Exchange Ratio” means a ratio, the numerator of which is the Per Share Merger Consideration Cash Value and the denominator of which is the Closing Parent Common Stock Price.
“Equity Holder Affiliates” has the meaning set forth in Section 8.2.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“Escrow Agent” means an escrow agent mutually reasonably agreed upon between Parent and the Stockholder’s Representative.
“Estimated Closing Cash” has the meaning set forth in Section 2.10(a).
“Estimated Closing Indebtedness” has the meaning set forth in Section 2.10(a).
“Estimated Closing Statement” has the meaning set forth in Section 2.10(a).
“Estimated NOL Excess Amount” has the meaning set forth in Section 2.10(a).
“Estimated NOL Shortfall Amount” has the meaning set forth in Section 2.10(a).
“Estimated Target Working Capital Amount” has the meaning set forth in Section 2.10(a).
“Estimated Transaction Expenses” has the meaning set forth in Section 2.10(a).
“Estimated Working Capital Amount” has the meaning set forth in Section 2.10(a).
“Excess Amount” has the meaning set forth in Section 2.10(g).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” has the meaning set forth in Section 2.9(a).
“Exchange Fund” has the meaning set forth in Section 2.9(a).
“Existing Representation” has the meaning set forth in Section 10.17(a).
“Final Closing Statement” has the meaning set forth in Section 2.10(d).
“Financing” means any equity, debt or other financing arranged or obtained (or attempted to be arranged or obtained) by Parent or Merger Sub for the purpose of financing the payment by Parent and Merger Sub of the Merger Amount.
“Financing Conditions” means, with respect to the Financing contemplated by the Commitment Letter, the conditions precedent set forth in Section 5 of the Commitment Letter.
“Financing Entities” means each equity, debt and other financing provider and each other Person (including each agent and arranger) that commits to provide or has otherwise entered into agreements with Parent or any of its Subsidiaries to provide Financing to Parent or Merger Sub.
“Financing Parties” means the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.
“Fractional Share Cash” has the meaning set forth in Section 2.9(b)(xi).
“Fraud” means common law fraud under applicable Law with respect to the making of the representations and warranties expressly set forth in Article III or Article IV, as applicable, or in any certificate delivered pursuant to this Agreement.
“Fully Diluted Shares” means the sum of (i) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Common Stock subject to issuance pursuant to Options outstanding immediately prior to the Effective Time; (iii) the aggregate number of shares of Common Stock subject to issuance pursuant to the Performance Unit Awards and Vested RSU Awards outstanding immediately prior to the Effective Time and (iv) the aggregate number of shares of Common Stock subject to issuance pursuant to Company Warrants outstanding immediately prior to the Effective Time and not included in the foregoing clause (i), assuming such Company Warrants have been exercised on a cashless basis in accordance with the terms thereof.
“GAAP” means generally accepted accounting principles, as applied in the United States.
“General Enforceability Exceptions” has the meaning set forth in Section 3.1(b).
“Good Reason” means, with respect to any employee of the Surviving Corporation or any of its Affiliates, such employee’s resignation after one of the following conditions has come into existence without such employee’s consent: (a) a material diminution in such employee’s base salary (which will be at least a 10% reduction); or (b) a relocation of such employee’s principal workplace by more than thirty (30) miles; provided that the conditions described in clauses (a) and (b) shall not constitute “Good Reason” unless (i) such employee provides written notice to the Surviving Corporation or its applicable Affiliate of the existence of any of the conditions described in clauses (a) and (b) within a period not to exceed 90 days of the initial existence of such condition, (ii) the Surviving Corporation has not remedied such condition within 30 days following receipt of notice thereof and (iii) such employee terminates employment within 60 days following the expiration of such cure period.
“Governmental Authority” means any government or political subdivision, whether federal, state, local, municipal or foreign, or any agency, department, branch, commission, board, official or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court, tribunal or arbitrator, or any stock exchange.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures or notes (other than any surety bonds or similar instruments); (iii) all obligations of such Person in respect of letters of credit, surety bonds or similar instruments, in each case to the extent drawn, and bankers’ acceptances issued for the account of such Person; (iv) obligations of such Person under or pursuant to lease arrangements that would be capitalized consistently with the Company Financial Statements; (v) all obligations of such Person for the deferred purchase price of property or services already delivered (other than trade debt, trade payables, accrued capital expenditures and short-term accruals incurred in the ordinary course of business and not overdue), including any so-called “earn-out” or similar payments (contingent or otherwise) in respect thereof; (vi) net obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments that will be payable upon termination thereof (assuming they were terminated on the date of determination); (vii) all obligations of such Person in respect of guaranties, in any manner, of all or any part of any Indebtedness of any other Person; (viii) any Indebtedness of others secured by a Lien on property or assets of such Person, whether or not the Indebtedness secured thereby has been assumed; (ix) any accrued and unpaid interest, prepayment and redemption premiums or penalties, unpaid fees or expenses related to any of the foregoing and breakage costs and other costs and expenses related to the payment or prepayment thereof as of the date of determination and (x) Net Income Taxes. Notwithstanding the foregoing, Indebtedness with respect to the Company and the Subsidiaries shall not include any intercompany obligations between or among the Company or any Subsidiary thereof (or between or among any such Subsidiaries), any liabilities included in Net Working Capital, any Transaction Expenses or the Financing.
“Indemnified Individuals” has the meaning set forth in Section 5.6(a).
“Independent Accountant” has the meaning set forth in Section 2.10(c).
“Independent Sale of Specified Interests” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.
“Independent Sale Proceeds” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.
“Insurance Cap” has the meaning set forth in Section 5.6(f).
“Intellectual Property” means any and all statutory and/or common law rights associated with intellectual property throughout the world including the following: (a) United States and foreign patents and patent applications, statutory invention registrations, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, or similar rights anywhere in the world in inventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, slogans, logos, product names, brand names, or other indicia of origin (“Marks”); (c) Domain Names; (d) copyrights and any equivalent rights in works of authorship (“Copyrights”); and (e) trade secrets and other similar rights in and to proprietary technology or confidential information that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) any and all rights (created or arising under the laws of any jurisdiction anywhere in the world, whether statutory, common law, or otherwise) arising out of (a) - (e) above.

“Interim Financial Statements” has the meaning set forth in Section 3.5(a).
“Interim Period” means the period from the date hereof to the Effective Time.
“IRS” means the Internal Revenue Service.
“IT Assets” has the meaning set forth in Section 3.14(j).
“Knowledge of Parent” means the actual knowledge of the individuals set forth on Section 1.1 of the Parent Disclosure Letter.
“Law” means any law, statute, code, ordinance, regulation, Order or rule of any Governmental Authority.
“Leased Real Property” has the meaning set forth in Section 3.8(b).
“Letter of Transmittal” has the meaning set forth in Section 2.9(b)(i).
“Liens” means any mortgage, lien, security interest, option, pledge, easement, mortgage, deed of trust, hypothecation, conditional sale, title retention arrangement, encroachment, encumbrance, right of first refusal or offer, adverse claim of ownership or use, right of way, title defect or charge or claim of a similar nature.
“Management Incentive Plan” means a management incentive plan for the benefit of certain employees of the Callahan Companies following the Effective Time, the principal terms of which are set forth in Exhibit E.
“Market Value Per Share” means $41.1784.
“Marketing Period” means the first period of eighteen (18) consecutive Business Days after the date of this Agreement throughout which (i) Parent shall have received from the Company all of the Required Financial Information and during which period such information shall remain Compliant and (ii) the conditions set forth in Section 6.2 (other than those conditions that by their terms are to be satisfied at Closing) have been satisfied or waived and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such eighteen (18) Business Day period; provided that (i) July 3, 2019, July 5, 2019 and November 22, 2019 shall not constitute Business Days for the purposes of the Marketing Period, (ii) if the Marketing Period has not ended on or prior to August 16, 2019 then the Marketing Period shall not begin before September 3, 2019 and (iii) if the Marketing Period has not ended on or prior to December 20, 2019, then the Marketing Period shall not begin before January 6, 2020; provided, further, that the Marketing Period will not be deemed to have commenced if, prior to the completion of the Marketing Period, the Required Financial Information ceases to be Compliant. “Compliant”, with respect to the Required Financial Information, means at any time that, with respect to such Required Financial Information, as of such time, (A) the Company’s auditors shall have not withdrawn or qualified any of their audit opinions with respect to the financial information contained in the Required Financial Information, (B) the Company has not issued a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, (it being understood that such Required Financial Information shall not be Compliant again until such restatement has been completed and such relevant financial statements have been so amended and delivered to Parent or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP), and (C) such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case, with respect to the Company and its Subsidiaries, necessary in order to make the statement contained in such Required Financial Information, in the context in which it was made, not misleading.
“Material Adverse Effect” means any fact, change, occurrence, event, circumstance or development that (a) with respect to the Company or Parent, as applicable, would reasonably be expected to prevent or materially delay the ability of the Company or Parent, as applicable, to consummate the transactions contemplated by this Agreement, or (b) with respect to the Company or Parent, as applicable, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Callahan Companies or Parent and its Subsidiaries, as applicable, in each case, taken as a whole; provided, in the case of clause (b), none of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been, such a material adverse effect: any fact, change, occurrence, event, circumstance or development: (i) arising from general economic, political, regulatory, financial, banking, credit or securities market conditions, including any disruption thereof and any interest, exchange rate, or stock, bond and/or debt price fluctuations; (ii) arising from changes generally affecting companies in the industries or markets in which the Company or Parent, as applicable, conducts its business; (iii) arising from the, existence, announcement or consummation of, or the public or industry knowledge of, this Agreement or the transactions contemplated hereby, including the application of Applicable Competition Laws to the transactions contemplated by this Agreement and the impact of any of the foregoing on relationships with customers, suppliers, licensors, employees or regulators (other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the existence, announcement, or consummation of, or the public or industry knowledge of, this Agreement or the transactions contemplated hereby); (iv) arising from any changes (including in interpretation or enforcement) in applicable Laws or GAAP; (v) arising from acts of God, natural disasters, acts of terrorism or armed hostilities or war (whether or not declared, and including any escalation or worsening thereof) or epidemics or pandemics; (vi) arising from the failure of the Company or a Subsidiary of the Company, or Parent or a Subsidiary of Parent, as applicable, to meet any internal or external financial budgets, projections, forecasts or estimates (provided, that any fact, change, occurrence, event, circumstance or development underlying such failure may constitute, or be taken into account in determining whether there has been, such a material adverse effect to the extent not otherwise excluded under this definition); or (vii) the taking of any action expressly required by this Agreement, including the actions contemplated by Section 5.8, or the failure to take any action prohibited by this Agreement provided, any fact, change, occurrence, event, circumstance or development described in any of the foregoing clauses (i), (ii), (iv) and (v) may constitute, or be taken into account in determining whether there has been, such a material adverse effect to the extent that it disproportionately affects the Company and the Callahan Companies or Parent and its

Subsidiaries, as applicable, relative to other participants in the industry in which the Company or Parent, as applicable, conducts its business generally.
“Material Contract” has the meaning set forth in Section 3.12(a).
“Material Customers” has the meaning set forth in Section 3.19(a).
“Material Suppliers” has the meaning set forth in Section 3.19(b).
“Merger” has the meaning set forth in the recitals.
“Merger Amount” means funds in an amount sufficient to consummate the Merger and to make all other payments and perform the other obligations of Parent and Merger Sub contemplated by this Agreement to be consummated on the Closing Date, including the payment of the Aggregate Base Cash Amount and any amounts required to repay any Indebtedness of Parent, the Company or any of their respective Subsidiaries that Parent elects to, or that Parent or the Company is required to, repay or cause to be repaid in connection with the transactions contemplated hereby.
“Merger Sub” has the meaning set forth in the preamble.
“MIP Awards” means the awards granted under the Management Incentive Plan consistent with the terms set forth on Exhibit E hereto.
“More-Likely-Than-Not-Level Support” means that, under applicable U.S. federal income Tax Law, there is sufficient authority for nationally recognized counsel or accountants to conclude that the asserted tax treatment is “more likely than not” to be sustained on the merits.
“Net Income Taxes” means an amount (which may be positive or negative) equal to the current income tax liabilities less the current income tax assets of the Callahan Companies. For purposes of the foregoing, (a) current income tax liabilities shall not be less than zero and shall be calculated as the amount of unpaid income taxes that have been accrued or that should have been properly accrued with respect to the taxable period (or portion thereof) ending on and including the Closing Date, computed in accordance with GAAP and (b) current income tax assets (which, for the avoidance of doubt, shall not include income tax losses, whether capital or operating losses or otherwise) shall be calculated as the sum of (i) the amount of income taxes paid by the Callahan Companies with respect to any taxable period (or portion thereof) beginning after the Closing Date and (ii) the amount of any income tax refunds receivable by the Callahan Companies with respect to the taxable period (or portion thereof) ending on and including the Closing Date or credits in lieu of such refunds, in each case, computed in accordance with GAAP. Notwithstanding anything herein or in the Agreement to the contrary, (x) in calculating the amount of current income tax liabilities pursuant to clause (a), Closing NOL Expenses incurred by the Callahan Companies shall be taken into account to the extent there is at least Should-Level Support in the case of any Transaction Expenses or at least More-Likely-Than-Not-Level Support in the case of any other Closing NOL Expenses, for the deductibility of such expenses, and (y) if and to the extent any Closing NOL Expenses actually result in a reduction in the amount of current U.S. federal income tax liabilities determined pursuant to clause (a), such Closing NOL Expenses shall not be taken into account in determining the Closing NOL Balance.
“Net Working Capital” means, as of any date of determination, the excess of (i) the current assets of the Callahan Companies as of such date over (ii) the current liabilities of the Callahan Companies as of such date, in each case calculated in accordance with Section 1.3 of the Company Disclosure Letter, which includes the calculation of Net Working Capital as of the close of business on the last day of each month occurring from April 2018 through and including March 2019. For the avoidance of doubt, for purposes of the calculation of Net Working Capital, current assets shall not include any amounts to the extent included in Cash and Cash Equivalents, and current liabilities shall not include any amounts to the extent included in Transaction Expenses or Company Debt.
“Newco” has the meaning set forth in Section 5.15.
“NOL Excess Amount” means the product of (a) 21% and (b) the greater of (i) zero and (ii) the excess of (A) the Closing NOL Balance over (B) $333,000,000.
“NOL Shortfall Amount” means the product of (a) 21% and (b) the greater of (i) zero and (ii) the excess of (A) $300,000,000 over (B) the Closing NOL Balance.
“Non-Accredited Investor” has the meaning set forth in Section 2.7(c).
“Non-Accredited Investor Cash Consideration” has the meaning set forth in Section 2.7(c).
“Non-Accredited Investor Merger Consideration” has the meaning set forth in Section 2.7(c).
“Non-Accredited Investor Option” means an Option that is held by a Non-Accredited Investor.
“Non-Accredited Investor RSU Award” means a Vested RSU Award or a Performance Unit Award that is held by a Non-Accredited Investor.
“Non-Accredited Investor Shares” has the meaning set forth in Section 2.7(c).
“Notice of Adjustment Disagreement” has the meaning set forth in Section 2.10(c).
“Open Source Software” means any software that is licensed pursuant to a license (an “Open Source License”) that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.
“Optionholder” means any Person holding any amount of Options.
“Options” means the outstanding options to purchase shares of Common Stock.

“Order” means any order, judgment, ruling, injunction, stipulation, monetary assessment, award, decree, decision, determination subpoena, verdict or writ in any Action by or with any Governmental Authority.
“Organizational Documents” of an entity means (i) such entity’s articles of incorporation, certificate of incorporation, certificate of formation or similar document(s), (ii) its bylaws, limited liability company operating agreement, partnership agreement or similar document(s) and (iii) any documents substantially equivalent to those described in clauses (i) and (ii) as may be applicable to such entity pursuant to any applicable Laws of a jurisdiction outside of the United States.
“Owned Real Property” has the meaning set forth in Section 3.8(a).
“Parent” has the meaning set forth in the preamble.
“Parent Board” has the meaning set forth in the recitals.
“Parent Capitalization Date” has the meaning set forth in Section 4.2.
“Parent Common Stock” has the meaning set forth in the Recitals.
“Parent Disclosure Letter” has the meaning set forth in the preamble to Article IV.
“Parent Equity Plans” shall mean the 2018 Stock Incentive Plan, the Second Amended and Restated 2009 Incentive Stock Plan and any successor plans thereto.
“Parent RSU Award” has the meaning set forth in Section 2.7(e)(iii).
“Parent SEC Documents” has the meaning set forth in Section 4.9(a).
“Parent Stock Issuance” has the meaning set forth in the Recitals.
“Payoff Amount” has the meaning set forth in Section 5.14(f).
“Payoff Letters” has the meaning set forth in Section 5.14(f).
“Per Share Cash Amount” means the quotient of (x) the Aggregate Base Cash Amount divided by (y) the number of Fully Diluted Shares.
“Per Share Merger Consideration” has the meaning set forth in Section 2.7(b).
“Per Share Merger Consideration Cash Value” means an amount equal to (a) the sum of (i) the Aggregate Base Cash Amount plus (ii) the excess of the Aggregate Consideration Value over the Base Cash Consideration, divided by (b) the number of Fully Diluted Shares.
“Per Share Stock Amount” means an amount equal to (a) the Aggregate Share Amount divided by (b) the number of Fully Diluted Shares.

“Performance Unit Award” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.
“Performance Unit Award Holder” means any Person holding any amount of Performance Unit Awards.
“Permits” means any license, permit, authorization, certificate of authority, qualification, consent, approval, registration or similar document or authority that has been issued or granted by any Governmental Authority.
“Permitted Hires” has the meaning set forth in Section 5.1(j).
“Permitted Liens” means: (a) prior to the Closing, Liens arising under the Company Debt; (b) Liens for Taxes, assessments, reassessments and other charges of Governmental Authorities or utilities not yet due and payable or being contested in good faith by appropriate proceedings and for which accruals or reserves have been established in accordance with and to the extent required by GAAP; (c) construction, mechanics’, workmens’, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business consistent with past practice or by operation of Law, in each case, if the underlying obligations are not delinquent; (d) licenses to Intellectual Property; (e) with respect to the Leased Real Property and the Owned Real Property (i) matters of record as of the date hereof, (ii) any conditions that appear or are disclosed on a current, accurate survey that has been made available to Parent prior to the date hereof, (iii) easements, encroachments, covenants, restrictions, rights-of-way and any other non-monetary title defects, and (iv) zoning, land use, building and other similar restrictions imposed by Governmental Authorities having jurisdiction over the applicable Leased Real Property or Owned Real Property; provided, however, that none of the foregoing described in this clause (e) would, individually or in the aggregate, materially impair the continued use and operation of the property to which they relate in the business of any Callahan Company as presently conducted; (f) Liens securing capitalized lease obligations; and (g) customary Liens which are set forth in any permits, licenses, governmental authorizations, registrations or approvals.
“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, estate, trust, association, organization or other legal entity or Governmental Authority.
“Personal Data” means any data or information that directly or indirectly identifies a natural person or that otherwise constitutes personal data or personal information under any applicable Privacy Law. “Personal Data” also includes information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Privacy Law.
“Post-Closing Matters” has the meaning set forth in Section 10.17(a).
“Post-Closing Representations” has the meaning set forth in Section 10.17(a).
“Pre-Closing Designated Persons” has the meaning set forth in Section 10.17(b).

“Pre-Closing Privileges” has the meaning set forth in Section 10.17(b).
“Prior Counsel” has the meaning set forth in Section 10.17(a).
“Privacy Law” means, to the extent applicable to the Company, any Law relating to the collection, use, storage, processing, retention, transfer (including, without limitation, any transfer across national borders), or disclosure of Personal Data, including the European Union General Data Protection Regulation (2016/679) (the “GDPR”), any national law supplementing the GDPR and the Payment Card Industry Data Security Standard published by the Payment Card Industry Security Standards Council.
“Proceeding” means legal, administrative, arbitral or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.
“R&W Insurance Expenses” means all premiums, underwriting fees, Taxes and similar costs associated with Parent obtaining the R&W Insurance Policy
“R&W Insurance Policy” means the representation & warranty insurance policy issued in accordance with the binder attached hereto as Exhibit C.
“Real Property” means all real property and interest in real property, real property leaseholds and real property subleaseholds, all buildings and other improvements thereon and all appurtenances related thereto.
“Real Property Leases” has the meaning set forth in Section 3.8(d).
“Registered Intellectual Property” means all United States, international and foreign: (i) issued Patents and pending Patent applications (including pending provisional applications); (ii) registered Marks, pending applications to register Marks (including pending intent-to-use applications); (iii) registered Copyrights and pending applications for Copyright registration; (iv) Domain Name registrations, and (v) any other Intellectual Property that is the subject of a pending application, certificate, filing, registration or issuance issued, registered or recorded by any state, government or other public legal authority.
“Registration Rights Agreement” means the Registration Rights Agreement by and between Parent and the Company Equity Holders identified on Exhibit D, reflecting the terms set forth on Exhibit D.
“Release” means any actual or threatened releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, depositing, dispersing, leaching, migration or dumping of a Hazardous Material.
“Releasing Parties” has the meaning set forth in Section 8.2.
“Remedial Actions” has the meaning set forth in Section 5.8(d).

“Replacement Designee” has the meaning set forth in Section 2.6(b).
“Representative Holdback Amount” means $500,000.
“Representatives” means, with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of such Person.
“Required Financial Information” means, with respect to any Marketing Period, (i) the information relating to the Company and its Subsidiaries described in Paragraph 5 of Exhibit C to the Commitment Letter as in effect as of the date hereof (with references therein to the “Closing Date” deemed for purposes of this definition of “Required Financial Information” to refer to the first Business Day of such Marketing Period) and (ii) all financial and related information relating to the Company and its Subsidiaries that is necessary to permit Parent and Merger Sub to prepare the information described in Paragraph 6 of Exhibit C to the Commitment Letter as in effect as of the date hereof (with references therein to the “Closing Date” deemed for purposes of this definition of “Required Financial Information” to refer to the first Business Day of such Marketing Period). If the Company in good faith reasonably believes that it has provided the Required Financial Information in connection with the commencement of the Marketing Period and that such Required Financial Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Financial Information at the time of delivery of the notice unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information or that such Required Financial Information is not Compliant and, within six (6) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information the Company has not delivered or is not Compliant).
“Resolved Matters” has the meaning set forth in Section 2.10(c).
“Retention Bonuses” has the meaning set forth in Section 2.14(a).
“Retention Program” has the meaning set forth in Section 2.14(a).
“RSU Award” means an award of restricted stock units corresponding to shares of Common Stock, excluding Performance Unit Awards.
“RSU Award Holder” means any Person holding any amount of RSU Awards.
“SEC” means the U.S. Securities and Exchange Commission.
“Section 382 Analysis” has the meaning set forth in Section 9.5.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Common Stock” means the Company’s Series A Common Stock, par value $0.0001 per share.
“Series A Company Warrant Agreement” means that certain Warrant to Purchase Stock, dated September 26, 2014, by and between the Company (fka ADKM, Inc.) and Silicon Valley Bank.
“Series A Company Warrants” means any warrants to purchase Series A Common Stock issued pursuant to the Series A Company Warrant Agreement.
“Series B Common Stock” means the Company’s Series B Common Stock, par value $0.0001 per share.
“Series B Company Warrant Agreements” means, collectively, the Series B-1 Company Warrant Agreement and the Series B-2 Company Warrant Agreement.
“Series B-1 Company Warrant Agreement” means that certain Warrant to Purchase Shares of Series B Common Stock, dated September 12, 2014, by and between the Company and GIN LANE MEDIA, Inc.
“Series B-1 Company Warrants” means any warrants to purchase Series B Common Stock issued pursuant to the Series B-1 Company Warrant Agreement.
“Series B-2 Company Warrant Agreement” means that certain Warrant to Purchase Shares of Series B Common Stock, dated April 11, 2013, by and between the Company and DROGA5, LLC entitling DROGA5, LLC to 30,000 warrants and that certain Warrant to Purchase Shares of Series B Common Stock, dated April 11, 2013, by and between the Company and DROGA5, LLC entitling DROGA5, LLC to 32,168 warrants.
“Series B-2 Company Warrants” means any warrants to purchase Series B Common Stock issued pursuant to the Series B-2 Company Warrant Agreement.
“Series C Common Stock” means the Company’s Series C Common Stock, par value $0.0001 per share.
“Should-Level Support” means that, under applicable U.S. federal income Tax Law, there is sufficient authority for nationally recognized counsel or accountants to conclude that the asserted tax treatment “should” be sustained on the merits.
“Software” means computer software in any form, including in source code, object code, and scripts, and including all associated documentation and data.
“Specified Company Equity Holders” means the persons set forth on Section 1.4 of the Company Disclosure Letter.
“Specified Individuals” means the persons set forth on Section 1.2 of the Company Disclosure Letter.

“Specified Interests” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.
“Specified Interest NOL Reduction” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.
“Specified Interest Proceeds” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.
“Specified Interest Redemption” has the meaning set forth in Section 5.15.
“Specified Interest Sale” has the meaning set forth in Section 5.15.
“Sponsor Director” has the meaning set forth in Section 5.6(d).
“Stockholder Representative” has the meaning set forth in the preamble.
“Stockholders Agreements” means collectively, (i) the Fourth Amended and Restated First Refusal and Co-Sale Agreement by and among the Company and certain investors and stockholders, dated June 22, 2015, as amended on November 15, 2017; (ii) the Fifth Amended and Restated Investors’ Rights Agreement by and among the Company and certain investors and stockholders, dated November 15, 2017; and (iii) the Fifth Amended and Restated Voting Agreement by and among the Company and certain investors and stockholders, dated November 15, 2017, as amended December 18, 2017.
“Subject Equity Interests” has the meaning set forth in Section 5.15.
“Subsidiary” means any of, and “Subsidiaries” means collectively, any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other equity interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.
“Subsidiary Interests” means the equity ownership interest of each of the Subsidiaries of the Company.
“Surviving Corporation” has the meaning set forth in the recitals.
“Target Working Capital Amount” means the average monthly Net Working Capital for the twelve-month period (calculated, in each case, as of the close of business on the last day of each such month) ending either: (i) if the Closing Date is on or prior to the 15th day of a month, the month that is two months prior to the Closing Date, or (ii) if the Closing Date is after the 15th day of a month, the month prior to the Closing Date. The Target Working Capital Amount shall be calculated by dividing (x) the sum of the Net Working Capital for each of the relevant twelve months by (y) twelve. The parties acknowledge and agree that if any calendar month occurring from April 2018 through and including March 2019 is included in the twelve-month period specified in the first sentence of this definition of “Target Working Capital Amount”, the calculations of Net Working Capital for each such calendar month set forth in Section 1.3 of the Company Disclosure Letter shall be used for purposes of calculating the Target Working Capital Amount.
“Tax” means any federal, state, local or non-U.S. net income, gross income, capital gains, alternative or add-on minimum tax, gross receipts, net proceeds, sales, use, ad valorem, value-added, goods and services, transfer, franchise, net worth, profits, license, lease, capital, gift, estate, production, corporation, turnover, withholding, payroll, employment, unemployment, excise, severance, fuel, stamp, occupation, premium, property, social security (or similar), disability, workers compensation, accumulated earnings, personal holding company, annual reports, registration, escheat or unclaimed property, occupancy, capital stock, unincorporated business, estimated, environmental or windfall profit tax, custom, duty or other tax, governmental fee, duty, levy, assessment, or similar charge imposed by any Governmental Authority, together with any interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto, whether disputed or not.
“Tax Returns” means all returns, statements, reports, claims for refund, estimates of Tax, declarations, information returns and forms (including schedules or any related supporting information) filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto or any amendment thereof.
“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.
“Termination Date” has the meaning set forth in Section 7.1(b).
“Transaction Expenses” means, in each case, to the extent such fees, costs, expenses, payments, Taxes or other amounts are incurred or obligated and unpaid as of immediately prior to the Closing, regardless of whether payable at Closing or after Closing, and regardless of whether contingent upon the occurrence of the Closing, (a) all of the fees, costs and expenses of advisors, counsel, consultants or similar representatives incurred or payable by or on behalf of any of the Callahan Companies in connection with this Agreement or the transactions contemplated hereby; (b) the Bonus Payments; (c) any employer payroll Taxes payable in respect of the Bonus Payments; (d) any and all fees, costs, expenses or other amounts payable by the Company pursuant to Section 5.6(f); (e) the portion of any Transfer Taxes for which the Company is responsible pursuant to Section 9.1; (f) one half (1/2) of all R&W Insurance Expenses and (g) the sum of the amount of (i) the Bonus Pool and (ii) any employer payroll Taxes payable in respect of the Bonus Pool, assuming the Bonus Pool Amount is paid out in full on the Closing Date (the sum of the amounts in clauses (g)(i) and (g)(ii), the “Bonus Pool Amount”).
“Transfer Taxes” has the meaning set forth in Section 9.1.
“Unresolved Matters” has the meaning set forth in Section 2.10(c).

“Unvested RSU Award” means the portion of any RSU Award, other than the Vested RSU Award.
“Vested RSU Award” means the portion of any RSU Award (a) as to which any time-based vesting condition has been satisfied as of the Effective Time or (b) as to which all time-based, performance or other vesting conditions are deemed to be satisfied as of the Effective Time, as set forth in Section 2.7 of the Company Disclosure Letter.
“Vested RSU Holder” means any Person holding any amount of Vested RSU Awards.
“Warrant Holder” means any Person holding a Company Warrant.
ARTICLE II.
MERGER
2.1    Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the Merger, the Company shall continue as the Surviving Corporation and the separate corporate existence of Merger Sub shall cease.
2.2    Closing. The closing of the transactions contemplated hereby, including the Merger (the “Closing”), shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 A.M. New York time on the later of (i) the third (3rd) Business Day after the date of the satisfaction or permitted waiver of the last of the conditions precedent set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of such conditions at the Closing) and (ii) the earlier of (A) a date during the Marketing Period to be specified by Parent on no fewer than three (3) Business Days’ notice to the Company and (B) the third (3rd) Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (A) and (B) of this clause (ii), to the satisfaction or permitted waiver of all the conditions set forth in Article VI as of the date determined pursuant to this Section 2.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of such conditions at the Closing)), or on such other date or at such other time and place as Parent and the Company may mutually agree. The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”
(a)    At or prior to the Closing, the Company shall deliver the following to Parent:
(i)    a certificate from the co-Chief Executive Officers of the Company, in each case given on behalf of the Company and not in his individual capacity, dated the Closing Date stating that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;
(ii)    the Payoff Letters and any Uniform Commercial Code terminations and all other releases, termination agreements, termination statements and other instruments or documents as may be reasonably required to evidence the satisfaction and termination of the Company Credit Agreements and the release or termination of all guarantees thereof and all Liens on the equity interests in, and assets of, each Callahan Company thereunder (together with all instruments or documents necessary to remove all related notice filings and all authorizations required in connection therewith);
(iii)    written resignations of the directors and managers, as applicable, of the Callahan Companies as reasonably requested by Parent no later than ten (10) days prior to the Closing;
(iv)    a counterpart to the Adjustment Escrow Agreement, duly executed by the Stockholder Representative; and
(v)    a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3), certifying that no interest in the Company is a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and a notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(b)    At or prior to the Closing, Parent shall:
(i)    deposit, or cause to be deposited, with the Exchange Agent pursuant to Section 2.9(a), (A) certificates or evidence of book-entry shares of Parent Common Stock constituting the stock portion of the Exchange Fund and (B) the cash portion of the Exchange Fund by wire transfer of immediately available funds;
(ii)    deposit the Adjustment Escrow Amount by wire transfer of immediately available funds, with the Escrow Agent to be held in an account pursuant to the Adjustment Escrow Agreement;
(iii)    deposit the Representative Holdback Amount by wire transfer of immediately available funds, with the Stockholder Representative to satisfy potential future obligations of the Company Equity Holders, which Representative Holdback Amount will be retained and disbursed by the Stockholder Representative in accordance with Section 10.1(b);
(iv)    deliver to the Company and the Stockholder Representative a counterpart to the Registration Rights Agreement, duly executed by Parent;
(v)    deliver to the Company and the Stockholder Representative a counterpart to the Adjustment Escrow Agreement, duly executed by Parent and the Escrow Agent and
(vi)    deliver to the Company a certificate from the Chief Executive Officer of Parent, given on behalf of the Parent and not in his individual capacity, dated the Closing Date stating that the conditions set forth in Sections 6.1(a) and 6.1(b) have been satisfied.

2.3    Effective Time. Contemporaneously with the Closing, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).
2.4    Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation in the Merger, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Company as the Surviving Corporation in the Merger.
2.5    Certificate of Incorporation and Bylaws. The certificate of incorporation of the Company in effect immediately before the Effective Time will be amended and restated in its entirety in the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be the name of the Company immediately prior to the Effective Time), and as so amended shall be the certificate of incorporation of the Surviving Corporation in the Merger as of the Effective Time, and the bylaws of the Company in effect immediately before the Effective Time will be amended and restated in their entirety in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be the name of the Company immediately prior to the Effective Time), and as so amended shall be the bylaws of the Surviving Corporation in the Merger as of the Effective Time, until amended in accordance with applicable Law.
2.6    Directors and Officers.
(a)    Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation as of the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time.
(b)    Subject to applicable Law, the Parent Board shall take all action necessary to ensure that, effective as of the Effective Time, one (1) individual selected by the Stockholder Representative on behalf of the Company Equity Holders and reasonably satisfactory to the Nominating/Corporate Governance Committee of the Parent Board (the “Designated Director”) shall be appointed to the Parent Board. Any individual selected by the Stockholder Representative pursuant to this Section 2.6 must meet the applicable criteria to qualify as an independent director of Parent, pursuant to the rules of the New York Stock Exchange and Parent’s independence guidelines. If, at any time prior to the first annual meeting of Parent stockholders that occurs after the Effective Time, the Designated Director is unable or unwilling to serve or is otherwise no longer serving as a member of the Parent Board, then the Stockholder Representative shall select a replacement individual reasonably satisfactory to the Nominating/Corporate Governance Committee of the Parent Board (a “Replacement Designee”) to fill the vacancy created thereby. Parent shall cause the

Designated Director or Replacement Designee, as applicable, to be included in the slate of nominees recommended by the Parent Board to Parent’s stockholders for election as directors at the first annual meeting of stockholders to occur following the Effective Time and shall use no less rigorous efforts to cause the election of such Designated Director or Replacement Designee, as applicable, including soliciting proxies in favor of the election of such Person, at such annual meeting than the manner in which Parent supports all other nominees of the Parent Board.
2.7    Conversion of Shares and Equity Awards. At the Effective Time, by virtue of the Merger and without any action on the part of any party:
(a)    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock, par value $0.0001 per share, of the Surviving Corporation in the Merger.
(b)    Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Non-Accredited Investor Shares, Canceled Shares and Dissenting Shares) and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (i) the Per Share Stock Amount (and any Fractional Share Cash), (ii) an amount in cash equal to the Per Share Cash Amount and (iii) the right to receive cash pursuant to Section 2.10 and Section 10.1(b) (collectively, the “Per Share Merger Consideration”), and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.
(c)    All shares of Common Stock that are issued and outstanding as of immediately prior to the Effective Time and that are held by a Person other than (i) a Person whose name is set forth on Section 2.7(c)(i) of the Company Disclosure Letter, or (ii) a Person whose name is set forth on Section 2.7(c)(ii) of the Company Disclosure Letter and who has properly completed and delivered an investor questionnaire to the Exchange Agent pursuant to Section 2.9(b)(i) at least five (5) Business Days prior to the Closing that certifies, to the reasonable satisfaction of Parent, that such stockholder is an Accredited Investor, (any holder of shares of Common Stock, Options, Performance Unit Awards or RSU Awards, other than as set forth in clause (i) or (ii), a “Non-Accredited Investor”), in each case, shall be deemed to be “Non-Accredited Investor Shares” and each such Non-Accredited Investor Share shall be converted into the right to receive (x) an amount in cash equal to the Per Share Merger Consideration Cash Value (the “Non-Accredited Investor Cash Consideration”), and (y) the right to receive cash pursuant to Section 2.10 and Section 10.1(b) (collectively, the “Non-Accredited Investor Merger Consideration”). In the event Parent reasonably determines no later than fifteen (15) Business Days prior to Closing that a Common Stockholder whose name is not set forth in Section 2.7(c) of the Company Disclosure Letter may be an Accredited Investor, such Common Stockholder will be added to Section 2.7(c)(ii) of the Company Disclosure Letter subject to the consent of the Company, which consent shall not be unreasonably withheld. In the event that Parent, in its sole discretion, determines that any Common Stockholder whose name is set forth on Section 2.7(c)(ii) of the Company Disclosure Letter is an Accredited Investor despite such Common Stockholder’s failure to deliver an investor questionnaire, then Parent may elect to treat such Common Stockholder as an Accredited Investor for all purposes under this Agreement.
(d)
(i)    Each share of Common Stock held by the Company as treasury stock or held by Parent, Merger Sub, or any of their direct or indirect Subsidiaries, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.
(e)
(i)    Effective as of the Effective Time, each Option (other than a Non-Accredited Investor Option), whether vested or unvested and whether or not the applicable performance metrics have been satisfied, that is outstanding immediately prior to the Effective Time, will be converted into the right to receive, with respect to each share of Common Stock covered by such Option immediately prior to the Effective Time, the Per Share Merger Consideration, less applicable Tax withholdings and less the applicable per share exercise price. The applicable Tax withholdings and the applicable per share exercise price for each Option covered by this Section 2.7(e)(i) shall be deducted from the Per Share Merger Consideration on a pro rata basis from the cash portion of the Per Share Merger Consideration and the share portion of the Per Share Merger Consideration, respectively.
(ii)    Effective as of the Effective Time, each Non-Accredited Investor Option, whether vested or unvested and whether or not the applicable performance metrics have been satisfied, that is outstanding immediately prior to the Effective Time, will be converted into the right to receive an amount in cash, less applicable Tax withholdings, equal to the product obtained by multiplying (A) the excess of the Per Share Merger Consideration Cash Value over the per share exercise price of such Option by (B) the number of shares of Common Stock covered by such Option immediately prior to the Effective Time.
(iii)    Effective as of the Effective Time, each Unvested RSU Award that is outstanding immediately prior to the Effective Time will be converted into a restricted stock unit award corresponding to a number of duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock (each, a “Parent RSU Award”) equal to the product (rounded to the nearest whole number) of (A) the number of shares of Common Stock subject to such Unvested RSU Award as of immediately prior to the Effective Time, multiplied by (B) the Equity Award Exchange Ratio. Except as otherwise provided in this Section 2.7(e)(iii), each Parent

RSU Award shall have the same terms and conditions as the corresponding Unvested RSU Award had immediately prior to the Effective Time (including, for the avoidance of doubt, that such Parent RSU Awards shall be subject to only continued service-based vesting and no other vesting terms or conditions, but excluding terms or conditions related to any “co-sale” or similar agreement, right of first refusal, market stand-off, lock-up or similar obligation and legends); provided that, solely with respect to any Parent RSU Award converted from an Unvested RSU Award that, pursuant to its terms, is not currently subject to any accelerated vesting upon termination of service following the transactions contemplated by this Agreement, upon a termination of the applicable award holder’s employment without Cause or resignation with Good Reason, in each case, within twelve (12) months following the Effective Time, any portion of such holder’s Parent RSU Awards that would have vested had the holder remained employed for one year following his or her termination date immediately shall vest and any remaining, unvested portion of such awards shall be forfeited. For the avoidance of doubt, the immediately preceding proviso does not amend or modify the terms or conditions of any accelerated vesting of Parent RSU Awards converted from Unvested RSU Awards that, pursuant to their terms, are currently subject to any accelerated vesting upon termination of service following the transactions contemplated by this Agreement.
(iv)    Effective as of the Effective Time, each Vested RSU Award and each Performance Unit Award (other than a Non-Accredited Investor RSU Award) whether such Performance Unit Award is vested or unvested and whether or not the applicable performance metrics have been satisfied, that is outstanding immediately prior to the Effective Time, will be converted into the right to receive, in respect of each share of Common Stock covered by such Performance Unit Award or Vested RSU Award, the Per Share Merger Consideration, less applicable Tax withholdings. The applicable Tax withholdings shall be made on a pro rata basis from the cash portion of the Per Share Merger Consideration and the share portion of the Per Share Merger Consideration, respectively.
(v)    Effective as of the Effective Time, each Non-Accredited Investor RSU Award (whether such Performance Unit Award is vested or unvested) that is outstanding immediately prior to the Effective Time will be converted into the right to receive, in respect of each share of Common Stock covered by such Performance Unit Award or Vested RSU Award, the Non-Accredited Investor Merger Consideration, less applicable Tax withholdings.
(f)    Each Company Warrant, whether or not exercisable, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Parent or Merger Sub in the Merger. Each Company Warrant that is not exercisable as of immediately prior to the Closing shall be automatically cancelled and each Company Warrant that is exercisable and outstanding immediately prior to the Closing will be converted into shares of Common Stock pursuant to the terms of the applicable Warrant Agreement and in turn, into the right to receive the Per Share Merger Consideration or the

Non-Accredited Investor Merger Consideration, as applicable, pursuant to Sections 2.7(b) and (c).
(g)    All shares of Parent Common Stock issued in connection with this Agreement shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities laws and under this Agreement, which legend shall state in substance (with an additional reference to the applicable Covenant Agreement or lock-up agreement, as appropriate):
“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act.”
2.8    Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by Common Stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have properly demanded and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration or the Non-Accredited Investor Merger Consideration, as applicable. Such Common Stockholders instead shall only be entitled to receive payment from Parent of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by Common Stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration or the Non-Accredited Investor Merger Consideration, as applicable, upon surrender in the manner provided in Section 2.9. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal of shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to direct all negotiations and resolve all proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.
2.9    Payment of Merger Consideration.
(a)
(i)    Prior to the Closing, Parent shall appoint a bank or trust company of national recognition reasonably acceptable to the Company, or Parent’s transfer agent, to act as exchange agent (the “Exchange Agent”) hereunder. At the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Section 2.9, (i) certificates or evidence of book-entry shares representing a number of shares of Parent Common Stock sufficient to pay the stock portion of the aggregate Per Share Merger Consideration (other than in respect of Options, RSU Awards and Performance Unit Awards) and (ii) cash necessary to pay (A) the cash portion of the aggregate Per Share Merger Consideration (other than in respect of Options, RSU Awards and Performance Unit Awards), including cash in lieu of fractional shares pursuant to Section 2.9(b)(xi), and (B) the aggregate Non-Accredited Investor Cash Consideration payable in respect of the Non-Accredited Investor Shares(such cash, together with such shares of Parent Common Stock, the “Exchange Fund”). On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each Common Stockholder (subject, in the case of any Common Stockholder who holds physical Certificates, to the surrender of such physical Certificates and delivery of a properly completed and duly executed Letter of Transmittal, in each case, at least five (5) Business Days prior to the Closing Date), (x) the Per Share Stock Amount (and any Fractional Share Cash) and the Per Share Cash Amount or (y) the Non-Accredited Investor Cash Consideration, as applicable, for each share of Common Stock held by such Common Stockholder, and following the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other Common Stockholder (subject, in the case of any Common Stockholder who holds physical Certificates, to the surrender of such physical Certificates and delivery of a properly completed and duly executed Letter of Transmittal) (x) the Per Share Stock Amount (and any Fractional Share Cash) and the Per Share Cash Amount or (y) the Non-Accredited Investor Cash Consideration, as applicable, for each share of Common Stock held by such Common Stockholder, in each case in accordance with the procedures set forth herein.
(ii)    On the Closing Date, Parent shall pay or deliver to the Surviving Corporation (or, in Parent’s discretion, with respect to the Per Share Stock Amount, to a third party equity plan administrator), for the benefit of the former holders of Options, Vested Company RSU Awards and Company Performance Unit Awards, cash and shares of Parent Common Stock sufficient to satisfy Parent’s obligations pursuant to Sections 2.7(e)(i), (ii), (iv) and (v). Parent shall cause the Surviving Corporation (or, in Parent’s discretion, with respect to the Per Share Stock Amount, a third party equity plan administrator) to make the payments required by Sections 2.7(e)(i), (ii), (iv) and (v) to the former holders of Options, Vested Company RSU Awards and Company Performance Unit Awards on the next payroll payment date following the Closing (but in no event more than fifteen (15) days after the Closing Date).
(b)    The following provisions shall be applicable to payment of the Per Share Merger Consideration and the Non-Accredited Investor Merger Consideration in respect of Non-Accredited Investor Shares, Non-Accredited Investor Options and Non-Accredited Investor RSU Awards, as applicable:

(i)    Promptly after the date hereof, the Company or its designee will deliver or mail or will cause to be delivered or mailed to each record holder of shares of Common Stock and each Warrant Holder, in each case that holds physical Certificates, (A) a letter of transmittal in a form prepared by Parent and reasonably satisfactory to the Company (the “Letter of Transmittal”), which shall specify (1) that delivery of (x) the Per Share Stock Amount (and any Fractional Share Cash) and the Per Share Cash Amount or (y) the Non-Accredited Investor Cash Consideration, as applicable, shall be effected only upon proper delivery of the related physical Certificates and a fully executed Letter of Transmittal in accordance therewith to the Company or the Surviving Corporation, as applicable, and (2) instructions for use in surrendering such physical Certificates and receiving (x) the Per Share Stock Amount (and any Fractional Share Cash) and the Per Share Cash Amount or (y) the Non-Accredited Investor Cash Consideration, as applicable, in respect of each share of Common Stock evidenced thereby and (B) in the case of any such holder whose name is set forth on Section 2.7(c)(ii) of the Company Disclosure Letter (as it may be updated pursuant to Section 2.7(c)), an investor questionnaire in the form prepared by Parent and reasonably satisfactory to the Company. Upon the surrender of each such Certificate, if applicable, and a properly completed and duly executed Letter of Transmittal and investor questionnaire at least five (5) Business Days prior to the Closing Date, the Exchange Agent shall, on the Closing Date, pay the holder of such shares of Common Stock (x) the Per Share Stock Amount (and any Fractional Share Cash) and the Per Share Cash Amount or (y) the Non-Accredited Investor Cash Consideration, as applicable, in consideration therefor, and such shares of Common Stock and any related Certificate shall forthwith be canceled. Upon the surrender of each such Certificate and a properly completed and duly executed Letter of Transmittal and investor questionnaire any time after the date that is five (5) Business Days prior to the Closing Date, the Exchange Agent shall, no earlier than at the Closing and as soon as reasonably practicable (and in any event, within five (5) Business Days thereafter), pay the holder of such shares of Common Stock (x) the Per Share Stock Amount (and any Fractional Share Cash) and the Per Share Cash Amount or (y) the Non-Accredited Investor Cash Consideration, as applicable, in consideration therefor, and such shares of Common Stock and any related Certificate shall forthwith be canceled. Until so surrendered, each such Certificate (other than Certificates representing Canceled Shares or Dissenting Shares) shall represent solely the right to receive the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration, as applicable, relating thereto.
(ii)    Notwithstanding anything to the contrary contained in this Agreement, any holder of an electronic Certificate shall not be required to deliver such Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration, as applicable, for each such share of Common Stock represented by such electronic Certificate that such holder is entitled to receive. In lieu thereof, each holder of record of one or more electronic Certificates shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver on the Closing Date, in respect of each such electronic Certificate, the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration, as applicable, for each such share of Common Stock represented by such electronic Certificate.
(iii)    After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Common Stock are presented to the Exchange Agent, they shall be surrendered and canceled against delivery of the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration, as applicable, as provided in this Article II.
(iv)    No interest shall accrue or be paid on the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration payable upon the delivery of Certificates or Letters of Transmittal. None of Parent, the Surviving Corporation, the Exchange Agent or any of their respective Affiliates shall be liable to a Common Stockholder, Warrant Holder, Optionholder, Performance Unit Award Holder or RSU Award Holder for any cash or interest thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Common Stockholders or amounts unclaimed from the Surviving Corporation by Optionholders, Performance Unit Award Holders or RSU Award Holders twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Section 2.9 shall thereafter look only to Parent or the Surviving Corporation for payment of their claims for Per Share Merger Consideration or Non-Accredited Investor Merger Consideration, as applicable.
(v)    Promptly after the date hereof, the Company or its designee will deliver or mail or will cause to be delivered or mailed to each holder of uncertificated shares of Common Stock and each Optionholder, Performance Unit Award Holder and Vested RSU Award Holder, whose name is set forth on Section 2.7(c)(ii) of the Company Disclosure Letter (as it may be updated pursuant to Section 2.7(c)), an investor questionnaire in a form prepared by Parent and reasonably satisfactory to the Company. Notwithstanding anything to the contrary contained in this Agreement, any Person whose name is not set forth on Section 2.7(c) of the Company Disclosure Letter (including as it may be amended pursuant to Section 2.7(c)) shall not be required to deliver an investor questionnaire to receive the Non-Accredited Investor Merger Consideration in respect of Options, Performance Unit Awards or Vested RSU Awards held by such Person pursuant to Section 2.7(e) and each such holder of record thereof shall automatically upon the Effective Time be deemed a Non-Accredited Investor for purposes of Section 2.7(e).
(vi)    After the Effective Time, any Warrant Holders, Optionholders, Performance Unit Award Holders and Vested RSU Award Holders will be entitled to look only to the Surviving Corporation for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against the Surviving Corporation than may be accorded to general creditors thereof under applicable Law.
(vii)    In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue or pay, or will cause to be issued or paid, in exchange for such affidavit of such lost, stolen or destroyed Certificate, the payments with respect to such Certificate to which such Person is entitled pursuant to this Article II; provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, agree to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent, Merger Sub or the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.
(viii)    Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. Other than with respect to any such deduction or withholding that is imposed on consideration that is properly treated as compensation for U.S. federal or applicable non-U.S. income Tax purposes, if the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as applicable, determines that any withholding or deduction is required under the Code or any applicable provision of state, local or foreign Tax law, (A) the Exchange Agent, Parent, Merger Sub, or the Surviving Corporation, as applicable, shall promptly notify the Person with respect to which such deduction or withholding is to be made (and such notice will describe the basis for such deduction or withholding), provided, however, that the Exchange Agent, Parent, Merger Sub, or the Surviving Corporation, as applicable, will use commercially reasonable efforts to provide such notice at least five (5) Business Days prior to making any payment described in this Section 2.9(b)(viii) and (B) the parties hereto shall use reasonable efforts to cooperate to minimize the amount of such deduction or withholding; provided, further, that any such deduction or withholding shall be made on a pro rata basis from the cash portion of the Per Share Merger Consideration and the share portion of the Per Share Merger Consideration, respectively. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(ix)    If payment of the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration in respect of a share of Common Stock is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not payable.
(x)    No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered physical Certificate with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the Per Share Merger Consideration or Non-Accredited Investor Merger Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(b)(xi) and (2) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
(xi)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Common Stock, Options, Performance Unit Awards or Vested RSU Awards pursuant to this Article II. Notwithstanding any other provision of this Agreement, each holder of shares of Common Stock, Options, Performance Unit Awards or Vested RSU Awards converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Market Value Per Share (the “Fractional Share Cash”).
(xii)    The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis, provided that (A) no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the Company Equity Holders in the amount of such losses and (B) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest and other income resulting from such investments shall be paid to Parent.
(c)    Notwithstanding any contrary provision set forth in this Agreement, no Company Equity Holder shall be entitled to receive that portion of such holder’s Per Share Merger Consideration or Non-Accredited Investor Merger Consideration, as applicable, represented by such holder’s share of the Adjustment Escrow Amount or the Representative Holdback Amount until such time as such amounts (or any portion thereof), if any, are distributed to the applicable Company Equity Holders pursuant to the terms and conditions of the Adjustment Escrow Agreement and Section 2.10 or Section 10.1(b), respectively.
2.10    Merger Consideration Adjustment.
(a)    At least four (4) Business Days prior to the Closing Date, the Company shall prepare in consultation with Parent and deliver to Parent a good faith calculation of (i) the estimated amount of the Closing Working Capital (the “Estimated Working Capital Amount”), (ii) the estimated Target Working Capital Amount (the “Estimated Target Working Capital Amount”), (iii) the estimated amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) the estimated amount of Closing Cash (the “Estimated Closing Cash”), (v) the estimated amount of Transaction Expenses (the “Estimated Transaction Expenses”), and (vi) the estimated NOL Shortfall Amount (the “Estimated NOL Shortfall Amount”), if any, (vii) the estimated NOL Excess Amount (the “Estimated NOL Excess Amount”), if any, and its good faith calculation of the Aggregate Base Cash Amount, collectively, the (“Estimated Closing Statement”).
(b)    As soon as reasonably practicable after the Closing Date, and in any event within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Stockholder Representative a statement (the “Closing Statement”) that shall set forth a calculation of (i) the Closing Working Capital, (ii) the Target Working Capital Amount, (iii) the Closing Indebtedness, (iv) the Closing Cash, (v) the Transaction Expenses, (vi) the NOL Shortfall Amount, if any, and (vii) the NOL Excess Amount, if any. The Estimated Closing Statement and the Closing Statement shall entirely disregard any financing or refinancing arrangements entered into at any time by Parent or its Affiliates in connection with the consummation of the transactions contemplated hereby.
(c)    During the thirty (30) days immediately following the Stockholder Representative’s receipt of the Closing Statement (the “Adjustment Review Period”), the Stockholder Representative and its representatives shall be permitted to review Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Closing Working Capital, Target Working Capital Amount, Closing Indebtedness, Closing Cash, Transaction Expenses, NOL Shortfall Amount, if any, and NOL Excess Amount, if any (with respect to the working papers of Parent’s independent accounts, after signing a customary confidentiality and hold harmless agreement relating to such access to the working papers of such independent accounts, in form and substance reasonably acceptable to such independent accountants), as well as the relevant books and records of the Surviving Corporation and its Subsidiaries, and Parent shall cause the Surviving Corporation and its representatives to assist the Stockholder Representative and its representatives in their review of the Closing Statement and reasonably cooperate with respect thereto. The Stockholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) prior to the expiration of the Adjustment Review Period if the Stockholder Representative disagrees with any portion of the Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representative’s proposed adjustments to the Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Stockholder Representative and shall become final and binding upon the parties hereto. During the thirty (30) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), the Stockholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Stockholder Representative and Parent in writing, together with any items not disputed or objected to by the Stockholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If at the end of the Adjustment Resolution Period, the Stockholder Representative and Parent have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Stockholder Representative and Parent shall refer all matters that remain in dispute with respect to the Notice of Adjustment Disagreement (the “Unresolved Matters”) to Deloitte Touche Tohmatsu Limited (the “Independent Accountant”). In the event that Deloitte Touche Tohmatsu Limited refuses or is otherwise unable to act as the Independent Accountant, the Stockholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representative and Parent, in which event “Independent Accountant” shall mean such firm. In the event the Stockholder Representative and Parent are unable to reasonably agree to an independent certified public accounting firm in the United States of national recognition within fifteen (15) days of the commencement of discussions regarding the identification of such an independent accountant, with the commencement of such discussions marked by written notice from one party to the other, the independent certified public accounting firm shall be appointed by the American Arbitration Association upon application by either the Stockholder Representative or Parent, in which event “Independent Accountant” shall mean such appointed firm. Within thirty (30) days after the submission of such Unresolved Matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters and such determination shall be final, conclusive and binding on the parties. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Stockholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Stockholder Representative in the Notice of Adjustment Disagreement or Parent in the Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. The Independent Accountant shall base its determination solely on (i) the written submissions of Parent and the Stockholder Representative and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Working Capital, Closing Indebtedness, Closing Cash, Transaction Expenses, NOL Shortfall Amount and/or NOL Excess Amount require adjustment (only with respect to the Unresolved Matters), with such adjustments determined in accordance with this Agreement (including the definitions of Closing Working Capital, Closing Indebtedness, Closing Cash, Transaction Expenses, NOL Shortfall Amount and/or NOL Excess Amount, as applicable). During the review by the Independent Accountant, Parent and the Stockholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.10(c); provided, however, that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The costs of the Independent Accountant shall be paid 50% by the Stockholder Representative (from the Representative Holdback Amount) on behalf of the Company Equityholders and 50% by Parent.
(d)    The “Final Closing Statement” shall mean (i) in the event that no Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.10(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Stockholder Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by the Stockholder Representative to Parent pursuant to Section 2.10(b) as adjusted pursuant to the agreement of Parent and the Stockholder Representative in writing or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Stockholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.10(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.10(c). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.10(d) is hereinafter referred to as the “Determination Date.”

(e)    The “Aggregate Final Cash Amount” shall mean the Base Cash Consideration minus (i) the Closing Indebtedness as set forth in the Final Closing Statement, minus (ii) the amount of Transaction Expenses as set forth in the Final Closing Statement, minus (iii) the amount, if any, by which the Target Working Capital Amount exceeds the Closing Working Capital (as set forth in the Final Closing Statement), plus (iv) the amount, if any, by which the Closing Working Capital (as set forth in the Final Closing Statement) exceeds the Target Working Capital Amount, plus (v) the Closing Cash as set forth in the Final Closing Statement, minus (vi) the Adjustment Escrow Amount, minus (vii) the Representative Holdback Amount, plus (viii) the Aggregate Option Exercise Price, minus (ix) the NOL Shortfall Amount, if any (as set forth in the Final Closing Statement) plus (x) the NOL Excess Amount, if any (as set forth in the Final Closing Statement).
(f)    If the Aggregate Final Cash Amount is less than the Aggregate Base Cash Amount paid at the Closing (such difference, the “Deficiency Amount”), then Parent and the Stockholder Representative shall, within five (5) Business Days after the Determination Date, instruct the Escrow Agent to (i) release to Parent, by wire transfer of immediately available funds to a bank account designated in writing by Parent, an amount equal to the absolute value of the Deficiency Amount; (ii) release to the Exchange Agent, for payment to the Common Stockholders, the portion allocable to the Common Stockholders of the balance remaining (if any) of the Adjustment Escrow Account (after any payment made to Parent from the Adjustment Escrow Account pursuant to the foregoing clause (i)), including any earnings thereon; and (iii) release to the Surviving Corporation for payment to the former holders of Options, Performance Unit Awards and Vested RSU Awards the portion allocable to the former holders of Options, Performance Unit Awards and Vested RSU Awards of the balance remaining (if any) of the Adjustment Escrow Account (after any payment made to Parent from the Adjustment Escrow Account pursuant to the foregoing clause (i)), including any earnings thereon. Parent shall cause the Surviving Corporation to make such payments to the applicable Company Equity Holders on the next payroll payment date thereafter (but in no event more than fifteen (15) days thereafter). The Adjustment Escrow Amount shall serve as the sole and exclusive source of payment of any recovery by Parent pursuant to this Section 2.10.
(g)    If the Aggregate Final Cash Amount is greater than the Aggregate Base Cash Amount paid at the Closing (such difference, the “Excess Amount”), then (i) Parent shall deliver, within five (5) Business Days after the Determination Date, (A) the portion of the absolute value of the Excess Amount allocable to the Common Stockholders to the Exchange Agent, by wire transfer of immediately available funds to a bank account designated in writing by the Exchange Agent, for payment to the Common Stockholders and (B) the portion of the absolute value of the Excess Amount allocable to the former holders of Options, Performance Unit Awards and Vested RSU Awards to the Surviving Corporation, by wire transfer of immediately available funds to a bank account designated in writing by the Surviving Corporation, for payment to the former holders of Options, Performance Unit Awards and Vested RSU Awards (subject to any applicable withholding Taxes) and (ii) Parent and the Stockholder Representative shall, within five (5) Business Days after the Determination Date, instruct the Escrow Agent to release the entire balance of the Adjustment

Escrow Account, including any earnings thereon, such that (A) the portion of the balance of the Adjustment Escrow Account allocable to the Common Stockholders is paid to the Exchange Agent, by wire transfer of immediately available funds to a bank account designated in writing by the Exchange Agent, for payment to the Common Stockholders and (B) the portion of the balance of the Adjustment Escrow Account allocable to the former holders of Options, Performance Unit Awards and Vested RSU Awards is paid to the Surviving Corporation, by wire transfer of immediately available funds to a bank account designated in writing by the Surviving Corporation, for payment to the former holders of Options, Performance Unit Awards and Vested RSU Awards (subject to any applicable withholding Taxes). Parent shall cause the Surviving Corporation to make such payments to the applicable Company Equity Holders on the next payroll payment date thereafter (but in no event more than fifteen (15) days thereafter).
(h)    The Exchange Agent shall distribute the amounts received, if any, pursuant to Section 2.10(f) or (g), as applicable, to the Common Stockholders.
(i)    Parent and the Surviving Corporation shall be entitled to conclusively rely upon distribution instructions provided by the Stockholder Representative, including with respect to whether any individual Common Stockholder or holder of Options, Performance Unit Awards or RSU Awards received the appropriate portion of any such distribution, and in no event will Parent, the Surviving Corporation or any of their Affiliates have any liability to any person on account of payments or distributions made by the Exchange Agent in accordance with the instructions of the Stockholder Representative.
2.11    Certain Adjustments. If, during the Interim Period, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Per Share Merger Consideration, the Per Share Merger Consideration Cash Value, the Equity Award Exchange Ratio and the consideration payable to holders of Options, Performance Unit Awards and RSU Awards pursuant to Section 2.7(e) shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.11 shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.
2.12    Escrow Amounts. At the Closing, Parent shall deposit, or cause to be deposited, the Adjustment Escrow Amount into an escrow account to be held by the Escrow Agent in accordance with the terms of this Agreement and the Adjustment Escrow Agreement.
(a)    The amount of cash in the Adjustment Escrow Account (including any earnings on amounts held in the Adjustment Escrow Account) shall be available to offset any payments owed to Parent pursuant to Section 2.10 and shall serve as the sole and exclusive source of any and all payments to Parent by the Company Equity Holders, pursuant to Section 2.10.
(b)    The terms of and timing of payments from the Adjustment Escrow Account shall be in accordance with this Agreement and the Adjustment Escrow Agreement.

2.13    Transaction Expenses. On or prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of the Transaction Expenses. At the Closing, Parent shall pay to each third party designated by the Company, by wire transfer of immediately available funds, the Transaction Expenses attributable to such third party; provided that the Bonus Pool Amount shall be paid as described in Section 2.14. For the avoidance of doubt, no amounts included in the definition of Closing Indebtedness shall be included in the Transaction Expenses.
2.14    Retention Bonus Pool.
(a)    Prior to Closing, the Company shall establish a program of discretionary retention bonuses (the “Retention Bonuses”) up to $30,000,000 in the aggregate (the “Bonus Pool”) to be granted to certain key employees selected by the Company and with such other terms as it may designate, in each case, in its sole discretion after consulting in good faith with the Chief Executive Officer of Parent pursuant to a retention bonus plan and/or retention bonus agreements (the “Retention Program”). Upon the Closing, Parent shall deposit, or cause to be deposited into a segregated, interest-bearing account of the Surviving Corporation, separate from and not commingled with the general funds of the Surviving Corporation (the “Bonus Account”) an amount equal to the Bonus Pool Amount.
(b)    Prior to Closing, the Company shall provide Parent with copies of the retention bonus plan, retention bonus agreements, and a scheduled of each outstanding retention bonus granted under the Retention Program and all relevant vesting and payment terms. Parent shall cause the Surviving Corporation to pay each holder of any Retention Bonus that becomes payable after the Closing his or her Retention Bonus from the Bonus Account, less any required withholding Taxes, in accordance with the Retention Program and pay any employer payroll Taxes payable in respect of any such Retention Bonus from the Bonus Account. Upon the forfeiture of any Retention Bonus by any holder thereof pursuant to the Retention Program, Parent shall cause the Surviving Corporation to retain in the Bonus Account the applicable Retention Bonus and amounts therein related to any employer payroll Taxes in respect of such Retention Bonus. On the date on which all Retention Bonuses have been paid or forfeited in accordance with their terms (the “Bonus Pool End Date”), Parent shall cause the Surviving Corporation to release (1) the portion of the remaining balance of the Bonus Account that is allocable to the Common Stockholders to the Exchange Agent, by wire transfer of immediately available funds to a bank account designated in writing by the Exchange Agent, for payment to the Common Stockholders and (2) the portion of the remaining balance of the Bonus Account that is allocable to the former holders of Options, Performance Unit Awards and Vested RSU Awards to the Surviving Corporation, by wire transfer of immediately available funds to a bank account designated in writing by the Surviving Corporation, for payment to the former holders of Options, Performance Unit Awards and Vested RSU Awards (subject to any applicable withholding Taxes). Parent shall cause the Surviving Corporation to make such payments to the applicable Company Equity Holders on the next payroll payment date after the Bonus Pool End Date (but in no event more than fifteen (15) days thereafter).
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty (whether or not specified therein) and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), the Company represents and warrants to Parent that:
3.1    Organization and Standing; Authority.
(a)    Each of the Callahan Companies is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation (in the case of good standing, if such jurisdiction recognizes such concept). Each of the Callahan Companies has the requisite power to own (or lease) and operate its properties and to carry on its businesses as now conducted and each is duly qualified to do business, and is in good standing, in each jurisdiction (if such jurisdiction recognizes such concept) in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Prior to the date hereof, the Company has made available to Parent correct and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Callahan Company. Section 3.1(a) of the Company Disclosure Letter sets forth each jurisdiction in which each Callahan Company is licensed or qualified to do business.
(b)    The Company, subject to receipt of the Company Stockholder Approval, has the corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and such other agreements and documents contemplated hereby, the consummation of the transactions contemplated hereby and thereby and the performance of the obligations hereunder and thereunder have been duly and validly authorized by all necessary corporate or other action on the part of the Company and, other than the receipt of the Company Stockholder Approval, no other corporate or analogous action or proceedings on the part of any Callahan Company are necessary to authorize the execution and delivery hereof by the Company or thereof, the consummation of the transactions contemplated hereby or thereby or the performance of the obligations hereunder and thereunder. This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by: (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect; and (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (the immediately preceding clauses (i) and (ii), collectively, the “General Enforceability Exceptions”).

3.2    Capitalization. The authorized capital stock of the Company consists of 109,000,000 shares of Common Stock, divided into series as follows: 83,000,000 shares of Series A Common Stock, 12,000,000 shares of Series B Common Stock and 14,000,000 shares of Series C Common Stock, of which, as of the close of business on May 7, 2019, (a) 52,278,766 shares of Series A Common Stock, (b) 521,756 shares of Series B Common Stock, and (c) 8,944,008 shares of Series C Common Stock are issued and outstanding (which, for the avoidance of doubt, does not include any unvested shares of restricted Common Stock other than as set forth in Section 3.2(c) of the Company Disclosure Letter), and all such issued and outstanding shares are duly authorized, validly issued, fully paid and nonassessable and are shown on the Company’s capitalization records as owned by the Common Stockholders set forth on Section 3.2(a) of the Company Disclosure Letter. No shares of capital stock of the Company have been issued in violation of preemptive or similar rights. As of the close of business on May 7, 2019, there are outstanding (i) Options to purchase 3,342,675 shares of Series B Common Stock, (ii) Options to purchase 1,239,934 shares of Series C Common Stock, (iii) RSU Awards covering 6,766,167 shares of Series B Common Stock, (iv) RSU Awards covering 0 shares of Series C Common Stock, (v) Performance Unit Awards covering 800,000 shares of Series B Common Stock and (vu) Performance Unit Awards covering 0 shares of Series C Common Stock. Exhibit B sets forth a correct and complete list of each Option, Performance Unit Award and RSU Award outstanding as of the close of business on May 7, 2019, and identifies, with respect to each such award, (A) the award holder, (B) the grant date, (C) solely in case of RSU Awards, the applicable time-based vesting schedule and vesting commencement date, and (D) solely in the case of Options, the per share exercise price and expiration date. As of the date hereof, there are (1) 26,042 shares of Series A Common Stock subject to outstanding Series A Company Warrants and (2) 67,168 shares of Series B Common Stock subject to outstanding Series B Company Warrants. Exhibit B sets forth a correct and complete list of each Company Warrant, the number of shares of Common Stock and the class and series thereof subject thereto, the grant dates, expiration dates, exercise price thereof, the names of the holders thereof, and the agreements pursuant to which such Company Warrants were issued. Complete and correct copies of each Company Warrant Agreement have been made available to Parent prior to the date hereof. Except (v) as set forth above (including outstanding awards under the Callahan Stock Plans listed on Exhibit B), (w) as set forth on Section 3.2(b) of the Company Disclosure Letter, (x) as contemplated by the Organizational Documents of the Company (including the conversion-related provisions relating to the Series B Common Stock and the Series C Common Stock), (y) as contemplated by the Stockholder Agreements or (z) as expressly permitted to be issued under Section 5.1, there are no: (I) outstanding securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of the Company; (II) options, warrants, calls, subscriptions, phantom equity rights, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating a Callahan Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock or other securities or equity interests of the Company; or (III) voting trusts or other agreements or understandings to which any Callahan Company is a party or by which any Callahan Company is bound with respect to the voting, transfer or other disposition of its shares of capital stock or other securities or equity interests of the Company. No Callahan Company is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of the equity securities or interests of the Company. There are no outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with any stockholder of the Company on any matter. No Subsidiary of the Company owns any capital stock of the Company. Other than the Specified Interest Redemption contemplated by Section 5.15, there are no declared but unpaid dividends or other distributions of any Callahan Company. Upon the Closing, Parent will hold, directly (in the case of the Company) or indirectly (in the case of the Company’s Subsidiaries), one hundred percent (100%) of the capital stock of, and other equity interests in, each Callahan Company, free and clear of all Liens (other than applicable restrictions on transfer under federal and state securities Laws), and no other Person will hold any (1) outstanding securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of the Company; or (2) options, warrants, calls, subscriptions, phantom equity rights, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating a Callahan Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock or other securities or equity interests of the Company.
3.3    Subsidiaries. Except for the Subsidiaries of the Company or as set forth on Section 3.3 of the Company Disclosure Letter or as contemplated by Section 5.15, no Callahan Company owns or holds, directly or indirectly, any securities or equity interests of any Person. Section 3.3 of the Company Disclosure Letter contains a complete list of the capitalization (including ownership) of the Company’s Subsidiaries. Except as set forth on Section 3.3 of the Company Disclosure Letter, the Company or a Subsidiary of the Company is the record and beneficial owner of and has good and valid title to all of the issued and outstanding Subsidiary Interests, free and clear of all Liens (other than applicable restrictions on transfer under federal and state securities Laws). No shares of capital stock of a Subsidiary of the Company have been issued in violation of preemptive or similar rights. All of the issued and outstanding Subsidiary Interests are duly authorized, validly issued, fully paid and nonassessable (if such concepts apply). Except as set forth on Section 3.3 of the Company Disclosure Letter, there are no: (a) outstanding securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or interests of a Subsidiary of the Company; (b) options, warrants, calls, subscriptions, phantom equity rights, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, anti-dilution rights, exchange rights or other rights, Contracts or commitments obligating any Callahan Company to issue, transfer, sell or otherwise cause to become outstanding any shares of capital stock or other securities or equity interests of a Subsidiary of the Company (other than to the Company or a Subsidiary thereof); or (c) voting trusts or other agreements or understandings to which any Callahan Company is a party or by which any Callahan Company is bound with respect to the voting, transfer or other disposition of Subsidiary Interests. No Callahan Company is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of the equity securities or interests of a Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with any stockholder or other equityholder of a Subsidiary of the Company on any matter.
3.4    No Conflict; Required Filings and Consents.
(a)    Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, nor performance by the Company of its obligations hereunder will: (i) with Company Stockholder Approval, conflict with or result in a breach of any provisions of the Organizational Documents of a Callahan Company; (ii) except as set forth on Section 3.4 of the Company Disclosure Letter or as set forth on Section 3.11(f) of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, constitute or result in (with or without notice or lapse of time or both) a breach of or default under, require consent or approval under, result in the acceleration of any right or obligation under, or the loss of any benefit under, or the termination of, or create in any party the right to accelerate, terminate, modify or cancel, or result in any violation of, any Contract or Permit to which any Callahan Company is a party or by which any of its properties or assets is bound, or otherwise result in the creation of any Lien (other than a Permitted Lien) upon any asset of any Callahan Company; or (iii) violate any Order or Law applicable to a Callahan Company or any of their respective properties or assets in any material respect.
(b)    Except as may be required under the HSR Act, the German Competition Laws, and the Laws of the jurisdictions listed on Section 6.1(d) of the Parent Disclosure Letter, no Consent is required by any Law to be obtained, filed or delivered by the Company in connection with the execution and delivery of this Agreement by the Company, for the consummation by the Company of the transactions contemplated by this Agreement or for compliance by the Company with any of the provisions hereof that if not obtained, filed or delivered has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
(c)    The Company Board, at a meeting duly called and held, has by vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for its adoption and (iv) recommended that this Agreement be adopted by the holders of the Common Stock.
(d)    Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to adopt this Agreement and to consummate the transactions contemplated hereby, and no vote of the holders of any class or series of the capital stock of the Company is necessary to adopt this Agreement and to consummate the transactions contemplated hereby.
3.5    Financial Statements.
(a)    Correct and complete copies of the following financial statements have been delivered to Parent or have been made available to Parent prior to the date of this Agreement and are attached hereto as Section 3.5(a) of the Company Disclosure Letter: the audited consolidated balance sheets of the Callahan Companies as of December 31, 2017 and December 31, 2018, and the related audited consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018, together with the notes thereto (the “Company Financial Statements”).
(b)    The Company Financial Statements have been prepared in accordance with GAAP (applied on a consistent basis except as may be indicated therein or in the notes thereto), and fairly present, in all material respects, the financial position, and results of operations, stockholders’ equity and cash flows of the Company, on a consolidated basis, as of the dates and for the periods indicated. The Company Financial Statements were prepared from and in accordance with the books and records of the Company.

(c)    No Callahan Company has any liability of any nature that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet of the Company (whether accrued, absolute, contingent or otherwise), except for liabilities (i) to the extent reflected in, reserved, known, unknown or accrued against in the audited consolidated balance sheet of the Callahan Companies as of December 31, 2018 included in the Company Financial Statements, (ii) incurred since December 31, 2018 in the ordinary course of business, (iii) that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies, taken as a whole, (iv) incurred in connection with this Agreement and the transactions contemplated hereby or (v) set forth on Section 3.5(c) of the Company Disclosure Letter.
(d)    No Callahan Company is a party to, nor does any Callahan Company have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any off-balance sheet arrangements where the purpose or intended effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, any Callahan Company in the financial statements of the Callahan Companies.
(e)    Since January 1, 2016, neither the Company’s internal accounting personnel that are responsible for preparing the financial statements of the Callahan Companies (including the Company Financial Statements) nor the Company’s independent accountants have identified a material weakness or any significant deficiency in the systems of internal controls utilized by the Callahan Companies. To the Knowledge of the Company, there has been no fraud, whether or not material, that involves management or other employees of the Callahan Companies who have a significant role in the internal controls of the Callahan Companies or the preparation of the financial statements of the Callahan Companies (including the Company Financial Statements).
3.6    Taxes. Except as set forth on Section 3.6 of the Company Disclosure Letter:
(a)    All material Tax Returns required to filed with respect to any Callahan Company have been timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes imposed on or required to be paid by or with respect to any Callahan Company (whether or not shown on any Tax Return) have been fully paid or will be timely paid by the due date thereof.
(b)    There are no outstanding extensions or waivers of the statute of limitations applicable to the collection or assessment of any material Taxes due from any Callahan Company, and no written request for such an extension or waiver is currently outstanding.
(c)    No Callahan Company is a party to any Tax indemnification, allocation or sharing agreement, in each case, other than any (i) commercial agreements entered into in the ordinary course of business and no principal purpose of which relates to Tax or (ii) agreements entered into solely among the Callahan Companies.
(d)    All material Taxes required to have been withheld or paid by any Callahan Company in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, have been withheld and paid to the appropriate Taxing Authority, and all information statements required to be provided to payees with respect to such Taxes have been timely provided to such payees.
(e)    There are no Liens for unpaid material Taxes on the assets of any Callahan Company, except for Permitted Liens.
(f)    There is no Action pending or, to the Company’s Knowledge, threatened with respect to any Callahan Company in respect of any material Tax.
(g)    No material deficiency or proposed adjustment for any Taxes, which has not been paid in full, settled or withdrawn, has been asserted or assessed by any Taxing Authority against or with respect to any Callahan Company.
(h)    The Company Financial Statements reflect adequate accruals and reserves, in accordance with GAAP, for all unpaid Taxes of the Callahan Companies, and the unpaid Taxes of the Callahan Companies did not, as of the date of the Company Financial Statements, exceed by a material amount the accruals and reserves for Taxes (excluding any accruals or reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Financial Statements. None of the Callahan Companies has incurred any material liability for Taxes outside the ordinary course of business since the date of the Company Financial Statements.
(i)    No Callahan Company: (i) is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company); or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.
(j)    No written claim has been made by a Taxing Authority in a jurisdiction where any Callahan Company does not file Tax Returns such that the Callahan Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been settled or withdrawn.
(k)    No Callahan Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code during the two (2)-year period ending on the date of this Agreement.
(l)    No Callahan Company has requested or is bound by (i) any private letter ruling issued to it by the IRS or similar Tax ruling issued to it by any other Taxing Authority or (ii) any closing agreement with the IRS under Section 7121 of the Code (or with any other Taxing Authority under any comparable provision of state, local, or foreign Tax Law) or advance pricing agreement, in each case, that would be binding on such Callahan Company after the Effective Time.

(m)    The Company is not, and has not been at any time during the five-year period ending on the Effective Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(n)    No Callahan Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of Tax accounting made prior to the Closing; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed at or prior to the Closing; (iii) excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) existing at the Closing; (iv) installment sale or open transaction disposition, intercompany transaction, or intercompany account made or existing at or prior to the Closing; (v) prepaid amount received at or prior to the Closing; or (vi) election made pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law) prior to the Closing.
(o)    No Callahan Company has made an election pursuant to Section 965(h) of the Code.
(p)    No Callahan Company has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any comparable provision of state, local or foreign Law.
(q)    Section 3.6(q) of the Company Disclosure Letter sets forth with respect to each Callahan Company (i) the type of legal entity, (ii) the jurisdiction of organization (and, if different, the jurisdiction of Tax residence), (iii) the entity classification for U.S. federal income Tax purposes and (iv) each change in entity classification that has been made within the last sixty (60) months pursuant to Treasury Regulations Section 301.7701‑3. No asset held by any Callahan Company is an interest in a joint venture, partnership, or other arrangement treated as a partnership for Tax purposes (other than the equity interests in the Callahan Companies).
3.7    Title to Properties; Sufficiency of Assets.
(a)    Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies taken as a whole, the Callahan Companies have good and valid title to or a valid leasehold interest in all of the properties and assets, tangible or intangible, reflected in the Company Financial Statements as being owned or leased, as applicable, by the Callahan Companies, free and clear of all Liens, except for Permitted Liens, excluding properties and assets sold or disposed of by any Callahan Company (i) since December 31, 2018 in the ordinary course of business consistent with past practice or (ii) as permitted by Section 5.1. The material properties and assets of the Callahan Companies are in good condition and repair in all material respects, subject to normal wear and tear. Any Permitted Liens on the properties and assets of the

Callahan Companies, individually or in the aggregate, do not materially interfere with the use of any such property or asset by any of the Callahan Companies.
(b)    Assuming all necessary Consents have been obtained under Applicable Competition Laws and subject to the Specified Interest Redemption contemplated by Section 5.15, the assets of the Callahan Companies as of immediately following the Closing will be sufficient to operate and conduct the Callahan businesses immediately following the Closing in substantially the same manner as such businesses are conducted as of the date hereof, and will comprise in all material respects all of the assets of the Callahan Companies necessary for the operation and conduct of such businesses as currently operated and conducted by the Callahan Companies. Without limiting the generality of the foregoing, no (x) officer or director of the Callahan Companies, member of their immediate families or any of their Affiliates (other than the Callahan Companies) or (y) employee of the Callahan Companies owns or holds any right, title or interest in, to or under any asset (including, for the avoidance of doubt, any Contract) of, or that is primarily used in, or that is otherwise used in and in any respect material to, the businesses of the Callahan Companies.
3.8    Real Property.
(a)    Section 3.8(a) of the Company Disclosure Letter identifies all parcels of Real Property owned by the Callahan Companies (the “Owned Real Property”). A Callahan Company is in exclusive possession of all Owned Real Property and has good title to such Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as set forth on Section 3.8(a) of the Company Disclosure Letter, no Callahan Company is a lessor or grantor under any lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Owned Real Property or any material portion thereof.
(b)    Section 3.8(b) of the Company Disclosure Letter contains a true and complete listing of all of the Real Property leased by the Callahan Companies as of the date hereof (the “Leased Real Property”). Prior to the date hereof, the Company has made available to Parent correct and complete copies of all Real Property Leases.
(c)    The Real Property listed on Sections 3.8(a) and 3.8(b) of the Company Disclosure Letter comprises all material Real Property used by the Callahan Companies in the conduct of their businesses and operations as currently conducted (excluding, for the avoidance of doubt, Real Property owned, leased, operated or used by any supplier, distribution center or other Person with which a Callahan Company does business).
(d)    All Leased Real Property is held by a Callahan Company under leases or subleases (collectively, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the “Real Property Leases”) that are, in all material respects, valid instruments, enforceable against the applicable Callahan Company and, to the Company’s Knowledge, the other party thereto, in accordance with their respective terms, except as limited by the General Enforceability Exceptions. Except with respect to the Real Property Leases set forth in Section 3.8(d) of the Company Disclosure Letter, each Real

Property Lease will continue to be valid and enforceable on identical terms immediately following the Closing. There is no default or breach by any Callahan Company or, to the Company’s Knowledge, any other party, in the timely performance of any obligation to be performed or paid under any such Real Property Lease or any other provision thereof, in any such case, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Other than the Merger and any other transactions contemplated by this Agreement, solely with respect to the Real Property Leases set forth in Section 3.8(d) of the Company Disclosure Letter, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would give rise to any material modification, acceleration, payment, cancellation or termination that is adverse to the Callahan Company, under, or in any manner release any party thereto from any material obligation owed to the Callahan Company under, such Real Property Lease. The rent set forth in such Real Property Lease is the actual rent being paid, and there are no separate agreements or understandings with respect to such rent. As of the date hereof, each Callahan Company, as applicable, has sufficient rights of access with respect to any and all Leased Real Property that is necessary for the conduct of the businesses of the Callahan Companies as currently conducted, and there are no material pending Actions or, to the Company’s Knowledge, threatened Actions by any Governmental Authority or any other Person to cancel, terminate or modify such rights of access.
(e)    Except as set forth on Section 3.8(e) of the Company Disclosure Letter and as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies, (i) no Person, other than a Callahan Company, possesses, uses or occupies all or any portion of any Owned Real Property or Leased Real Property, (ii) there are no outstanding options or rights of first refusal to purchase any Owned Real Property or any interest therein, (iii) as of the date hereof, there are no pending or, to the Company’s Knowledge, threatened Actions to take all or any portion of any Owned Real Property or Leased Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof, (iv) as of the date hereof, there are no outstanding unpaid assessment notices against any Owned Real Property or Leased Real Property and (v) improvements located on the Owned Real Property or, to the Company’s Knowledge, on the Leased Real Property have received all necessary approvals of Governmental Authorities in connection with the current use thereof.
3.9    Compliance with Laws. Except as set forth on Section 3.9 of the Company Disclosure Letter:
(a)    The Callahan Companies are and, since January 1, 2016, have been in compliance in all material respects with all Laws and Orders applicable to the Callahan Companies or their respective businesses or properties or assets.
(b)    Since January 1, 2016, (i) no Callahan Company has received any written notification or communication from any Governmental Authority asserting or alleging that any Callahan Company is not in material compliance with any Law or Order and (ii) no claims, charges or investigations are pending or, to the Company’s Knowledge, threatened in writing against any Callahan Company or any of their respective directors, officers or employees (in their respective capacities as such) with respect to any material violation of any Law or Order.
(c)    Since January 1, 2016, except as set forth in Section 3.9(c) of the Company Disclosure Letter, no Callahan Company has received any notice in connection with any product produced, sold or distributed by or on behalf of the Callahan Companies of any Action, nor, to the Company’s Knowledge, is any of the foregoing threatened against any Callahan Company as of the date hereof, relating to manufacturing, storage, quality, packaging, marketing, advertising or labeling of, any product produced, sold or distributed by or on behalf of the Callahan Companies. Except as set forth in Section 3.9(c) of the Company Disclosure Letter, the manufacturing and storage practices, preparation, ingredients, composition, and packaging, marketing, advertising, labeling, testing and shipping for each of the products of the Callahan Companies are in compliance in all material respects with all applicable Laws, and, since January 1, 2016, there has not been, nor is there pending nor, to the Company’s Knowledge as of the date hereof, threatened any Action against any Callahan Company under or relating to any of the foregoing Laws, rules or regulations. Since January 1, 2016, (i) there have been no recalls of any product produced, sold or distributed by the Callahan Companies, whether ordered by a Governmental Authority or undertaken voluntarily by a Callahan Company, and (ii) to the Company’s Knowledge, there are no facts that are reasonably likely to cause (x) the recall, market withdrawal or replacement of any such product or any product intended to be produced, sold or distributed by a Callahan Company, (y) a material change in the labeling of any such product or (z) a termination or suspension of the marketing of any such product, in each case as a result of any Action by any Governmental Authority. Since January 1, 2016, none of the products of the Callahan Companies has been adulterated, misbranded, mispackaged, mismarketed, misadvertised or mislabeled in violation of any Law, except as has not been and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(d)    Since January 1, 2016 no Callahan Company has received written notice that it is the subject of any bribery, improper contribution, anti-corruption or anti-kickback investigation by any Governmental Authority, and, to the Company’s Knowledge, no such investigation is pending or has been threatened. No Callahan Company, nor any director or officer thereof (in their capacities as such) nor, to the Company’s Knowledge, any employees, agents, representatives, distributors or sales intermediaries thereof or other third parties acting on behalf thereof (in their capacities as such) has, since January 1, 2016, (i) violated any applicable anticorruption Law or anti-bribery Laws of all jurisdictions in which it conducts its business, including the U.S. Foreign Corrupt Practices Act, or (ii) made, directly or indirectly, any illegal bribe or kickback, illegal political contribution or any illegal payment or offer of payment or thing of value from corporate funds to any person acting or purporting to act in an official capacity for any Governmental Authority or political party (or any candidate thereof) for the purpose of (A) improperly influencing his or her official action or the action of the Governmental Authority or political party he or she represents, (B) obtaining an improper advantage or unfair concession in securing business or licenses or (C) improperly obtaining or retaining business. No Callahan Company has conducted or initiated any internal investigation or made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any anti-bribery Law, including the U.S. Foreign Corrupt Practices Act, in any way relating to any Callahan Company and no employee of any Callahan Company has been disciplined or had his or her employment terminated as a result of any violation of any provision of any such Law.
(e)    Since January 1, 2016, except as would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies, all claims made by the Callahan Companies in advertising, marketing and promotional materials in any media (including labels and packaging) relating to the products sold by the Callahan Companies were truthful, non-deceptive, non-misleading and otherwise in compliance with all applicable Laws, in each case, at the time such claims were made by the Callahan Companies.
3.10    Permits. The Callahan Companies have all material Permits that are currently required in connection with their respective businesses and in connection with their respective ownership of their respective assets and properties. Each Callahan Company is in compliance in all material respects with all such Permits, and all of such Permits are in full force and effect. Since January 1, 2016, no Callahan Company has received any written notification or communication from any Governmental Authority asserting that any Callahan Company is not in compliance with, or threatening to revoke, suspend, amend or cancel, any material Permit.
3.11    Employee Plans.
(a)    Section 3.11(a) of the Company Disclosure Letter sets forth a complete list of all material Employee Plans (excluding (i) any plan mandated by applicable Law and (ii) any offer letters or agreements with employees of the Callahan Companies that do not contain individual severance commitments and were entered into with employees at levels below “Vice President” as of the date hereof).
(b)    Copies of the following materials have been made available to Parent (if applicable): (i) all current plan documents for each material Employee Plan (excluding (A) any plan mandated by applicable Law and (B) any offer letters or agreements with employees of the Callahan Companies that do not contain individual severance commitments and were entered into with employees at levels below “Vice President” as of the date hereof); (ii) all determination, opinion or advisory letters from the IRS with respect to any Employee Plan intended to be qualified under Section 401(a) of the Code; (iii) all current summary plan descriptions, summaries of material modifications, annual reports and summary annual reports with respect to material Employee Plans; and (iv) all current trust agreements and insurance Contracts relating to the funding or payment of benefits under any material Employee Plan.
(c)    Each Employee Plan has been maintained, operated and administered in compliance with its terms and in compliance with all applicable Laws, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies taken as a whole. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that such Employee Plan is so qualified or is operated under the terms of a pre-approved plan for which the provider of the plan has received an IRS opinion or advisory letter that the Employee Plan is so qualified, and nothing has occurred with respect to the operation of any such Employee Plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.
(d)    Neither the Company nor any member of the Controlled Group currently sponsors, contributes to, has an obligation to contribute to, or has in the last six (6) years sponsored, contributed to, or had an obligation to contribute to, a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No Employee Plan provides post-retirement or other post-termination health or life insurance benefits, except as may be required by Section 4980B of the Code and Section 601 of ERISA or any employment Contract listed on Section 3.11(a) of the Company Disclosure Letter.
(e)    As of the date hereof, there is no material pending, or to the Company’s Knowledge, threatened assessment, complaint, proceeding or investigation of any kind in any court or government agency with respect to any Employee Plan (other than routine claims for benefits).
(f)    Except pursuant to the Employee Plans listed on Section 3.11(f) of the Company Disclosure Letter, (i) no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), (ii) no Employee Plan provides, and no Callahan Company otherwise has any obligation to provide, any gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code, and (iii) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or director of any Callahan Company, (B) result in any forgiveness of indebtedness to any current or former employee or director of any Callahan Company, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or director of any Callahan Company, (D) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Employee Plan, or (E) limit or prohibit the ability to amend, merge, terminate, or receive a reversion of assets from any Employee

Plan or related trust. Section 3.11(f) of the Company Disclosure Letter sets forth a true and complete list of each Bonus Payment.
(g)    Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies taken as a whole, each Employee Plan which is maintained outside of the United States (i) has been operated in all respects in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Employee Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment and (iii) that is intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. There are no defined benefit pension plans maintained outside of the United States.
3.12    Material Contracts.
(a)    Set forth on Section 3.12(a) of the Company Disclosure Letter is a correct and complete list of each Material Contract as of the date hereof, and the Company has made available to Parent prior to the date hereof a correct and complete copy of each Material Contract. For purposes of this Agreement, “Material Contract” means any of the following Contracts to which any Callahan Company is a party or by which any of its properties or assets are bound (other than Contracts that are, or are primarily related to, Employee Plans or Contracts that will be fully performed or satisfied at or prior to the date hereof):
(i)    each Contract pursuant to which a Callahan Company is party to a partnership or joint venture;
(ii)    each Contract or series of related Contracts providing for capital expenditures by a Callahan Company with an outstanding amount of unpaid obligations and commitments in excess of $1,000,000;
(iii)    each Contract or instrument with respect to Company Debt, any Contract relating to any obligations of such Person in respect of letters of credit, surety bonds or similar instruments, whether or not drawn, and any Contract relating to any Liens (other than Permitted Liens) on any material assets of or equity interests in the Callahan Companies;
(iv)    each Contract or series of related Contracts under which the Callahan Companies made payments equal to more than $1,000,000 in calendar year 2018 that is not terminable without penalty upon less than ninety (90) days’ prior written notice by the applicable Callahan Company, as applicable;
(v)    each Contract or series of related Contracts under which the Callahan Companies made or received payments equal to more than $3,000,000 in calendar year 2018 that is not terminable without penalty upon less than ninety (90) days’ prior written notice by the applicable Callahan Company, as applicable;

(vi)    each Contract that includes a covenant not to compete that is applicable to any of the Callahan Companies;
(vii)    each supply Contract relating to any sole source of supply of any raw material or component;
(viii)    each Contract containing any right of first refusal, right of first offer or similar right of any third party with respect to an acquisition of any material asset of the Callahan Companies;
(ix)    each Contract that contains any most favored nation, exclusivity, minimum commitment, minimum purchase or similar obligation that (A) is material to the Callahan Companies taken as a whole and (B) purports to apply to or bind Affiliates of the Callahan Companies;
(x)    each Contract for the acquisition or disposition (by merger or purchase or sale of shares or all or substantially all of the assets of a Person) of properties, businesses, assets or securities (A) entered into since January 1, 2015 and involving consideration in excess of $1,000,000 or (B) containing any outstanding purchase price adjustment, “earn-out,” indemnification, contingent payment or other obligations;
(xi)    each material Contract that requires a Consent or that otherwise contains a provision relating to a “change of control,” in either case, that would or would reasonably be expected to be required or triggered by this Agreement or the transactions contemplated hereby;
(xii)    each stockholders agreement, investor rights agreement, voting agreement or registration rights agreement or similar agreement relating to equity securities of any Callahan Company;
(xiii)    each Contract under which (A) a Callahan Company licenses (or grants a covenant not to sue) to any Person any material Company Owned Intellectual Property, except for licenses granted in connection with the sale, marketing, or other commercialization of any products or services of the Callahan Companies or otherwise granted in the ordinary course of business or in Contracts in which the license grant is incidental to the primary business purpose of the Contract; and (B) any Intellectual Property owned by a third-party is licensed (including under a covenant not to sue) to a Callahan Company that is material to the current conduct or products of a Callahan Company; other than licenses (1) on substantially standard terms for commercially available software or (2) for software that can be replaced by a Callahan Company without material disruption to the business of the Callahan Companies or material incremental liability;
(xiv)    each Contract pursuant to which a Callahan Company has purchased any material Intellectual Property from a third party;

(xv)    each Contract to purchase, use or occupy any real property, including the Leased Real Property;
(xvi)    each Contract relating to the settlement of any Action or threatened Action involving a Callahan Company or any of its directors or officers (in their capacities as such) that imposes continuing material obligations on any Callahan Company after the date hereof;
(xvii)    each Contract with any Governmental Authority;
(xviii)    each Affiliate Agreement; and
(xix)    any (A) other Contract of a type not contemplated by clauses (i) through (xviii) above that is material to the Callahan Companies or their respective businesses, taken as a whole or (B) Contract to enter into to do any of the foregoing.
(b)    Each of the Material Contracts is in full force and effect and is a legal, valid and binding agreement of the Callahan Company that is a party thereto, and, to the Company’s Knowledge, each other party thereto, subject only to the General Enforceability Exceptions, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies taken as a whole, there is no default or breach thereunder by the Callahan Company that is a party thereto or, to the Company’s Knowledge, any other party, nor, to the Company’s Knowledge, does any condition exist that with notice or lapse of time or both would reasonably be expected to result in a default or breach thereunder. As of the date hereof, (i) no Callahan Company has received written notice that any party to a Material Contract intends to cancel, not renew or terminate such Material Contract or to exercise or not exercise any option under such Material Contract and (ii) No Callahan Company has given written notice of cancellation, non-renewal or termination of any Material Contract, or of the exercise or non-exercise of any option under any Material Contract.
3.13    Legal Proceedings. Except as set forth on Section 3.13 of the Company Disclosure Letter and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies taken as a whole, as of the date hereof, (a) there are no Actions pending or, to the Company’s Knowledge, threatened in writing against or affecting a Callahan Company or in respect of its properties or assets or involving any director, officer, equityholder, stockholder, member or employee of a Callahan Company (in their respective capacities as such), (b) no Callahan Company is subject to any Order with respect to which the Callahan Companies have any future obligations, (c) since January 1, 2016, there are no facts that would reasonably be expected to form the basis for any class action or other group Action against or involving any Callahan Company and (d) no Callahan Company is a plaintiff in any Action.
3.14    Intellectual Property and Information Technology.
(a)    Section 3.14(a) of the Company Disclosure Letter sets forth all of the Registered Intellectual Property owned by any Callahan Company (“Company Registered Intellectual Property”). Any and all renewal and maintenance fees, annuities or other fees payable to any Governmental Authority or other governing body required to maintain each item of Company Registered Intellectual Property as active have been paid prior to any payment deadlines. None of the Company Registered Intellectual Property has been adjudged to be invalid or unenforceable, and, to the Company’s Knowledge, none of the material Company Registered Intellectual Property is invalid or unenforceable.
(b)    The Callahan Companies own, or as of the Closing will own, all material Company Owned Intellectual Property solely and exclusively and free and clear of all Liens except for Permitted Liens, and neither this Agreement nor any of the transactions contemplated hereby, including the Merger, will restrict or impair the right of the Callahan Companies to transfer, alienate, enforce or license any such Company Owned Intellectual Property as such right exists as of the date hereof.
(c)    No Callahan Company has received any written notice within the three-year period prior to the date of this Agreement alleging or claiming that the conduct of the business of any Callahan Company infringes, misappropriates or otherwise violates the Intellectual Property of any third party, except as set forth on Section 3.14(c) of the Company Disclosure Letter. As of the date of this Agreement (i) there are no pending Actions or, to the Company’s Knowledge, Actions threatened in writing, (A) alleging that the operation of the business of any Callahan Company infringes, misappropriates or otherwise violates the Intellectual Property of any third party, or infringed, misappropriated or otherwise violated the Intellectual Property of any third party, or (B) challenging the ownership, registrability, possession, use, validity or enforceability of any material Company Owned Intellectual Property (other than ordinary course and routine office actions and other similar proceedings that may be pending before the United States Patent and Trademark Office or its foreign equivalents associated with the application for Intellectual Property); (ii) the conduct and operations of the business of the Callahan Companies (including the manufacture and sale of their products) have not, since January 1, 2016, infringed, misappropriated or otherwise violated, and as currently conducted, do not infringe, misappropriate or otherwise violate the Intellectual Property of any third party in a manner that would result in liability that is material to the Callahan Companies, and (iii) to the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any material Company Owned Intellectual Property.
(d)    The Callahan Companies have taken commercially reasonable steps to maintain and protect the Company Owned Intellectual Property, including to protect and preserve the confidentiality of all Trade Secrets and other confidential information included in the Company Owned Intellectual Property.
(e)    The Callahan Companies have reasonable procedures in place to provide that all material Intellectual Property conceived or developed by employees or third parties in the course of developing Company technology or any products of the Callahan Companies, vest in or are otherwise assigned to a Callahan Company, as applicable. Without limiting the foregoing, each employee of each Callahan Company who has conceived or developed any material Company Owned Intellectual Property for a Callahan Company has entered into a written non-disclosure and assignment agreement with such Callahan Company that assigns to such Callahan Company all such material Intellectual Property conceived or developed by such employee during the performance of any development services for such Callahan Company, except as prohibited by applicable Law or where ownership of such material Intellectual Property would vest in such Callahan Company by operation of Law.
(f)    Neither this Agreement nor any of the transactions contemplated hereby, including the Merger, will result in: (A) to the Company’s knowledge, any Material Contract granting to any third party any right or license to any material Intellectual Property owned by the Surviving Corporation or Parent; (B) any Contract to which a Callahan Company is a party (other than a Material Contract) granting to any third party any right or license to any material Intellectual Property owned by the Surviving Corporation or Parent; (C) any Callahan Company being obligated to pay under any Contract to which such Callahan Company is a party relating to the granting of rights under Intellectual Property any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, including the Merger; or (D) the release of any Software owned by a Callahan Company from escrow.
(g)    No Open Source Software is or has been incorporated or embedded in, linked to, or combined or distributed with, any products of the Callahan Companies or any Company Software, in each case in a manner that requires any material Company Software or any products of the Callahan Companies to be licensed pursuant to the term of any Open Source License.
(h)     No Callahan Company is subject to any agreement with any standards body or other similar entity that would obligate or require any Callahan Company to offer or grant licenses or rights to or otherwise impair or limit any Callahan Company’s control, enforcement or use of, any Company Owned Intellectual Property.
(i)    No Governmental Authority, university or other educational institution has been engaged by a Callahan Company to conduct research and development in connection with the business of the Callahan Companies under an agreement or arrangement that would provide such Governmental Authority, university or other educational institution with any claim of ownership to any material Company Owned Intellectual Property.
(j)    (i) The computers, computer software, hardware, servers, workstations, routers, hubs, switches, data communications lines, firmware, networks, and all other information technology equipment assets owned or controlled by the Callahan Companies held by or under the control of the Callahan Companies (collectively, the “IT Assets”) operate and perform in a manner sufficient to permit the Callahan Companies to conduct the business of the Callahan Companies as currently conducted, (ii) since January 1, 2016, the Callahan Companies have taken commercially reasonable actions to protect the confidentiality, integrity, operation and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (iii) to the Company’s Knowledge, since

January 1, 2016, there has been no material unauthorized use, access, interruption, modification or corruption of any IT Assets of the Callahan Companies.
(k)    No Callahan Company is a party to or bound by any Order that requires it to grant to any third party any license, covenant not to sue, immunity or other right with respect to any Company Owned Intellectual Property.
(l)    The Callahan Companies maintain procedures regarding data security and privacy, including administrative, technical and physical safeguards, that are designed for the Callahan Companies to be in compliance with, and the Callahan Companies are in all material respects in compliance with, all applicable Privacy Laws. To the Company’s Knowledge, there is no complaint to, proceeding, investigation or claim, pending, or threatened in writing, against the Callahan Companies by any Governmental Authority, or by any Person in respect of the collection, use, processing, retention, transfer, or disclosure of Personal Data held by or under the control of the Callahan Companies. Since January 1, 2016, to the Knowledge of the Company, there have been no material losses or thefts of, or any material unauthorized access to, misuse of, damage to, or material data or security breaches relating to, any Personal Data held by or under the control of the Callahan Companies that are required to be disclosed or reported by the Company or any of its Subsidiaries under applicable Privacy Law.
3.15    Insurance. Section 3.15 of the Company Disclosure Letter sets forth, as of the date hereof, a complete and correct list of all policies of insurance maintained by the Callahan Companies and covering the Callahan Companies and their respective businesses, assets and properties (excluding insurance policies relating to Employee Plans) (the “Company Policies”). The Company Policies provide insurance coverage adequate to comply in all material respects with all Laws and Material Contracts and are in full force and effect, and no Callahan Company has received written notice of cancellation of any Company Policy, is in default thereunder or has failed to timely pay all premiums due with respect thereto.
3.16    Personnel.
(a)    The Company has delivered to Parent a true and complete list (which list may include employee identification numbers rather than names in the Company’s judgment in light of applicable Privacy Laws) of each current employee of any Callahan Company as of March 22, 2019, setting forth each such employee’s (i) title/position, (ii) principal place of employment, (iii) status (active or on leave, full-time or part-time), (iv) hire date, (v) annual base salary or base wage rate and (vi) target annual cash bonus opportunity.
(b)    (i) No Callahan Company is a party to or subject to any collective bargaining agreements, (ii) no labor union or other collective bargaining unit represents or, to the Company’s Knowledge, claims to represent any Callahan Company employees (excluding, for the avoidance of doubt, any works council) and (iii) there is no union campaign pending, or threatened in writing, to solicit cards from employees to authorize a union to request a National Labor Relations Board certifications election with respect to a Callahan Company’s employees. There are no strikes, lockouts, slowdowns, or work stoppages pending, or to the Company’s Knowledge, threatened, with respect to any employees of any Callahan

Company. Section 3.16(b) of the Company Disclosure Letter sets forth each works council that represents or relates to any employee of any Callahan Company.
(c)    Each of the Callahan Companies is, and has been, in compliance with all applicable Laws relating to employment and employment practices, the classification of employees and contractors, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, in each case, except where the failure to be in compliance has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Callahan Companies taken as a whole
(d)    (i) No Callahan Company has received written notice that there are any material charges with respect to or relating to any of the Callahan Companies pending, before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (ii) to the Company’s knowledge, no such material charges are threatened.
3.17    Environmental, Health and Safety Matters. Except as set forth on Section 3.17 of the Company Disclosure Letter:
(a)    The Callahan Companies are each in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. As of the date hereof, there are no pending or, to the Company’s Knowledge, any threatened allegations by any Person that the properties or assets of the Callahan Companies are not, or that their businesses have not been conducted, in material compliance with all Environmental, Health and Safety Requirements. The Callahan Companies have not assumed any liability of any other Person under any Environmental, Health and Safety Requirement.
(b)    There are no material ongoing investigations, cleanups or other remediation activities being conducted by the Callahan Companies at any real property owned or leased by the Callahan Companies for the purpose of treating, abating, removing, containing or otherwise addressing any Hazardous Materials, and since January 1, 2016, none of the Callahan Companies have received any written notice, request for information or order from a Governmental Authority or third party alleging that any such material investigation, cleanup or other remediation activity must be conducted.
(c)    None of the real properties owned or leased by the Callahan Companies are subject to any Lien (other than a Permitted Lien) in favor of any Governmental Authority for (i) material liability under any Environmental, Health and Safety Requirements or (ii) material costs incurred by a Governmental Authority in response to a Release or threatened Release of a Hazardous Material into the environment.
(d)    The Callahan Companies have obtained all material Permits under all Environmental, Health and Safety Requirements that are necessary to the operation of the

Callahan Companies’ businesses as currently conducted and are in compliance in all material respects with their terms and conditions and such material Permits are in full force and effect.
(e)    All material environmental audits, assessments, investigations or other analysis conducted by the Callahan Companies since January 1, 2015 with respect to any real property owned or leased by the Callahan Companies have been made available to Parent.
(f)    There has been no material Release of Hazardous Materials during the Callahan Companies’ occupancy at any real property owned or leased by any Callahan Company, or emanating from such real property, that would be required to be investigated or remediated under applicable Environmental, Health and Safety Requirements.
3.18    Absence of Certain Changes.
(a)    Since December 31, 2018, there has not been any fact, change, occurrence, event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
(b)    Except as set forth on Section 3.18 of the Company Disclosure Letter, since December 31, 2018 through the date hereof, (i) the Callahan Companies have conducted their respective businesses and operations in the ordinary course of business consistent with past practice and (ii) no Callahan Company has taken any action that, if taken after the date hereof, would have required the consent of Parent under Section 5.1(a) other than as set forth on Section 5.1 of the Company Disclosure Letter.
3.19    Material Customers; Material Suppliers.
(a)    Section 3.19(a) of the Company Disclosure Letter sets forth the customers (excluding any Callahan Company) from which any of the Callahan Companies received in excess of one million dollars ($1,000,000) during the year ended December 31, 2018 (“Material Customers”). Except as set forth on Section 3.19(a) of the Company Disclosure Letter, as of the date hereof, (i) all Material Customers continue to be customers of a Callahan Company, (ii) no Material Customer has ceased its business with the Callahan Companies or has given written notice to the Callahan Companies of its intention or, to the Company’s Knowledge, otherwise threatened, to do the same, and (iii) since December 31, 2018, there has been no material adverse change in the terms governing the relationship between the Callahan Companies and any Material Customer. None of the Callahan Companies is involved in any dispute or controversy with any of its Material Customers that is material to the Callahan Companies taken as a whole.
(b)    Section 3.19(b) of the Company Disclosure Letter sets forth the suppliers and vendors to which any of the Callahan Companies paid in excess of one million dollars ($1,000,000) during the year ended December 31, 2018 (“Material Suppliers”). Except as set forth on Section 3.19(b) of the Company Disclosure Letter, as of the date hereof, (i) all Material Suppliers continue to be suppliers to a Callahan Company, (ii) no Material Supplier has ceased its business with the Callahan Companies or has given written notice to the Callahan Companies of its intention or, to the Company’s Knowledge, otherwise threatened, to do the same, and (iii) since December 31, 2018, there has been no material adverse change in the terms governing the relationship between the Callahan Companies and any Material Supplier. None of the Callahan Companies is involved in any dispute or controversy with any of its Material Suppliers that is material to the Callahan Companies taken as a whole.
3.20    No Brokers. Except for Centerview Partners LLC (all unpaid fees, costs and expenses of which are or will be included in the Transaction Expenses), no broker, finder or similar agent has been employed by or on behalf of any Callahan Company, and no Callahan Company has any liability or obligation to any Person (including any Person with which any Callahan Company has had any dealings or communications of any kind) for any brokerage commission, finder’s fee or any similar compensation from any Callahan Company in connection with this Agreement or the transactions contemplated hereby.
3.21    Directors and Officers. Section 3.21 of the Company Disclosure Letter lists all directors and officers (or equivalent persons) of each Callahan Company as of the date hereof.
3.22    Affiliate Transactions. Except (a) for employment, consulting, indemnification, confidentiality, equity award or transfer, and other Contracts with any employee, consultant, director or officer of a Callahan Company in their capacities as such and any benefits under any Employee Plans, (b) the Stockholders Agreements (and agreements providing for the purchase of Common Stock), (c) as set forth on Section 3.22 of the Company Disclosure Letter, and (d) any commitments or transactions contemplated under any of the foregoing Contracts or Employee Plans, no officer or director of any Callahan Company (or any Affiliate of such officer or director) is or, since December 31, 2017, has been a party to any Contract, commitment or transaction with any Callahan Company (excluding (a) through (d), an “Affiliate Agreement”) or has any interest in any material property used by any Callahan Company. There are no loans outstanding from any Callahan Company to any directors or officers of any Callahan Company.
3.23    State Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the certificate of incorporation or bylaws of the Company is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the transactions contemplated hereby.
3.24    Independent Investigation; No Reliance. In connection with entering into this Agreement, the Company or its representatives have inspected and conducted such independent review, investigation and analysis of Parent (and its and its Subsidiaries’ business, assets, condition, operations and prospects) as desired by the Company. The consummation of the transactions contemplated hereby by the Company are not done in reliance upon any representation or warranty by, or information from, Parent or any of its Affiliates, employees or representatives, whether oral or written, express or implied, except for the representations and warranties specifically and expressly set forth in Article IV or in any certificate or agreement delivered at Closing pursuant to Section 2.2. The consummation of the transactions contemplated hereby by the Company are instead done entirely on the basis of the Company’s own investigation, analysis, judgment and assessment of Parent, as well as those representations and warranties by Parent, specifically and expressly set forth in Article IV or in any certificate or agreement delivered at Closing pursuant to Section 2.2. Without limiting the foregoing, the Company acknowledges and agrees that neither

Parent nor any other Person has made any representation or warranty, express or implied, (a) as to the accuracy or completeness of any information regarding Parent or the transactions contemplated by this Agreement not specifically and expressly set forth in Article IV or in any certificate or agreement delivered at Closing pursuant to Section 2.2, (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information made available to the Company or any of its Representatives, including any materials or information made available in the electronic data room for Project Callahan maintained by Parent for purposes of the transactions contemplated by this Agreement, via confidential memorandum, in connection with presentations by Parent’s management or otherwise, are not and shall not be deemed to be or include representations or warranties, and (c) neither Parent nor any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company or its representatives or the Company’s use of any such information referred to in clause (a) or (b) above. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement (including this Section 3.24) shall limit in any way claims or remedies for Fraud.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed in the Parent SEC Documents filed after December 31, 2017 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section or any forward-looking disclosure, in each case to the extent such statements are non-specific, predictive or primarily cautionary in nature, and other than historical facts included therein) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty (whether or not specified therein) and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company that:
4.1    Organization and Standing. Parent is a Missouri corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation. Merger Sub is a Delaware corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation. Parent has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now conducted and is duly qualified to do business, and is in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All of the issued and outstanding equity interests of Merger Sub are owned directly by Parent free and clear of Liens of any kind, other than applicable restrictions on transfer under federal and state securities Laws. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
4.2    Capitalization.
(a)    The authorized capital stock of Parent consists of (i) 300,000,000 shares of Parent Common Stock, of which, as of the close of business on May 6, 2019 (the “Parent Capitalization Date”), there were 54,129,125 shares of Parent Common Stock issued and outstanding and 6,319,812 shares of Parent Common Stock reserved for issuance under the Parent Equity Plans and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share, of Parent, of which, as of the close of business on the Parent Capitalization Date there were zero such shares issued and outstanding. No Subsidiary of Parent owns any Parent Common Stock or any other capital stock of Parent. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Upon issuance, the Parent Common Stock will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than Permitted Liens and applicable restrictions under (x) federal and state securities Laws and (y) the Covenant Agreements and the lock-up agreements).
(b)    Except for equity awards granted pursuant to the Parent Equity Plans, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver or sell additional shares of capital stock of, or other equity interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity interests in, Parent or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.
(c)    Neither Parent nor any Subsidiary thereof holds or owns any capital stock of the Company.
4.3    Authority, Validity and Effect. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and such other agreements and documents contemplated hereby to be executed and delivered by Parent or Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby and the performance by Parent and Merger Sub of their obligations hereunder and thereunder have been duly and validly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, respectively, and no other corporate or analogous action or proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery hereof or thereof by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby or the performance by Parent and Merger Sub of their obligations hereunder and thereunder, other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. Subject to Section 5.12, no vote of the shareholders of Parent required in order for Parent to consummate the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Parent Stock Issuance and the adoption of the Management Incentive Plan and issuance of the MIP Awards and other actions and transactions contemplated by the Management Incentive Plan and the MIP Awards). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as limited by the General Enforceability Exceptions.
4.4    No Conflict; Required Consents.
(a)    Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions hereof, nor performance by Parent and Merger Sub of their obligations hereunder will: (i) conflict with or result in a breach of any provisions of the Organizational Documents of Parent and Merger Sub; (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, constitute or result in (with or without notice or lapse of time or both) a breach of or default under, require consent or approval under, result in the acceleration of any right or obligation under, or the loss of any benefit under, or the termination of, or create in any party the right to accelerate, terminate, modify or cancel, or result in any violation of any Contract or Permit to which Parent is a party or by which any of its properties or assets is bound; or (iii) violate any Order or Law applicable to Parent or any of its properties or assets in any material respect.
(b)    Except as may be required under the HSR Act, the German Competition Laws and the Laws of the jurisdictions listed on Section 6.1(d) of the Parent Disclosure Letter, no Consent is required to be obtained, filed or delivered by Parent or Merger Sub from, with or to any Governmental Authority in connection with the execution and delivery of this Agreement by Parent and Merger Sub, for the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement or for compliance by Parent and Merger Sub with any of the provisions hereof that, if not obtained, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
4.5    Independent Investigation; No Reliance. In connection with entering into this Agreement, Parent, Merger Sub or their respective Representatives have inspected and conducted such independent review, investigation and analysis of the Callahan Companies (and their respective businesses, assets, conditions, operations and prospects) as desired by Parent and Merger Sub. The consummation of the transactions contemplated hereby by Parent and Merger Sub are not done in reliance upon any representation or warranty by, or information from, the Callahan Companies or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, except for the representations and warranties specifically and expressly set forth in Article III or in any certificate or agreement delivered at Closing pursuant to Section 2.2. The consummation of the transactions contemplated hereby by Parent and Merger Sub are instead done entirely on the basis of Parent’s and Merger Sub’s own investigation, analysis, judgment and assessment of the Callahan Companies, as well as those representations and warranties by the Company, specifically and expressly set forth in Article III or in any certificate or agreement delivered at Closing pursuant to Section 2.2. Without limiting the foregoing, Parent and Merger Sub acknowledge and agree that neither the Company nor any other Person has made any representation or warranty, express or implied, (a) as to the accuracy or completeness of any information regarding the Callahan Companies or the transactions contemplated by this Agreement not specifically and expressly set forth in Article III or in any certificate or agreement delivered at Closing pursuant to Section 2.2, (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information made available to Parent, Merger Sub or any of its Representatives, including any materials or information made available in the electronic data room for Project Callahan maintained by the Company for purposes of the transactions contemplated by this Agreement, via confidential memorandum, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties and (c) neither the Callahan Companies nor any other Person will have or be subject to any liability to Parent or Merger Sub or any other Person resulting from the distribution to Parent or its representatives or Parent’s or Merger Sub’s use of any such information referred to in clause (a) or (b) above. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement (including this Section 4.5) shall limit in any way claims or remedies for Fraud.
4.6    Financing. Parent has provided the Company with accurate and complete copies of the executed financing commitment letter, dated as of the date hereof (such letters, together with all annexes and exhibits attached thereto, the “Commitment Letter”)and related fee letter (with customary redactions), as in effect as of the execution and delivery hereof, from the Financing Entities party thereto pursuant to which such Financing Entities have agreed, subject to the terms and conditions set forth therein, to provide financing for the amounts set forth therein for the purposes of funding the Merger Amount. As of the execution and delivery hereof, the Commitment Letter has not been amended or modified. As of the date hereof, none of Parent or Merger Sub has entered into any Contract, side letter or other arrangement relating to the Commitment Letter that could affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Commitment Letter. As of the execution and delivery hereof, the Commitment Letter (a) is in full force and effect and (b) constitutes the legal, valid, binding and enforceable obligation of Parent, and to the Knowledge of Parent, each of the other parties thereto, in each case, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the execution and delivery hereof, (i) no event has occurred which, with notice or lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or, to the Knowledge of Parent, the other parties thereto under the Commitment Letter, (ii) to the Knowledge of Parent, the respective commitments contained therein have not been withdrawn or rescinded in any respect and (iii) there are no conditions precedent or other contingencies relating to the funding of the Financing covered thereby contemplated to be funded on the Closing Date, except the Financing Conditions. Neither Parent nor Merger Sub has any reason to believe, as of the date hereof, that it will be unable to satisfy on a timely basis any term of the Commitment Letter. As of the date hereof, all fees required to be paid under the Commitment Letter prior to the date hereof have been paid in full. Assuming the satisfaction of the conditions set forth in Section 6.1, accuracy of the representations and warranties of Parent, Merger Sub and the Company set forth in this Agreement and performance by the Company of its obligations hereunder, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing contemplated by the Commitment Letter to be funded on the Closing Date will not be made available to Parent on the Closing Date. Parent and Merger Sub understand and acknowledge that under the terms of this Agreement, Parent’s and Merger Sub’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent’s and Merger Sub’s consummation of any financing arrangements, Parent’s and Merger Sub’s obtaining any financing or the availability, grant, provision or extension of any financing to Parent and Merger Sub. As of the date hereof, Parent expects that (assuming the accuracy of the representations and warranties of Parent, Merger Sub and the Company set forth in this Agreement and performance by the Company of its obligations hereunder), when funded in accordance with, and subject to, the terms and conditions of the Commitment Letter, and together with other funds available to Parent and Merger Sub at the Closing, the Financing contemplated by the Commitment Letter will provide Parent and Merger Sub with funds on the Closing Date sufficient to pay the Merger Amount on the terms contemplated by this Agreement and all expenses of Parent and Merger Sub incurred in connection with the consummation of the transactions contemplated hereby.
4.7    Legal Proceedings. As of the date hereof, there are no Actions pending or, to the Knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub that, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
4.8    No Brokers. Except as set forth on Section 4.8 of the Parent Disclosure Letter, no broker, finder or similar agent has been employed by or on behalf of Parent or Merger Sub, and neither Parent nor Merger Sub has any liability or obligation to any Person (including any Person with which Parent or Merger Sub has had any dealings or communications of any kind) for any brokerage commission, finder’s fee or any similar compensation from Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby.
4.9    SEC Filings; Financial Statements.
(a)    Since January 1, 2018, Parent has, in all material respects, timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it to the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Parent with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Parent SEC Documents (i) did not (or, with respect to the Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC applicable thereunder and the listing and corporate governance rules and regulations of the New York Stock Exchange. None of Parent’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent or any Subsidiary of Parent relating to the Parent SEC Documents. To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.
(b)    The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Subsidiaries of Parent (including, in each case, any related notes thereto) included in the Parent SEC Documents (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Subsidiaries of Parent, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes thereto).
(c)    Neither Parent nor any of its Subsidiaries has any liability of any nature that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet of Parent (whether accrued, absolute, contingent or otherwise), except for liabilities (i) to the extent reflected in, reserved, known, unknown or accrued against in the audited consolidated balance sheet of Parent and the consolidated Subsidiaries of Parent as of December 31, 2018 included in the audited financial statements of Parent, (ii) incurred since December 31, 2018 in the ordinary course of business (iii) that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the consolidated Subsidiaries of Parent, taken as a whole, or (iv) incurred in connection with this Agreement and the transactions contemplated hereby.
(d)    As of the date hereof, neither Parent nor any of the Subsidiaries of Parent is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Subsidiary of Parent in the Parent SEC Documents.
(e)    Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act.
4.10    Compliance with Law. Parent and each Subsidiary of Parent is, and since January 1, 2016, have been, in compliance with all Laws and Orders applicable to Parent and each Subsidiary of Parent and their respective business or properties or assets, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
4.11    Absence of Certain Changes. Since December 31, 2018, there has not been any fact, change, occurrence, event, circumstance or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
4.12    Ownership of Merger Sub; No Prior Activities. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this

Agreement and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
ARTICLE V.
COVENANTS AND AGREEMENTS
5.1    Interim Operations of the Company. From the date hereof until the Closing or the earlier termination of this Agreement, except as set forth on Section 5.1 of the Company Disclosure Letter or as required or contemplated by this Agreement or as required by applicable Law, unless Parent has previously consented thereto (which consent will not be unreasonably withheld, conditioned or delayed), (x) the Company shall, and shall cause its Subsidiaries to, conduct its business and operations in all material respects in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its existence and business organization and keep available the services of its employees and to preserve the goodwill and present relationships (contractual or otherwise) with all customers, suppliers, resellers, retailers, distributors, employees, licensors and others having significant business dealings with the Callahan Companies; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically permitted by any provision of this Section 5.1 shall be deemed a breach of clause (x) unless such action would constitute a breach of such specific provision; and (y) without limiting the foregoing clause (x), the Company shall not, and shall cause its Subsidiaries not to:
(a)    incur, assume, endorse, guarantee or otherwise become liable for, or amend or modify in any material respect the terms of any Contract to increase any commitment or capacity under any Indebtedness, or issue or arrange for the issuance of any letters of credit, surety bonds or similar instruments for the account of any Callahan Company, except for the incurrence of any Indebtedness (i) in the ordinary course of business under the Company Credit Agreements as in effect as of the date hereof or (ii) owed to the Company or any of its wholly owned Subsidiaries and incurred in accordance with the existing intercompany agreements between any Callahan Companies;
(b)    except in the ordinary course of business consistent with past practice, including purchases of inventory in the ordinary course of business consistent with past practice or as contemplated by the Company’s budget set forth in Section 5.1(b) of the Company Disclosure Letter, acquire any Person or any material interest therein or any business or division or material assets thereof (by merger, consolidation, purchase or sale of shares or assets or otherwise) other than (i) acquisitions with collective purchase prices not exceeding $10,000,000 in the aggregate and (ii) any acquisition from the Company or one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice;
(c)    subject to any Lien, other than Permitted Liens, any material property or assets;
(d)    expressly cancel any debts owed to or claims held by the Callahan Companies, except debts or claims cancelled in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the Callahan Companies;
(e)    sell, divest, assign, transfer or otherwise dispose of any tangible assets, except for sales of products of the Callahan Companies, other than (i) dispositions with collective sales prices not exceeding $10,000,000 in the aggregate, (ii) in the ordinary course of business consistent with past practice, or (iii) fixed assets that are surplus or obsolete;
(f)    sell, transfer, license, or grant any rights in, any material Company Owned Intellectual Property to any Person, or otherwise dispose of any material Company Owned Intellectual Property other than any license or grant of rights in connection with the sale, marketing, or other commercialization of any products or services of the Callahan Companies or otherwise granted in the ordinary course of business or in Contracts in which the license grant is incidental to the primary business purpose of the Contract, or cause or permit any material Company Owned Intellectual Property that is Registered Intellectual Property to lapse, be abandoned or canceled, in each case, except in the ordinary course of business consistent with past practice;
(g)     (i) make any loans, advances to, guarantees for the benefit of or any capital contributions to, or investments in, any other Person, except for (A) loans and advances from one Callahan Company to another Callahan Company in the ordinary course of business consistent with past practice and (B) expense and travel advances in the ordinary course of business consistent with past practice to employees and other service providers of the Company or any of its Subsidiaries or (ii) forgive any loans to any of the Company’s Affiliates or any of its or their directors, officers, employees of the Company or any of their respective Affiliates;
(h)    enter into, terminate, materially amend or modify, renew (other than automatic renewals in accordance with the terms of any Material Contract as in effect on the date hereof) or waive any material rights under, any Material Contract or any Contract that, if entered into prior to the date hereof, would have constituted a Material Contract, in each case, other than (i) in the ordinary course of business consistent with past practice, (ii) a customer Contract concerning the sale and purchase of Callahan products, or (iii) Contracts entered into in connection with actions expressly permitted under this Section 5.1 (and not otherwise prohibited by any other clause of this Section 5.1);
(i)    enter into, amend or modify, renew or waive any rights under any Affiliate Agreement, or enter into any other transaction with any officer, director, stockholder, equityholder or Affiliate of any Callahan Company, except to the extent required by Law;
(j)    except (i) to the extent required by Law or any Employee Plan as in effect on the date hereof that is set forth on Section 3.11(a) of the Company Disclosure Letter (as modified after the date hereof to the extent such modification is implemented in accordance with this Agreement) or as expressly contemplated by this Agreement, or (ii) as would not result in any liability for Parent or any of its Subsidiaries (including any retention bonus and similar compensation that is included in Transaction Expenses) or impact Parent’s obligations under Section 5.10(a) of this Agreement, (A) other than Permitted Plan Modifications (as defined below), enter into, adopt, amend or terminate any material Employee Plan (it being understood that any Employee Plan that provides severance, retention, bonus, sales, commission or equity compensation shall constitute a material Employee Plan and any offer letter or agreement with employees of the Callahan Companies that do not contain individual severance commitments and are entered into with employees at levels below “Vice President” shall not constitute a material Employee Plan), (B) increase the compensation or benefits payable to any current or former officer, employee or director of any Callahan Company, other than (w) annual merit-based increases in base salary or wage rate in the ordinary course of business consistent with past practice that do not in the aggregate exceed more than seven percent (7%) of the aggregate cost of annual base salaries and annualized wage rate in effect as of the date hereof, (x) annual modifications to health and welfare plans and arrangements in the ordinary course of business consistent with past practice that do not result in the provision of any material benefit that is not provided as of the date hereof (“Permitted Plan Modifications”), and (z) issuance of RSU Awards consistent with past practice in connection with Permitted Hires (as defined below); provided that any such awards shall not provide for accelerated vesting upon termination of employment (except as set forth in this Agreement), (C) other than as contemplated by this Agreement, accelerate the vesting or time of payment of any compensation or benefits of any current or former officer, employee or director of any Callahan Company, (D) take any action to fund any trust or similar funding vehicle with respect to compensation or benefits under any Employee Plan, (E) hire, promote or terminate any employee, other than (x) hires, promotions and terminations of employees in the ordinary course of business to a position with an annual base salary or annualized base wage rate of less than $250,000, (y) hires or promotions to fill vacant positions (the hires and promotions described in subsection (x) and (y), “Permitted Hires”) and (z) terminations for cause (including for failure to satisfactorily perform duties and responsibilities), or (F) enter into, modify, amend or terminate any material collective bargaining or works council agreement;
(k)    make any change to its financial accounting methods, principles or practices, except as may be required by Law or GAAP (or any interpretation or enforcement thereof);
(l)    make, change or revoke any material election in respect of Taxes, change any Tax accounting period or adopt or change any material method of Tax accounting, file any amended material Tax Return, settle or compromise any material Tax claim, investigation, audit or proceeding, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes (other than in the ordinary course of business consistent with past practice), enter into any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) with respect to a material amount of Taxes or apply for any Tax ruling from any Taxing Authority, or surrender any right to claim a material refund of Taxes;
(m)    make any amendment to its certificate of incorporation, certificate of formation, bylaws or operating agreement (or equivalent organizational documents) of any

Callahan Company, as applicable, except as required by the current Organizational Documents of such Callahan Company;
(n)    except as permitted under any Employee Plan (or award agreement thereunder) in each case, as may be adopted, entered into or modified after the date hereof, to the extent such adoption, entry into or modification is implemented in accordance with this Agreement, or in connection with the termination of an employee, advisor, consultant or other service provider of a Callahan Company, repurchase or redeem any shares of capital stock or other securities or equity interests or options, warrants, calls, subscriptions or other rights to purchase any capital stock or other securities or equity interests of a Callahan Company or securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of a Callahan Company;
(o)    issue, sell, pledge, dispose of, transfer (other than to the Company or any of its wholly owned Subsidiaries) or subject to any Lien any capital stock or other securities or equity interests or options, warrants, calls, subscriptions or other rights to purchase any capital stock or other securities or equity interests of a Callahan Company or securities convertible or exchangeable into or exercisable for shares of capital stock or other securities or equity interests of a Callahan Company, or split, combine, subdivide or reclassify the capital stock or other securities or equity interests of a Callahan Company, other than (i) as required under the Company Credit Agreements, (ii) the issuance of shares of Common Stock upon the exercise or vesting in accordance with the terms of such awards as in effect on the date of this Agreement (or, for RSU Awards granted to the extent permitted by Section 5.1(j), the terms of such awards as in effect on the date of grant) of (A) Options or RSU Awards or Performance Unit Awards, in each case, outstanding as of the date hereof or otherwise granted in accordance with this Agreement (including Section 5.1(j)), or (B) Company Warrants currently outstanding in accordance with their terms or pursuant to any exercise under a Company Warrant Agreement in accordance with its terms;
(p)    waive, release, assign, settle or compromise any Action or any rights or claims with a total value in excess of $500,000;
(q)    take any action for the winding up, liquidation, dissolution or reorganization of a Callahan Company or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues;
(r)    commit or authorize any commitment to make any capital expenditures in excess of the aggregate capital expenditures set forth in Company’s capital expenditure plan for 2019 and 2020 set forth in Section 5.1(r) of the Company Disclosure Letter other than expenditures that the Company reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property, provided, that the Company will use its reasonable best efforts to consult with Parent prior to making or agreeing to make any such capital expenditure;
(s)    agree, offer, authorize or commit (whether in writing or otherwise) to take any of the actions described in clauses (a) through (r) of this Section 5.1.

5.2    Interim Operations of Parent. From the date hereof until the Closing or the earlier termination of this Agreement, except as set forth on Section 5.2 of the Parent Disclosure Letter or as required or contemplated by this Agreement or as required by applicable Law, unless the Company has previously consented thereto (which consent will not be unreasonably withheld, conditioned or delayed), Parent will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its operations in all material respects in the ordinary course of business, (ii) maintain and preserve substantially intact its business organization, and (iii) comply in all material respects with applicable Law. Without limiting the foregoing, and as an extension thereof, except as required by applicable Law or as expressly required by this Agreement, or otherwise with the prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement:
(a)    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any capital stock of Parent, or reclassify, combine, split, subdivide or make any similar change or amend the terms of, directly or indirectly, any capital stock of Parent (other than issuances of awards under the Parent Equity Plans as in effect on the date hereof in the ordinary course of business), it being understood that Parent shall not be precluded from repurchasing shares of Parent Common Stock;
(b)    acquire (including by merger, consolidation, acquisition of stock or assets, recapitalization, joint venture or otherwise) any business, material assets or securities of any Person if such acquisition would reasonably be expected to delay the Closing Date;
(c)    authorize, issue, split, combine, subdivide or reclassify any capital stock, or securities exercisable for, exchangeable for or convertible into capital stock, or other equity or voting interests other than (A) the authorization and issuance in accordance with this Agreement, (B) the issuance of capital stock, or securities exercisable for, exchangeable for or convertible into capital stock in the ordinary course of business, and (C) issuances of awards or shares under the Parent Equity Plans as in effect on the date hereof in the ordinary course of business;
(d)    amend, modify, waive, rescind or otherwise change Parent’s or Merger Sub’s certificate of incorporation or bylaws, other than as contemplated by this Agreement;
(e)    take any action for the winding up, liquidation, dissolution or reorganization of Parent or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues; or
(f)    agree, offer, authorize or commit (whether in writing or otherwise) to take any of the actions described in clauses (a) through (e) of this Section 5.2.
5.3    Reasonable Access; Confidentiality.
(a)    From the date hereof until the Closing or the earlier termination of this Agreement, and subject to applicable Law and the reasonable restrictions imposed from time to time upon advice of counsel, the Company shall give, and shall cause its Subsidiaries to give Parent and Merger Sub and Parent’s and Merger Sub’s representatives, upon reasonable advance notice to the Company, reasonable access, during normal business hours, to the assets, properties, facilities, offices, books, records, Contracts and representatives of the Callahan Companies as Parent or Merger Sub may reasonably request and the Company shall, and shall cause its Subsidiaries to, permit Parent and Merger Sub to make such inspections as Parent or Merger Sub may reasonably request and to furnish Parent or Merger Sub during such period with all such information relating to the Callahan Companies as Parent or Merger Sub may from time to time reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose (i) any information or documents which would (in the reasonable judgment of the Company) be reasonably likely to (A) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries or (B) violate any applicable Laws or (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto; provided, however, the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments.
(b)    Any information provided to or obtained by Parent or Merger Sub or their respective representatives pursuant to Section 5.3(a) will be subject to the Amended and Restated Confidentiality Agreement, dated September 1, 2018, entered into by and between Parent and the Company (the “Confidentiality Agreement”), and must be held by Parent, Merger Sub and their respective Representatives (as defined in the Confidentiality Agreement) in accordance with and be subject to the terms of the Confidentiality Agreement.
5.4    Publicity. Parent and the Company have agreed to the text of a press release announcing the execution of this Agreement. Except as may be required to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange or national market system upon which the securities of Parent are listed, including the filing of any Current Report on Form 8-K or other appropriate filings with the SEC, no party hereto will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior written consent of the Company, in the case of Parent, or Parent, in the case of all other parties hereto. Notwithstanding the foregoing, without such prior written consent, (a) Parent shall be permitted to issue a press release or other public announcement containing information relating to this Agreement or the transactions contemplated hereby that is substantially consistent with information included in a press release or other public announcement previously approved pursuant to the preceding sentence and (b) Parent shall be entitled, without the written consent of the Company, to answer questions from analysts and investors of Parent related to this Agreement or the transactions contemplated hereby provided, that Parent’s answers are not substantively inconsistent with information included in a press release or other public announcement previously approved pursuant to the preceding sentence.
5.5    Records. From and after the Closing, Parent shall provide the Stockholder Representative and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, upon reasonable advanced notice, to any books and records and other materials in the possession of the Company or its Subsidiaries in connection with any matter relating to or arising out of this Agreement or the transactions contemplated hereby or relating to periods or occurrences prior to or on the Closing Date (including the preparation of financial statements including for periods ending on or prior to the Closing Date, and the management and handling of any Action), or compliance with the rules and regulations of the Internal Revenue Service or any other Governmental Authority. Parent’s obligations with respect to such books and records shall include maintaining, for at least the retention period specified in this Section 5.5, computer systems permitting access to any such books and records which are stored in electronic form in a fashion which is not less efficient than current access methods. Unless otherwise consented to in writing by the Stockholder Representative, Parent shall not and shall cause the Company and the Company’s Subsidiaries not to, for a period of seven (7) years following the Closing Date, destroy or otherwise dispose of any books and records of the Company and its Subsidiaries, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to the Stockholder Representative such books and records and materials or such portions thereof.
5.6    Indemnification.
(a)    Parent shall cause the Surviving Corporation to honor the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, or employees of the Company or any of its Subsidiaries (the “Indemnified Individuals”) as provided in the Organizational Documents of the Company or any such Subsidiary (in each case, as in effect on the date hereof or in any Contract). For a period of not less than six (6) years after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, the Indemnified Individuals with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by (A) the Organizational Documents of the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) or (B) any indemnification agreement or other Contract set forth in Section 5.6 of the Company Disclosure Letter, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any of the Indemnified Individuals.
(b)    Without limiting the provisions of Section 5.6(a), for a period of not less than six (6) years after the Effective Time, the Surviving Corporation shall to the fullest extent permitted by applicable Law: (i) indemnify, defend and hold harmless each Indemnified Individual from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Individual’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; and (ii) pay the costs and expenses (including reasonable attorneys’ fees) of any Indemnified Individual incurred or expected to be incurred in connection with any such claim, action, suit, proceeding or investigation, in each case, to the extent that such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to (A) the Organizational Documents of the Company or such Subsidiary (in each case, as in effect on the date hereof), (B) any indemnification agreement or other Contract set forth in Section 5.6 of the Company Disclosure Letter, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any of the Indemnified Individuals, or (C) applicable Law. Without limiting the foregoing, Parent shall cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.6 in accordance with the procedures (if any) set forth in the certificate of incorporation and bylaws, or equivalent documents, of the Company provided, that the applicable Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Person is not entitled to indemnification under this Section 5.6 or otherwise.
(c)    Parent shall cause the Organizational Documents of the Surviving Corporation and its Subsidiaries as of the Effective Time to include exculpation and indemnification provisions with respect to acts or omissions by the Indemnified Individuals in their capacities as such at any time prior to the Effective Time which shall be no less favorable to such Indemnified Individuals than the indemnification and exculpation provisions contained in the Organizational Documents of the Company or its Subsidiaries as of the date of this Agreement. For a period of six (6) years after the Closing, Parent shall not (and shall not cause or permit the Surviving Corporation or any of its Subsidiaries to) amend or modify such provisions in any way adverse to the Indemnified Individuals.
(d)    Parent agrees that any indemnification and advancement of expenses available to any Indemnified Individual who is a current or former director of the Company by virtue of such Indemnified Individual’s service as a partner or employee of any investment fund that is an Affiliate of the Company prior to the Closing (any such current or former director, a “Sponsor Director”) shall be secondary to the indemnification and advancement of expenses to be provided by the Surviving Corporation and its Subsidiaries pursuant to this Section 5.6 and that the Surviving Corporation and its Subsidiaries shall (A) be the primary indemnitors of first resort for Sponsor Directors to the extent of the obligations set forth in this Section 5.6, (B) be fully responsible for the advancement of all expenses and the payment of all damages with respect to Sponsor Directors to the extent set forth in Section 5.6, and (C) not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Director with respect to the obligations set forth in this Section 5.6.
(e)    In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys substantially all its assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 5.6 or Parent shall take such other action to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished.
(f)    Prior to the Closing, the Company shall obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time for six (6) years from the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been made available to Parent), and the costs payable in connection with such policy shall constitute Transaction Expenses.
(g)    Notwithstanding Section 10.4, the provisions of this Section 5.6 are intended to be for the benefit of, and will be enforceable by, each Indemnified Individual, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.
5.7    Reasonable Best Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement and subject to Section 5.8(d), the Company and Parent agree to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including: (a) as promptly as practicable, obtaining, filing or delivering all of the necessary Consents and clearances from Governmental Authorities and other third parties and the making of all filings and the taking of all steps as may be necessary to obtain Consent or clearance from, or to avoid an Action by, any Governmental Authority; (b) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement;  provided, that, in no event shall the Company or any of its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to obtain any such Consent or clearance in connection with the transactions contemplated by this Agreement unless such fee, penalty or other consideration will be reimbursed by Parent.
5.8    Competition Filings.
(a)    The Company and Parent shall make their respective filings under (i) the HSR Act as promptly as practicable (and in any event within ten (10) Business Days after the date hereof), (i) the Competition Laws of Germany as promptly as practicable (and in any event within twenty (20) Business Days after the date hereof), and (ii) the Laws of any other jurisdiction listed on Section 6.1(d) of the Parent Disclosure Letter as promptly as practicable (and in any event within twenty (20) Business Days after the date hereof) (the “Competition Law Filings”). The Company and the Parent shall cooperate fully to provide at the earliest practicable date any supplemental information reasonably requested in connection with the Competition Law Filings. Subject to applicable Law and all applicable privileges (including attorney-client privilege) and except as prohibited by any

Governmental Authority, the Company and Parent shall, and will cause their respective Subsidiaries to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any Competition Law Filings. The Company, on the one hand, and Parent, on the other hand, shall promptly notify the other of any communication received from, or given by it or any of its Affiliates to, any Governmental Authority or other Person relating to the matters that are the subject of this Agreement and the transactions contemplated hereby and shall permit the other to review in advance any proposed communication by it (or its advisors) to any Governmental Authority. Neither the Company, on the one hand, nor Parent, on the other hand, shall agree to participate in any substantive meeting or conference, whether in person or by telephone, with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate at such meeting. The Company, on the one hand, and Parent, on the other hand, shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act, the Competition Laws of Germany, and the Laws of any other jurisdiction listed on Section 6.1(d) of the Parent Disclosure Letter (the “Applicable Competition Laws”). The Company, on the one hand, and Parent, on the other hand, shall provide each other with copies of all correspondence, filings or communications (excluding documents and communications that are subject to preexisting confidentiality agreements) between it or any of its representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby. The Company, on the one hand, and Parent, on the other hand, may, as each deems advisable and necessary, (i) redact or remove references concerning the valuation of the Company; (ii) reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 5.8 as “counsel only” so as not jeopardize any attorney-client, attorney work-product or other applicable privilege; or (iii) so as not to contravene any Law, fiduciary duty or contract to which any it or its Affiliates is a party.
(b)    The Company, on the one hand, and Parent, on the other hand shall (i) use its respective reasonable best efforts to comply as promptly as practicable with the requests of any Governmental Authority for additional information and documents, including information or documents requested under the HSR Act; (ii) not (A) extend any waiting period under the Applicable Competition Laws or (B) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior consent of the other parties; and (iii) cooperate fully with the other and use reasonable best efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement.

(c)    Subject to Section 5.8(d), if any objections are asserted with respect to the transactions contemplated hereby under the Applicable Competition Laws, or if any Action is instituted by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the Applicable Competition Laws, each of the Company and Parent will use its reasonable best efforts to oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Authority in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, and by proposing, negotiating, committing to and/or effecting any Remedial Actions (subject to the limitations set forth in Section 5.8(d)), in each case, in order to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under the HSR Act or any other applicable Law so as to permit consummation of the transactions contemplated by this Agreement.
(d)    Notwithstanding anything in this Agreement to the contrary, nothing in Section 5.7 or this Section 5.8 shall require Parent or any of its Affiliates to offer, accept or agree to (i) dispose, sell or hold separate any part of its or any Callahan Company’s business, operations, assets or product lines (or any combination of the foregoing), (ii) restrict the manner in which, or whether, it (including after giving effect to the transactions contemplated by this Agreement) or any Callahan Company may carry on business in any part of the world, (iii) pay any consideration (other than ordinary course filing, application or similar fees and charges) to obtain any Consent in connection with the consummation of the transactions contemplated by this Agreement, (iv) terminate existing relationships, contractual rights or obligations of it or any Callahan Company, (v) terminate any venture or other arrangement of it or any Callahan Company or (vi) otherwise take or commit to take actions that after the Closing Date would limit its or any Callahan Company’s freedom of action with respect to, or ability to retain, one or more of the businesses, operations, assets or product lines (the actions described in the foregoing clauses (i) through (vi) collectively, “Remedial Actions”), to the extent the Remedial Actions, individually or in the aggregate, would be reasonably likely to result in a financial impact (as reasonably determined) on Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) in excess of $300,000,000; provided that for purposes of this sentence, “financial impact (as reasonably determined”), to the extent it relates to (A) divesting tangible (including fixed) or intangible assets (other than revenue-generating Contracts), shall be determined based on the fair market value of the applicable assets, and (B) divesting or terminating revenue-generating Contracts, shall be determined based on the applicable revenue associated with such Contracts (during the 12-month period ended September 30, 2018) multiplied by three. Notwithstanding anything in this Agreement to the contrary, nothing in Section 5.7 or this Section 5.8 shall require the Company to take any Remedial Action unless the Remedial Action is conditioned upon and becomes effective only from and after the Effective Time. The Company shall not propose, negotiate, commit to or effect any sale, divestiture or disposition, termination of existing relationships, contractual rights or obligations, or termination of any venture or other arrangement, or otherwise take or commit to take any action in connection with obtaining any Consents without the prior written consent of Parent.

(e)    From the date of this Agreement until the Closing, neither Parent nor any of its Affiliates, nor the Company, nor any of the Company’s Affiliates on the Company’s behalf, will acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to impose any material delay in obtaining, or increase materially the risk of not obtaining, Consents of a Governmental Authority necessary to consummate the Closing or the expiration or termination of any applicable waiting period.
(f)    Notwithstanding anything in this Agreement to the contrary and subject to Section 5.8(d), the parties agree that Parent shall have the right (subject to consultation with the Company) to devise the strategy (including the timing thereof) for all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in connection with or subject to Section 5.7 or this Section 5.8.
(g)    The filing fees under the Applicable Competition Laws shall be shared equally by Parent and the Company.
5.9    Exclusivity. From the date hereof through the earlier to occur of the Closing and the termination of this Agreement pursuant to Article VII, the Company will not, and will not permit its Subsidiaries and its and its Subsidiaries’ respective Affiliates or representatives to, (a) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or a significant portion of the equity interests or assets of any Callahan Company (by merger, purchase or sale of shares or assets or otherwise) (an “Alternative Proposal”), (b) enter into, maintain or continue discussions or negotiations regarding, or furnish or disclose to any Person any information in connection with, any Alternative Proposal or (c) enter into any letter of intent, binding term sheet, purchase agreement, merger agreement or other similar agreement with any Person with respect to any Alternative Proposal, in each case other than Parent and its representatives. The Company will, and will cause its Subsidiaries and its and its Subsidiaries’ respective representatives to, immediately cease and cause to be terminated any discussions, negotiations or activities with any Person in connection with any Alternative Proposal, will promptly terminate access to any electronic dataroom that has been made available to any third party in connection with any potential Alternative Proposal, and will promptly request the return or destruction of any material or information provided to any such Person prior to the date hereof and will enforce the terms of any existing confidentiality agreements in connection therewith, in each case other than Parent and its representatives.
5.10    Employee Matters.
(a)    Parent agrees that each employee of a Callahan Company who continues to be employed with such company (each such employee, a “Continuing Employee”) shall, during the period commencing on the Closing Date and ending on the first (1st) anniversary of the Closing Date, be provided with (i) a base salary or base wage and target annual cash bonus opportunities no less than the base salary or base wage and target annual cash bonus opportunities provided to such Continuing Employee by such Callahan Company immediately prior to the Effective Time and (ii) pension and welfare benefits that are substantially similar in the aggregate to those provided by the Callahan Companies immediately prior to the Effective Time.
(b)    Parent shall or shall cause the Surviving Corporation to use commercially reasonable efforts to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees, except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any benefit plan of Parent or one of its affiliates in which such Continuing Employee is eligible to participate following the Closing Date.
(c)    From and after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, provide credit (without duplication) to Continuing Employees for their service recognized by any Callahan Company as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time-off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Employee Plans; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits for the same period of service, for purposes of any frozen or discontinued employee plan of Parent or any of its Subsidiaries or any frozen or discontinued portion of an employee plan of Parent or any of its Subsidiaries or for purposes of benefit accrual under any defined benefit pension plan or for purposes of benefit accrual under any retiree medical plan.
(d)    Prior to the Effective Time, if requested by Parent in writing at least ten (10) days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause each of the Company’s 401(k) plans (the “Company 401(k) Plans”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plans be terminated, the Company shall provide Parent with evidence that such plans have been terminated (the form and substance of which shall be subject to review and approval by Parent (such approval not to be unreasonably withheld)) not later than the Business Day immediately preceding the Effective Time. If the Company 401(k) Plans are terminated pursuant to this Section 5.10(d), then, as soon as practicable following the plan termination date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) Plans prior to the plan termination date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) Plan, including any outstanding participant loans, to Parent’s 401(k) plan.
(e)    Prior to making any broad-based written or material oral communications to the employees of any Callahan Company pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended broad-based communication, and Parent shall have a reasonable period of time to review and comment on the broad-based communication. Any reasonable comments from Parent shall be incorporated into such broad-based communication.
(f)    The Company shall (i) use reasonable best efforts to obtain, no less than four (4) days prior to the Closing, a waiver from each “disqualified individual” (within the meaning of Section 280G of the Code and the regulations thereunder) that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code and the regulations thereunder is not obtained, no payments or benefits that would separately or in the aggregate constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such excess parachute payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of excise Taxes under Section 4999 of the Code upon such disqualified individual; and (ii) to the extent such waivers are obtained, deliver, no less than three (3) days prior to the Closing, to the stockholders of the Company a disclosure statement in a form which satisfies the disclosure obligations under Section 280G(b)(5)(B) of the Code and the regulations thereunder, and which solicits and recommends that the shareholders vote in favor of the transactions disclosed therein through a vote meeting the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and which provides for a voting process that is intended to be completed no later than the day prior to the Closing Date. The Company shall provide Parent and its representatives with a copy of the form of such waiver and such disclosure statement for its review and approval (which approval shall not be unreasonably withheld) no less than three (3) Business Days prior to delivery to each such disqualified individual and shareholders of the Company, respectively, and the Company shall incorporate all reasonable comments timely provided by Parent or its representatives. At least ten (10) Business Days prior to the Closing, the Parent shall provide to the Company all Contracts or other agreements or arrangements (or a summary thereof that satisfies the disclosure obligations under Section 280G(b)(5)(B) of the Code) that are (or will be) entered into by Parent or any of its Affiliates (or under which Parent or any of its Affiliates have liability) that would reasonably be expected to result in a “parachute payment” within the meaning of Section 280G of the Code in connection with the transactions contemplated by this Agreement (alone or in combination with any other event) with respect to a “disqualified individual” of the Company. At least ten (10) Business Days prior to the Closing, with respect to each “disqualified individual” of the Company, the Company shall provide to Parent: (i) a schedule that sets forth (A) the Company’s reasonable, good faith estimate of all payments or benefits that would reasonably be expected to be “parachute payments” to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (ii) the underlying data and documentation on which such schedule is based.

(g)    The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and neither any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third-party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Employee Plan or any employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Employee Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 5.10, (iv) prevent the Company, Parent, the Surviving Corporation or any of their Affiliates, prior to, at or after the Effective Time, from terminating the employment of any employee (including any Continuing Employee) or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.
(h)    Parent shall take all actions necessary or appropriate (including adopting forms of award agreement consistent with the Management Incentive Plan) to, at the Effective Time, implement the Management Incentive Plan (including the grant of MIP Awards thereunder) in accordance with applicable Law and the Company shall cooperate in good faith with Parent in connection with such actions. Parent shall ensure that all shares of Parent Common Stock issued upon settlement of the Parent RSU Awards or the MIP Awards are duly authorized, validly issued, fully paid and nonassessable. Not later than the Closing, Parent shall cause an effective registration statement on Form S-8 to register the shares of Parent Common Stock subject to the Parent RSU Awards and the MIP Awards, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as any such awards remain outstanding.
5.11    Company Stockholder Approval; Stockholder Notice.
(a)    Promptly following the execution of this Agreement, the Company shall deliver to Parent a true and complete copy of a written consent evidencing the approval of this Agreement, the Merger and the transactions contemplated hereby by the Company’s stockholders holding at least 80% voting power of the outstanding Common Stock entitled to vote thereon (the “Company Stockholder Approval”). The Company shall exercise any drag-along rights that the Company believes are applicable under the Stockholders Agreements and request each holder of Common Stock party thereto to execute and deliver joinders to the Company Stockholder Approval and to waive any appraisal or similar rights in connection with the transactions contemplated by this Agreement.
(b)    The Company shall prepare (and shall provide Parent with reasonable opportunity to review and comment on) and mail, within ten (10) days of the date hereof, a notice of action by written consent as required by Sections 228(e) and 262 of the DGCL and the Company’s Organizational Documents to the Common Stockholders that have not executed and delivered the written consent referenced in Section 5.11(a).
5.12    Merger Sub Stockholder Approval. Promptly following the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company a true and complete copy of a written consent approving and adopting this Agreement.
5.13    Termination of Affiliate Transactions; Other Arrangements. Prior to the Closing, the Company shall cause all Affiliate Agreements, including any commitments to issue any Common Stock or other equity interests in any Callahan Company, to be settled or otherwise terminated prior to the Closing, and effective prior to the Effective Time, without any liability on the part of any Callahan Company, Parent or any of its Affiliates (including liability arising from such termination), except for this Agreement, the Adjustment Escrow Agreement, and those Contracts or other transactions set forth in Section 5.13 of the Company Disclosure Letter.
5.14    Financing and Financing Cooperation.
(a)    Parent and Merger Sub shall use their reasonable best efforts to satisfy all of the conditions that are within their control to and obtain the Financing contemplated by the Commitment Letter (or, in the event any portion or all of such Financing becomes unavailable or otherwise undesirable, alternative financing (in an amount sufficient, together with the remaining Financing contemplated by the Commitment Letter, if any, and any other sources available to Parent and Merger Sub, to fund the payment of the Merger Amount) from the same or other sources) as and to the extent (but only to the extent) required to fund the Merger Amount and consummate the transactions contemplated by this Agreement. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) upon becoming aware of any actual or potential material breach or default by any party to the Commitment Letter (or any replacement thereof) or definitive agreements related to the Financing and (ii) of the receipt of any notice or other communication from any Person party to any definitive document relating to the Financing (or any replacement thereof) or the Commitment Letter (or any replacement thereof) with respect to any material breach of Parent or any of its Affiliates of its obligations under any such document or letter or default, termination or repudiation by any party to any such document or letter. Unless the Financing contemplated by the Commitment Letter (or any replacement thereof) becomes unavailable in whole or in part, Parent shall not, without the prior written consent of the Company, agree to amend, modify, supplement, restate, substitute or replace the Commitment Letter (or any replacement thereof) if such amendment, modification, supplement, restatement, substitution or replacement (a) materially expands the conditions precedent to the funding on the Closing Date of the Financing as set forth in the Commitment Letter as in effect as of the date hereof (or in such replacement, as applicable) or (b) taking into account the expected timing of the Marketing Period, would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, if the Financing contemplated by the Commitment Letter (or any replacement thereof) becomes unavailable, Parent shall use its reasonable best efforts to negotiate and enter into definitive documents with respect to alternative financing on terms not less favorable, in any material respect, with respect to conditionality and enforceability, when taken as a whole, than those contained in the Commitment Letter.
(b)    The Company shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to provide all cooperation that is necessary, customary or advisable and requested by Parent to assist Parent and Merger Sub, in arranging, obtaining and syndicating any of the Financing contemplated by the Commitment Letter or any other bank financing (or, if such Financing contemplated by the Commitment Letter becomes unavailable, with respect to any replacement Financing) including, without limitation, by:
(i)     making senior management and advisors of the Company and its Subsidiaries available to participate at reasonable times in a reasonable number of meetings, presentations (and, if the Financing contemplated by the Commitment Letter becomes unavailable and the replacement thereof consists of a securities offering, roadshows) and due diligence sessions that are requested a reasonable time period in advance with proposed lenders (and, if the Financing contemplated by the Commitment Letter becomes unavailable and the replacement thereof consists of a securities offering, underwriters, initial purchasers or placement agents), and in sessions with rating agencies,
(ii)    providing reasonable and timely assistance to Parent and the Financing Entities in their preparation of (1) materials for lender presentations, confidential information memoranda (public and non-public), (and, if the Financing contemplated by the Commitment Letter becomes unavailable and the replacement thereof consists of a securities offering, offering memoranda and prospectuses) and similar documents customary or required in connection with the Financing and (2) customary (for a Financing of the type contemplated by the Commitment Letter or, in the event the Financing contemplated by the Commitment Letter becomes unavailable, any replacement Financing) pro forma financial statements reflecting the Merger and the Financing (it being understood that nothing in this Section 5.14(b)(ii) shall require the Company to prepare any pro forma financial statements)
(iii)    as promptly as practicable on an ongoing basis, (A) furnishing Parent and the Financing Entities with (I) the Required Financial Information; (II) the Closing Financial Information, and (III) such other financial and other information relating to the Company and its Subsidiaries as is customary or reasonably necessary for the arrangement, syndication and completion of the Financing of a type contemplated by the Commitment Letter and (B) if the Financing contemplated by the Commitment Letter becomes unavailable, using reasonable efforts to furnish Parent and the Financing Entities with such other financial and other information relating to the Company and its Subsidiaries as is both (1) readily available to the

Company and its Subsidiaries or can be obtained or created through the use of reasonable best efforts by the Company and its Subsidiaries and (2) customary or reasonably necessary for the arrangement, syndication and completion of such Financing,
(iv)    if requested in writing by Parent at least nine (9) days prior to the Closing Date, furnish to Parent and the Financing Parties all information regarding the Company and its Subsidiaries that is requested by Parent and required in connection with the Financing by regulatory authorities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least three (3) Business Days prior to the Closing Date,
(v)    providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Parties for the Financing that such information does not contain a material misstatement or omission about the Company and its Subsidiaries and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities,
(vi)    executing and delivering definitive financing documents, including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents, and in each case assisting in the preparation of applicable schedules and other information necessary in connection therewith,
(vii)     using reasonable best efforts to facilitate the pledging of collateral (including delivery of stock and other equity certificates of the Company and its Subsidiaries at the Effective Time), and
(viii)    promptly notifying Parent and Merger Sub in the event that the Company, any of its Subsidiaries or any of their respective representatives determines that any Required Financial Information that the Company, any of its Subsidiaries or any of their respective representatives has delivered to Parent, Merger Sub or any of the Financing Parties contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, taken as a whole, not misleading in light of the circumstances under which made.
(c)    The provisions of Section 5.14(b) notwithstanding, nothing in the foregoing Section 5.14(b) will require the Company or any of its Subsidiaries or any of their respective representatives to:
(i)    agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent,

(ii)    take any action or provide any assistance that would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries,
(iii)    take any action or provide any information that will conflict with or violate its organizational documents or any applicable material Laws or (in the case of the disclosure of information) would result in the waiver of any legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or to the maximum extent that does not result in a loss of such legal privilege, as applicable, and in the event that the Company or any of its Subsidiaries does not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld),
(iv)    give indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent,
(v)    pass resolutions or consents to approve or authorize the execution of the Financing or any definitive agreements with respect thereto prior to the Effective Time, provided that the Company and its Subsidiaries and their respective representatives shall cooperate with Parent to replace any officers and directors of the Company and its Subsidiaries who will not be employed thereby immediately after Closing with Persons designated by Parent and to add any officers and directors designated by Parent, such replacements and additions to become effective immediately at Closing,
(vi)    cause the execution of any certificates or other documents (other than customary authorization and representation letters) by any employee whose employment by the Company or any of its Subsidiaries will terminate prior to or upon Closing, or
(vii)     take any action pursuant to this Section 5.14 that would reasonably be expected to result in personal liability to a director or officer.
In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be required to be effective until the Effective Time.
(d)    Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, Parent will be permitted to disclose any information relating to the Company and its Subsidiaries and the transactions contemplated by this Agreement to any Financing Parties or prospective Financing Parties (and, in each case, to their respective representatives) so long as such information is furnished by Parent subject to customary confidentiality undertakings or arrangements in connection with the Financing. The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, or any of their respective products, services, offerings or intellectual property rights.
(e)    Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective representatives in connection with the cooperation of the Company and its Subsidiaries and their respective representatives contemplated by Section 5.14(a), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any cooperation pursuant to Section 5.14(b) and any information used in connection therewith, except with respect to (i) any information provided in writing by the Company or any of its Subsidiaries for use in connection with the Financing or (ii) any fraud, intentional misrepresentation, gross negligence or willful misconduct by any such persons or material breach by any such persons of their obligations under this Agreement.
(f)    The Company shall and shall cause each of its Subsidiaries to deliver all notices and take other actions required to facilitate the termination of commitments under the Company Credit Agreements, repayment in full of all obligations under the Company Credit Agreements and release of any Liens and guarantees in connection therewith on the Closing Date. The Company shall, and shall cause its Subsidiaries to, furnish to Parent, no later than one (1) Business Day prior to the Closing Date, customary payoff letters with respect to each of the Company Credit Agreements (the “Payoff Letters”) in substantially final form and in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which Indebtedness under the Company Credit Agreements are owed, or the applicable agent, trustee or other representative on behalf of all such Persons, each of which Payoff Letter shall (x) indicate the total amount required to be paid under the applicable Company Credit Agreement to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness and other obligations as of the Closing Date (each such amount, a “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the equity interests in and assets of the Company and each Subsidiary of the Company shall, substantially concurrently with the receipt of the applicable Payoff Amount on the Closing Date by the Persons holding such Indebtedness or other obligations, be released and terminated, or arrangements satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit thereunder.
5.15    Specified Interest Redemption. Notwithstanding anything to the contrary in this Agreement, prior to the Closing: the Company shall cause the Specified Interests to be divested through any combination of (a) sales of such equity interests (or of equity interests in a legal entity formed to hold, and that solely holds, the Specified Interests (such entity, a “Newco” and any such sales, taken together, the

“Specified Interest Sale”)) and a distribution of the Specified Interest Proceeds to the Common Stockholders, and (b) a distribution of such equity interests (or of equity interests in Newco) to the Common Stockholders; provided, that any distribution to the Common Stockholders described in clause (a) or (b) (such distribution, the “Specified Interest Redemption”) shall occur immediately prior to and shall be conditioned upon the Closing. The Company shall, after review and comment by Parent (which comments shall be considered in good faith to the extent reasonable), be permitted take all actions with respect to the Options, Performance Unit Awards and RSU Awards that it determines in its discretion are necessary or appropriate under the Callahan Stock Plans to take into account the Specified Interest Redemption. To the extent the Company distributes to the Common Stockholders or sells or otherwise disposes of (other than pursuant to a Independent Sale of Specified Interests) the Specified Interests or equity interests in Newco (such equity interests, the “Subject Equity Interests”), the Company shall engage a nationally recognized, qualified, independent appraisal firm reasonably acceptable to Parent to determine, without duplication, the fair market value of such Subject Equity Interests as of the date of such distribution or sale or other disposition, as applicable. A written report prepared by such independent appraisal firm setting forth its determination of fair market value, which report and determination shall be in form and substance reasonably satisfactory to Parent (the aggregate fair market value of the Subject Equity Interests reflected in such report, the “Appraised Value”) shall be delivered to Parent at least ten (10) days prior to the Closing Date. The parties hereto intend that, for U.S. federal income Tax purposes, the Common Stockholders that receive any equity interests and/or any Specified Interest Proceeds, in each case, pursuant to the Specified Interest Redemption, will be treated as having (i) surrendered a portion of such Common Stockholders’ Common Stock in exchange for such equity interests and/or Specified Interest Proceeds in a redemption that qualifies for sale or exchange treatment under Section 302(b) of the Code and (ii) exchanged the remaining portion of such Common Stockholders’ Common Stock for the Per Share Merger Consideration. The parties hereto shall, and shall cause their respective Affiliates to, prepare and file all income Tax Returns in a manner consistent with the Appraised Value and shall not take any position inconsistent therewith; provided, however, that nothing in this Section 5.15 shall prevent the parties hereto and their respective Affiliates from settling, or require any of them to litigate any determination, assessment, or other claim by any Taxing Authority related to the Appraised Value (or to defend the Appraised Value in any litigation).
5.16    R&W Insurance Policy. Parent has bound coverage under the R&W Insurance Policy and the binder for such R&W Insurance Policy is attached hereto as Exhibit C. Parent, Merger Sub and their respective Affiliates shall not amend, waive or otherwise modify the subrogation provision under the R&W Insurance Policy in any manner that would allow the insurer thereunder to subrogate or otherwise make or bring any claim against the Company Equity Holders or the Stockholder Representative other than for Fraud. One half (1/2) of the R&W Insurance Expenses shall be deemed to be Transaction Expenses and one half (1/2) of the R&W Insurance Expenses shall be paid by Parent.
5.17    NYSE Listing. As promptly as practicable following the date hereof, Parent shall make an application to the New York Stock Exchange for the listing of the shares of Parent Common Stock to be issued pursuant to this Agreement and shall use reasonable best efforts to cause such shares of Parent Common Stock to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.
5.18    Registration Rights Agreement. Between the date hereof and Closing, Parent and certain Company Equity Holders shall cooperate in good faith to enter into a definitive registration rights agreement generally consistent with the terms attached hereto as Exhibit D.

ARTICLE VI.
CONDITIONS TO CLOSING
6.1    Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by the Company in writing (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a)    The representations and warranties of Parent and Merger Sub, as applicable, set forth in (i) Sections 4.1 (first, second and penultimate sentences only), 4.2, 4.3, 4.8 and 4.12 of this Agreement shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where any failure of such representations and warranties to be so true and correct is, individually or in the aggregate, de minimis, (ii) Section 4.11 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (iii) any other section of this Agreement shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure of such representations and warranties in this Agreement (other than the sections of this Agreement set forth in the preceding clauses (i) and (ii)) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
(b)    (i) Each of Parent and Merger Sub shall have performed and complied with in all material respects each of the covenants and agreements required to be performed by it under this Agreement (other than pursuant to the first sentence of Section 5.10(h)) at or prior to the Closing and (ii) Parent shall have performed and complied with in all respects each of the covenants and agreements required to be performed by it under the first sentence of Section 5.10(h) in order to implement the Management Incentive Plan and issue the MIP Awards at the Effective Time.
(c)    Parent shall have delivered or caused to be delivered to the Company, the Stockholder Representative, the Exchange Agent and the Escrow Agent the items required to be delivered to such Persons by Section 2.2(b).
(d)    The waiting period (including any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act and such other waiting periods set forth on Section 6.1(d) of the Parent Disclosure Letter shall have expired or been terminated.
(e)    No Order or Law of a court of competent jurisdiction or other Governmental Authority shall have been issued, promulgated or entered after the date of this Agreement and remain in effect that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by this Agreement.
(f)    The Company Stockholder Approval shall have been obtained and shall remain in full force and effect.
(g)    The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.
6.2    Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Parent in writing (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a)    The representations and warranties of the Company set forth in (i) Section 3.18(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (ii) Sections 3.1(a) (first sentence only), 3.1(b), 3.2 (other than any representations or warranties with respect to Section 3.2 of the Company Disclosure Letter or Exhibit B), 3.3, 3.4(d) and 3.20 of this Agreement shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where any failure of such representations and warranties to be so true and correct is, individually or in the aggregate, de minimis, and (iii) any other section of this Agreement shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure of such representations and warranties in this Agreement (other than the sections of this Agreement set forth in the preceding clauses (i) and (ii)) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
(b)    The Company shall have performed and complied with in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.
(c)    The Company shall have delivered or caused to be delivered to Parent the items required by Section 2.2(a).
(d)    The waiting period (including any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act and such other waiting periods set forth on Section 6.1(d) of the Parent Disclosure Letter shall have expired or been terminated.

(e)    No Order or Law of a court of competent jurisdiction or other Governmental Authority shall have been issued, promulgated or entered after the date of this Agreement and remain in effect that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by this Agreement.
(f)    The Company Stockholder Approval shall have been obtained and shall remain in full force and effect.
(g)    The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.
6.3    Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 6.1 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of any such condition. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.2 to be satisfied if either Parent or Merger Sub’s failure to perform in all material respects any of its obligations under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of any such condition.
ARTICLE VII.
TERMINATION OF AGREEMENT
7.1    Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Company Stockholder Approval:
(a)    by the mutual written consent of Parent, Merger Sub and the Company;
(b)    by Parent or the Company, upon written notice to the other party, if the Closing has not occurred on or prior to 11:59 P.M. New York time on February 8, 2020 (as may be extended by the following proviso, the “Termination Date”); provided that if, (x) as of two (2) Business Days prior to the Termination Date, all of the conditions set forth in Article VI have been and remain satisfied or waived other than the condition set forth in Sections 6.1(d) and 6.2(d) (and any conditions that by their terms are not capable of being satisfied until the Closing Date), the Termination Date shall be automatically extended until May 8, 2020 and (y) as of two (2) Business Days prior to February 8, 2020, all of the conditions set forth in Article VI have been and remain satisfied or waived (other than any conditions that by their terms are not capable of being satisfied until the Closing Date) and a Marketing Period has commenced and is continuing, the Termination Date shall be automatically extended until the third (3rd) Business Day following the final day of such Marketing Period, provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose material breach of any provision of this Agreement is the principal cause of, or directly resulted in, the failure to satisfy a condition to the obligations of the terminating party to consummate the Merger set forth in set forth in Article VI or of the Closing to occur by such time;

(c)    by Parent or the Company, upon written notice to the other party, if a Governmental Authority of competent jurisdiction has issued an Order or any other action permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have complied with its obligations under Section 5.7 and Section 5.8 to prevent, oppose or remove such Order or other action;
(d)    by the Company, upon written notice to Parent, if: (i) Parent or Merger Sub has breached or failed to perform any of its covenants or other agreements contained in this Agreement such that the closing condition set forth in Section 6.1(b) would not be satisfied; or (ii) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 6.1(a) would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 7.1(d), such breach or failure to perform is not cured within sixty (60) days after receipt of written notice thereof from the Company or is incapable of being cured by Parent or Merger Sub by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company is then in material breach of any provision of this Agreement;
(e)    by Parent, upon written notice to the Company, if: (i) the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement such that the closing condition set forth in Section 6.2(b) would not be satisfied; or (ii) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 7.1(e), such breach or failure to perform is not cured within sixty (60) days after receipt of written notice thereof or is incapable of being cured by the Company by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to Parent if Parent is then in material breach of any provision of this Agreement; or
(f)    by Parent, upon written notice to the Company, if the Company Stockholder Approval has not been obtained and delivered (accompanied by a secretary’s certificate of the Company certifying as to the receipt of the Company Stockholder Approval and attaching the relevant written consents) within twenty-four (24) hours following the execution of this Agreement.
7.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement will become void and have no effect, without any liability or obligation on the part of Parent, the Company, Merger Sub or the Stockholder Representative or any of their respective Representatives other than the provisions of Section 5.3(b), Section 5.4, Section 5.14(e) this Section 7.2 and Article X, which will survive any termination of this Agreement; provided, however that nothing herein will relieve any party hereto from any liability for any Fraud or willful breach of this Agreement occurring prior to such termination.

ARTICLE VIII.
REMEDIES AND RELEASE
8.1    Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent until such covenants and agreements have been fully performed.
8.2    Release. Effective upon the Closing, Parent and the Surviving Corporation and, in each case, each of their respective Affiliates, directors, officers, employees, controlling persons, agents, representatives, successors and assigns and the Affiliates, directors, officers, employees, controlling persons, agents, representatives, successors and assigns of any of the foregoing (the “Releasing Parties”) hereby unconditionally and irrevocably waive and release any claims and causes of action that the Releasing Parties currently have or, in the future, may have against the Company Equity Holders or the Stockholder Representative or any Affiliates thereof and their respective officers, directors, employees, equityholders, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns (collectively, and including the Company Equity Holders and the Stockholder Representative, the “Equity Holder Affiliates”), for any of such Person’s actions or omissions prior to the Closing, or otherwise in relation to or arising from the Company and its Subsidiaries and their respective pre-Closing businesses, operations and properties, in such Person’s capacity as an Equity Holder Affiliate, except that, notwithstanding the foregoing, the Equity Holder Affiliates shall not be released from any claim arising out of Fraud by an Equity Holder Affiliate or for any action or omission occurring after the Closing. Parent hereby acknowledges the release by the Releasing Parties set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause the Surviving Corporation and its Subsidiaries not to, take any action inconsistent therewith (including commencing any Action with respect to, or directly or indirectly transferring to another Person, any released claims or causes of action).
8.3    Acknowledgement. Parent, Merger Sub and the Company acknowledge and agree that:
(a)    the parties have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated by this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement and hereby waive any statutory and common law remedies with respect to matters relating to the transactions contemplated by this Agreement;
(b)    the provisions of and the limited remedies provided in this Article VIII were specifically bargained for among the parties and were taken into account by the parties in arriving at the Aggregate Consideration;
(c)    after the Closing, no party or any its Affiliates may seek the rescission of the transactions contemplated by this Agreement;
(d)    the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and the parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction; and

(e)    this Agreement shall be deemed to have been jointly and equally drafted by Parent and the Company, the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.
8.4    Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article VII, it is accordingly agreed that each party hereto shall be entitled to an injunction, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 8.4, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with this Section 8.4 on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party hereto further agrees that neither the other parties hereto nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.4, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If any party hereto brings an Action to enforce specifically the performance of the terms and provisions of this Agreement by the other party, the Termination Date shall automatically be extended for so long as the party bringing such Action is actively seeking a court order for an injunction or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.
ARTICLE IX.
TAX MATTERS
9.1    Transfer Taxes. Parent shall timely pay all transfer, documentary, sales, use, stamp, registration, value added and similar Taxes imposed with respect to the transactions contemplated by this Agreement (collectively, “Transfer Taxes”); provided, however, that fifty percent (50%) of all Transfer Taxes shall be included as Transaction Expenses. All necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by Parent unless a Common Stockholder is required to file such Tax Returns under applicable Law. Parent, the Company and the Stockholder Representative shall reasonably cooperate in the preparation of such Tax Returns and to minimize or eliminate any Transfer Taxes.
9.2    Termination of Tax-Sharing Agreements. All Tax sharing agreements or arrangements with respect to or involving the Callahan Companies (other than (a) commercial agreements entered into in the ordinary course of business and the principal purpose of which is unrelated to Tax or (b) agreements entered into solely among the Callahan Companies) shall be terminated prior to the Closing and, after the Closing, none of the Callahan Companies shall be bound thereby or have any liability thereunder.

9.3    Post-Closing Tax Actions. Notwithstanding anything herein to the contrary, the calculation of the Closing NOL Balance, Closing Indebtedness and Closing Working Capital shall, in each case, exclude any Tax liability (or decrease in net operating losses) to the extent resulting from (a) any action by Parent or any of the Callahan Companies outside of the ordinary course of business on the Closing Date after the Closing (other than any action specifically permitted by this Agreement or any other agreement entered into between the parties to this Agreement prior to the Closing), (b) any material Tax election made after the Closing by Parent or any of the Callahan Companies outside the ordinary course of business with respect to the Callahan Companies (including any election under Section 338 of the Code (or any comparable applicable provision of state, local or non-U.S. Tax Law) with respect to the transactions contemplated by this Agreement), which election is effective on or before the Closing Date or (c) any amendment of any U.S. federal income Tax Return of the group of which the Company is the common parent in respect of any taxable period ending on or before the Closing Date, which amendment is filed after the Closing (other than any such amendment required to be filed after the Closing in connection with the resolution, prior to the Closing, of any claim, audit, examination, or other proceeding with any Taxing Authority).
9.4    2018 U.S. Federal Income Tax Returns. Within thirty (30) days of the date hereof, the Company will deliver to Parent a draft of the U.S. federal income Tax Return of the consolidated federal income Tax return group of which the Company is the common parent for the taxable year ending December 31, 2018 (the “2018 Tax Return”), for Parent’s review and comment. During the thirty (30) days immediately following Parent’s receipt of the Company’s draft 2018 Tax Return (the “2018 Tax Return Review Period), Parent and its representatives shall be permitted to review the Company’s working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the draft 2018 Tax Return (with respect to the working papers of the Company’s independent accounts, after signing a customary confidentiality and hold harmless agreement relating to such access to the working papers of such independent accounts, in form and substance reasonably acceptable to such independent accountants), as well as the relevant books and records of the Callahan Companies, and the Company shall (and shall cause its representatives to) assist Parent and its representatives in their review of the draft 2018 Tax Return and reasonably cooperate with respect thereto. Parent shall notify the Company in writing (the “Notice of 2018 Tax Return Disagreement”) prior to the expiration of the 2018 Tax Return Review Period if Parent disagrees with any portion of the draft 2018 Tax Return. The Notice of 2018 Tax Return Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved, and Parent’s proposed adjustments to the 2018 Tax Return with reasonably detailed supporting documentation. If no Notice of 2018 Tax Return Disagreement is received by the Company on or prior to the expiration date of the 2018 Tax Return Review Period, then the 2018 Tax Return shall be deemed to have been accepted by Parent. During the thirty (30) days immediately following the delivery of a Notice of 2018 Tax Return Disagreement (the “2018 Tax Return Resolution Period”), Parent and the Company shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of 2018 Tax Return Disagreement. With respect to any items agreed to by the Company and Parent in writing pursuant to this Section 9.4, together with any items not disputed or objected to by Parent in the Notice of 2018 Tax Return Adjustment Disagreement (the “Agreed 2018 Tax Return Items”), (x) the Closing NOL Balance shall be calculated in a manner consistent with, and shall reflect, such Agreed 2018 Tax Return Items, and (y) the Company shall file its U.S. federal income Tax Return for the taxable year ending December 31, 2018 in a manner consistent with, and such Tax Return shall reflect, such Agreed 2018 Tax Return Items.
9.5    Section 382. Within thirty (30) days of the date hereof, the Company will deliver to Parent an analysis pursuant to Section 382 of the Code (the “Section 382 Analysis”) with respect to the net operating losses, as of April 30, 2019, of the consolidated federal income Tax return group of which the Company is the common parent prepared by KPMG, for Parent’s review and comment. During the thirty (30) days immediately following Parent’s receipt of the Company’s Section 382 Analysis (the “Section 382 Review

Period), Parent and its representatives shall be permitted to review the Company’s working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the Section 382 Analysis (with respect to the working papers of the Company’s independent accounts, after signing a customary confidentiality and hold harmless agreement relating to such access to the working papers of such independent accounts, in form and substance reasonably acceptable to such independent accountants), as well as the relevant books and records of the Callahan Companies, and the Company shall (and shall cause its representatives to) assist Parent and its representatives in their review of the Section 382 Analysis and reasonably cooperate with respect thereto. Parent shall notify the Company in writing (the “Notice of Section 382 Disagreement”) prior to the expiration of the Section 382 Review Period if Parent disagrees with any portion of the Section 382 Analysis. The Notice of Section 382 Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved, and Parent’s proposed adjustments to the Section 382 Analysis with reasonably detailed supporting documentation. If no Notice of Section 382 Disagreement is received by the Company on or prior to the expiration date of the Section 382 Review Period, then the Section 382 Analysis shall be deemed to have been accepted by Parent. During the thirty (30) days immediately following the delivery of a Notice of Section 382 Disagreement (the “Section 382 Resolution Period”), Parent and the Company shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Section 382 Disagreement. The Closing NOL Balance shall be calculated in a manner consistent with, and shall reflect, any items agreed to by the Company and Parent in writing pursuant to this Section 9.5, together with any items not disputed or objected to by Parent in the Notice of Section 382 Adjustment Disagreement.
9.6    Treatment of Certain Payments. The parties agree to treat any payments made pursuant to Section 2.10 as an adjustment to the purchase price for income Tax purposes, except to the extent otherwise required by applicable Law.
ARTICLE X.
MISCELLANEOUS AND GENERAL
10.1    Stockholder Representative.
(a)    By the approval and adoption of this Agreement in the Company Stockholder Approval pursuant to Delaware law, the Company Equity Holders are hereby deemed to irrevocably appoint, and by participating in the Merger and receiving the benefits thereof, each Company Equity Holder is hereby deemed to irrevocably appoint Dumb Money, LLC as agent and attorney-in-fact for and on behalf of the other Common Stockholders and is the Stockholder Representative for all purposes under this Agreement. Without limiting the generality of the foregoing, the Stockholder Representative has full power and authority, on behalf of each Company Equity Holder and his, her or its successors and assigns, to (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Company Equity Holders in connection herewith, including the Adjustment Escrow Agreement, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, including the Adjustment Escrow Agreement, (iii) receive service of process in connection with any claims under this Agreement and the Adjustment Escrow Agreement, (iv) agree to, negotiate and enter into settlements and compromises of, and assume the defense of, claims, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to such claims, and take all actions necessary or appropriate in the judgement of the Stockholder Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, (vi) take all actions necessary or appropriate in the judgment of the Stockholder Representative on behalf of the Company Equity Holders in connection with this Agreement, (vii) make any determinations and settle any matters in connection with the adjustments in Section 2.10, (viii) authorize delivery to Parent of the Deficiency Amount or any portion thereof pursuant to Section 2.10, (ix) distribute the Representative Holdback Amount and any earning and proceeds thereon, (x) pay any expenses of the Company Equity Holders or the Stockholder Representative from the Representative Holdback Amount and (xi) deduct, hold back or redirect any funds which may be payable to any Company Equity Holder pursuant to the terms of this Agreement, the Adjustment Escrow Agreement, or any agreements or documents executed and delivered in connection herewith in order to pay, or establish a reserve for, any amount that may be payable by such Company Equity Holder hereunder.
(b)    The Stockholder Representative requires that a portion of the Aggregate Base Cash Amount in an amount equal to the Representative Holdback Amount be withheld by (and deposited with) the Representative, on behalf of the Company Equity Holders, to satisfy potential future obligations of the Company Equity Holders; provided that the portion of the Representative Holdback Amount delivered to, and held by, the Stockholder Representative on behalf of each Company Equity Holder shall be determined by the Stockholder Representative. The Representative Holdback Amount shall be retained by the Stockholder Representative for such time as the Stockholder Representative shall determine in its sole discretion. Any remaining amounts from the Representative Holdback Amount allocable to the Common Stockholders shall be distributed by the Stockholder Representative to the Common Stockholders and the portion of the remaining amount of the Representative Holdback Amount allocable to the holders of Options, Performance Unit Awards and Vested RSU Awards shall be paid to the Surviving Corporation, by wire transfer of immediately available funds to a bank account designated by the Surviving Corporation, for payment to the holders of Options, Performance Unit Awards and Vested RSU Awards; provided that the Stockholder Representative shall have delivered to the Surviving Corporation written instructions stating the portions of such amount to be paid to the holders of Options, Performance Unit Awards and Vested RSU Awards and Parent and the Surviving Corporation shall be entitled to rely conclusively upon such written instruction by the Stockholder Representative and the method of distribution employed by the Stockholder Representative, including with respect to whether any individual Common Stockholder received the appropriate portion of any such distribution, and in no event will Parent, the Surviving Corporation or any of their Affiliates have any liability to any person on account of such payments or distributions.
(c)    In the event that the Stockholder Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Common Stockholders (or, if applicable, their respective heirs, legal representatives, successors and assigns) who held a majority of the voting power represented by the Common Stock issued and outstanding immediately prior to the Effective Time shall select another representative to fill such vacancy, and such substituted representative shall be deemed to be the Stockholder Representative for all purposes of this Agreement.
(d)    Parent and the Surviving Corporation shall be able to rely conclusively on any instructions given and actions taken by the Stockholder Representative as the instruction and decision of each Company Equity Holder in all matters referred to herein, and no party hereto or Company Equity Holder shall have any cause of action against Parent or the Surviving Corporation for any action taken by Parent or the Surviving Corporation in reliance upon the written instructions or decisions of the Stockholder Representative.
(e)    The Stockholder Representative will not be liable for any act done or omitted under this Agreement as the Stockholder Representative while acting in good faith, except in the case of gross negligence or intentional misconduct. Parent agrees that it will not look to the personal assets of the Stockholder Representative, acting in such capacity, for the satisfaction of any obligations to be performed by the Company (pre‑Closing) or the Company Equity Holders. In performing any of its duties under this Agreement or any agreements or documents executed and delivered in connection herewith, the Stockholder Representative will not be liable to the Company Equity Holders for any losses that any Person may incur as a result of any act, or failure to act, by the Stockholder Representative under this Agreement or any agreements or documents executed and delivered in connection herewith, and the Stockholder Representative will be indemnified and held harmless by the Company Equity Holders for all losses, except to the extent that the actions or omissions of the Stockholder Representative were taken or omitted not in good faith. The limitation of liability provisions of this Section 10.1(f) will survive the termination of this Agreement and the resignation of the Stockholder Representative.
(f)    All reasonable fees and expenses incurred by the Stockholder Representative in connection with this Agreement shall be paid by the Company Equity Holders on a pro rata basis; provided that the Stockholder Representative shall first make payment of such fees and expenses from the Representative Holdback Amount and the Stockholder Representative shall be authorized to withhold from any distribution made to the Company Equity Holders from the Adjustment Escrow Amount any amounts reasonably anticipated to be necessary to pay for such reasonable fees and expenses in excess of the Representative Holdback Amount.
(g)    The provisions of this Section 10.1 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equity Holder may have in connection with the transactions contemplated by this Agreement.
10.2    Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be solely responsible for and shall bear all of its own costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby, regardless of whether the transactions contemplated by this Agreement are consummated.

10.3    Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and permitted assigns, but is not assignable by any party hereto without the prior written consent of the other parties hereto.
10.4    Third Party Beneficiaries. Except as set forth in Section 5.6, each party hereto intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.
10.5    Further Assurances. The parties hereto shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement and the transactions contemplated hereby. Each party hereto shall cooperate affirmatively with the other parties hereto, to the extent reasonably requested by such other parties, to enforce rights and obligations herein provided.
10.6    Notices. Any notice or other communication provided for herein or given hereunder to a party hereto must be in writing and: (a) sent by electronic mail; (b) delivered in person; (c) mailed by first class registered or certified mail, postage prepaid; or (d) sent by Federal Express or other overnight courier of national reputation, in each case, addressed as follows:
If to the Company (only after the Closing), Parent or Merger Sub:
Callahan, Parent or Merger Sub (as applicable)
c/o Parent
6 Research Drive
Shelton, Connecticut 06484
Attention:    Marisa Iasenza
Email:    Marisa.Iasenza@Edgewell.com
with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:    Steven A. Rosenblum
    Jenna E. Levine
Email:    SARosenblum@wlrk.com
    JELevine@wlrk.com
If to the Company (only prior to the Closing):
Harry's, Inc.
75 Varick Street, 9th Floor
New York, New York 10013
Attention:    Jeff Lipkin
Email:    JLipkin@harrys.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention:     John Giouroukakis
    Charles K. Ruck
Email:    john.giouroukakis@lw.com
    charles.ruck@lw.com
or to such other address with respect to a party hereto as such party notifies the other parties hereto in writing as above provided. Each such notice or communication will be effective: (i) if given by electronic mail, then when confirmation of successful transmission is received; or (ii) if given by any other means specified in the first sentence of this Section 10.6, then upon delivery or refusal of delivery at the address specified in this Section 10.6.
10.7    Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.
10.8    Amendment; Waiver. This Agreement may be amended or modified only by an instrument in writing duly executed by the Company, Merger Sub and Parent; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the stockholders of the Company without such further approval of such stockholders. At any time, the Company or Parent may: (a) extend the time for the performance of any of the obligations or other acts of the parties hereto; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso of the first sentence of this Section 10.8, waive compliance with any of the other party’s covenants, agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by such party on the part of such party. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.
10.9    Governing Law. THIS AGREEMENT IS TO BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICT OF LAWS.
10.10    Consent to Jurisdiction and Service of Process. THE PARTIES HERETO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, THEN ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND WAIVE, AND WILL NOT ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT, THAT THEY ARE NOT SUBJECT TO THE COURTS’ JURISDICTION OR THAT THE ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR RESPECTIVE PROPERTY IS EXEMPT OR

IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON THE PARTIES HERETO BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THAT PARTY AT THE APPLICABLE ADDRESS PROVIDED IN SECTION 10.6.
10.11    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
10.12    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.
10.13    Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, then this Agreement will be construed as drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder; (b) all references to the preamble, recitals, Sections, Articles, Exhibits or Schedules are to the preamble, recitals, Sections, Articles, Exhibits, Company Disclosure Letter or Parent Disclosure Letter of or to this Agreement; (c) the words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section or paragraph hereof; (d) masculine gender shall also include the feminine and neutral genders and vice versa; (e) words importing the singular shall also include the plural and vice versa; (f) the words “include,” “including” and “or” shall mean without limitation by reason of enumeration; (g) all references to “$” or dollar amounts are to lawful currency of the United States of America; and (h) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to any information or document being “made available” or “provided” (and words of similar import) to Parent shall mean such information or document has been posted to the online data room hosted on behalf of the Company by Box at www.box.com as of one (1) Business Day prior to the date of this Agreement.
10.14    Counterparts; Electronic Transmission. This Agreement may be executed in separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission (including in Adobe PDF format) will be effective as delivery of a manually executed counterpart to this Agreement.
10.15    Complete Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and exhibits hereto and the other documents delivered by the parties hereto in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

10.16    Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 10.6, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, Merger Sub or their respective Subsidiaries) relating to or arising out of this Agreement, the Commitment Letter, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) hereby waives any and all claims and causes of action against the Financing Parties relating to or arising out of this Agreement, the Commitment Letter, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (i) agrees not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any Proceeding against any Financing Party under this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby, (j) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.16, and (k) agrees that the provisions of this Section 10.16 and the definitions of “Financing Entities” and “Financing Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any manner adverse to the Financing Parties without the prior written consent of the Financing Entities. Notwithstanding the foregoing, nothing in this Section 10.16 shall in any way limit or modify the rights and obligations of Parent and Merger Sub under this Agreement or any Financing Entity’s obligations to Parent and Merger Sub under the Commitment Letter.
10.17    Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney‑Client Privilege.
(a)    Conflicts of Interest. Each of Parent and Merger Sub acknowledges that Latham & Watkins LLP (“Prior Counsel”) has, on or prior to the Closing Date, represented one or more of the Company or one or more of its Subsidiaries, the Company Equity Holders and the Stockholder Representative, and their respective officers, employees and directors (each such Person, other than the Company and its Subsidiaries, a “Designated Person”) with respect to this Agreement and the other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (y) in which Parent, Merger Sub or any of their Affiliates (including the Company and its Subsidiaries), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matters”), the Designated Persons reasonably anticipate that Prior Counsel will represent them in connection with such matters. Accordingly, each of Parent and the Company (on its own behalf and on behalf of its Subsidiaries) hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by Prior Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post‑Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Parent or any of its Affiliates (including the Company and its Subsidiaries), and even though Prior Counsel may have represented the Company or its Subsidiaries in a matter substantially related to such dispute. Without limiting the foregoing, each of Parent, Merger Sub and the Company (each on behalf of itself and its Affiliates) consents to the disclosure by Prior Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege (or other privilege or protections) of the Company or any of its Subsidiaries or Prior Counsel’s duty of confidentiality as to the Company and its Subsidiaries and whether or not such disclosure is made before or after the Closing.
(b)    Attorney-Client Privilege. Each of Parent, Merger Sub and the Company waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication prior to the Closing between Prior Counsel, on the one hand, and any Designated Person or the Company or any of its Subsidiaries (collectively, the “Pre‑Closing Designated Persons”) on the other hand, or any advice given to any Pre-Closing Designated Person by Prior Counsel, in each case occurring during the Existing Representations (collectively, “Pre‑Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Parent, Merger Sub, the Company and their respective Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waiver or otherwise control such Pre-Closing Privilege, shall be retained by the Company Equity Holders and the Stockholder Representative, and shall not pass to or be claimed or used by Parent or the Company, except as expressly provided in the last sentence of this Section 10.17(b). Furthermore, each of Parent and the Company (each on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons shall not be subject to any joint privilege (whether or not the Company also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, (i) in the event that a dispute arises between Parent or the Surviving Corporation, on the one hand, and a third party other than a Designated Person, on the other hand, the Surviving Corporation may assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of any materials subject to the Pre-Closing Privileges (including any books and records and other documents of the Company containing any advice or communication that is subject to any Pre-Closing Privilege) to such third party and (ii) the foregoing provisions of this Section 10.17 shall not extend to any communication or materials not involving the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any claims brought in connection with such transactions or this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the Company and Parent have executed this Agreement or caused this Agreement to be executed as of the day and year first above written.
THE COMPANY:
HARRY’S, INC.

By:
Name:
Title:

PARENT:
EDGEWELL PERSONAL CARE COMPANY

By:
Name:
Title:

MERGER SUB:
CALLAHAN CORP.

By:
Name:
Title:

2

STOCKHOLDER REPRESENTATIVE:
DUMB MONEY, LLC

By:
Name:
Title:

EXHIBIT A
[Reserved]

EXHIBIT B
Company Options and RSU Awards; Warrants
[attached]

EXHIBIT C
R&W Insurance Binder
[attached]

EXHIBIT D
Registration Rights Agreement Terms
[attached]

EXHIBIT E
Outline of Terms of Management Incentive Plan
[attached]